

AFFILIATED MANAGERS GROUP, INC.
777 South Flagler Drive
West Palm Beach, Florida 33401

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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 9, 2020

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NOTICE IS HEREBY GIVEN that the 2020 Annual Meeting of Stockholders (the "Annual Meeting") of Affiliated Managers Group, Inc. (the "Company") will be held on June 9, 2020, at 10:00 a.m. Eastern Daylight Time at the Company's office at 600 Hale Street, Prides Crossing, Massachusetts 01965, for the following purposes:

1. To elect ten directors of the Company to serve until the 2021 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified.

2. To approve, by a non-binding advisory vote, the compensation of the Company's named executive officers.

3. To approve the 2020 Equity Incentive Plan.

4. To ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year.

5. To consider and act upon any other matters that may properly be brought before the Annual Meeting and at any adjournments or postponements thereof.

This year, we have again saved significant mailing and printing costs and reduced our environmental impact by providing proxy materials to you over the Internet pursuant to Securities and Exchange Commission rules. On or about April 28, 2020, we will mail to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access the Proxy Statement and our 2019 Annual Report on Form 10-K online. The Notice, which cannot itself be used to vote your shares, also provides instructions on how to vote over the Internet and how to request a paper copy of the proxy materials, if you so desire. Whether you receive the Notice or paper copies of our proxy materials, the Proxy Statement and 2019 Annual Report on Form 10-K are available to you at **_www.proxyvote.com_**.

The Company's Board of Directors fixed the close of business on April 15, 2020 as the record date for determining the stockholders entitled to notice of, and to vote at, the Annual Meeting and at any adjournments or postponements thereof. Your vote is very important. Please carefully review the Proxy Statement and submit your proxy over the Internet, by telephone or by mail whether or not you plan to attend the Annual Meeting. If you hold your shares in street name through a broker, bank or other nominee, please follow the instructions you receive from them to vote your shares.

By Order of the Board of Directors.

David M. Billings,
General Counsel and Secretary

West Palm Beach, Florida
April 28, 2020

AFFILIATED MANAGERS GROUP, INC.
777 South Flagler Drive
West Palm Beach, Florida 33401

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PROXY STATEMENT

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FOR 2020 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 9, 2020

April 28, 2020

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Affiliated Managers Group, Inc. ("AMG," the "Company," "we" or "us") for use at our 2020 Annual Meeting of Stockholders to be held on June 9, 2020, at 10:00 a.m. Eastern Daylight Time at the Company's office at 600 Hale Street, Prides Crossing, Massachusetts 01965 and at any adjournments or postponements thereof (the "Annual Meeting"). At the Annual Meeting, stockholders will be asked to elect ten directors, approve, by a non-binding advisory vote, the compensation of the Company's named executive officers (as defined in the "Executive Compensation Tables" section of this Proxy Statement), approve the 2020 Equity Incentive Plan, ratify the selection of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for the current fiscal year, and consider and act upon any other matters properly brought before them.

Important Notice Regarding the Internet Availability of Proxy Materials. This year, we have again saved significant mailing and printing costs and reduced our environmental impact by providing proxy materials to you over the Internet in accordance with Securities and Exchange Commission ("SEC") rules. On or about April 28, 2020, we will mail to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access this Proxy Statement and our 2019 Annual Report on Form 10-K online. The Notice, which cannot itself be used to vote your shares, also provides instructions on how to vote over the Internet and how to request a paper copy of the proxy materials, if you so desire. Whether you received the Notice or paper copies of our proxy materials, the Proxy Statement and 2019 Annual Report on Form 10-K are available to you at *www.proxyvote.com*.

Stockholders of record of the Company's common stock at the close of business on the record date of April 15, 2020 will be entitled to notice of the Annual Meeting and to one vote per share on each matter presented at the Annual Meeting. As of the record date, there were 47,238,457 shares of common stock outstanding and entitled to vote at the Annual Meeting.

The presence, in person or by proxy, of holders of at least a majority of the total number of shares of common stock outstanding and entitled to vote at the Annual Meeting is necessary to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes, if any, will be counted as present and entitled to vote for purposes of establishing a quorum.

A "broker non-vote" is a proxy from a broker or other nominee indicating that such person has not received instructions from the beneficial owner on a particular matter with respect to which the broker or other nominee does not have discretionary voting power. Brokers have the discretion to vote their clients' proxies only on matters deemed "routine" by the New York Stock Exchange ("NYSE").

At this year's Annual Meeting, the election of directors (Proposal 1), the advisory vote on executive compensation (Proposal 2) and the vote to approve the 2020 Equity Incentive Plan (Proposal 3) are non-routine matters, and only the ratification of our auditors (Proposal 4) is a routine matter. It is important that you instruct your broker as to how you wish to have your shares voted on these proposals, even if you wish to vote as recommended by the Board of Directors.

Stockholders are requested to submit a proxy over the Internet or by telephone, or by returning a completed, signed and dated proxy card or voting instruction form. If you vote over the Internet or by telephone, you should not return a proxy card or voting instruction form. Shares represented by a properly submitted proxy received prior to the vote at the Annual Meeting and not revoked will be voted at the Annual Meeting as directed by the proxy. If a properly executed proxy or voting instruction form is submitted without any instructions indicated, the proxy will be voted FOR the election of each of the nominees for director, FOR the approval of the advisory vote on executive compensation, FOR the approval of the 2020 Equity Incentive Plan, and FOR the ratification of the selection of PwC as our independent registered public accounting firm for the current fiscal year. If other matters are presented, proxies will be voted in accordance with the discretion of the proxy holders on such other matters.

A stockholder of record may revoke a proxy at any time before it has been voted by filing a written revocation with the Secretary of the Company at the Company's principal executive office at 777 South Flagler Drive, West Palm Beach, Florida 33401-6152, by submitting a duly executed proxy bearing a later date, or by appearing in person and voting by ballot at the Annual Meeting. A stockholder of record who voted over the Internet or by telephone may also change his or her vote with a timely and valid later Internet or telephone vote. Any stockholder of record as of the record date may attend the Annual Meeting whether or not a proxy has previously been given, but the presence (without further action) of a stockholder at the Annual Meeting will not constitute revocation of a previously given proxy. If you hold your shares in street name and would like to change your voting instructions, please follow the instructions provided to you by your broker, bank or other intermediary.

A stockholder may vote in person at the Annual Meeting upon presenting picture identification and any one of the following: an account statement, the Notice or a proxy card. If you hold your shares in street name, you will need to obtain a proxy from your bank or broker in order to vote in person, and you must bring a brokerage statement or letter from your broker, bank or other intermediary reflecting stock ownership, along with picture identification. The address of the Company's office in Prides Crossing, Massachusetts is set forth above for stockholders who plan to vote in person at the Annual Meeting.

We currently intend to hold the Annual Meeting in person. However, we are actively monitoring the coronavirus (COVID-19) outbreak; we are sensitive to the public health and travel concerns our stockholders may have and the protocols that federal, state, and local governments may impose. In the event it is not possible or advisable to hold the Annual Meeting in person, we will announce alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting solely by means of remote communication. Please monitor our website at www.amg.com for updated information. If you are planning to attend our meeting, please check the website one week prior to the meeting date. As always, we encourage you to vote your shares prior to the Annual Meeting.

PROXY STATEMENT SUMMARY

This summary highlights certain information from our Proxy Statement for the 2020 Annual Meeting of Stockholders. You should read the entire Proxy Statement carefully before voting.

2020 Annual Meeting of Stockholders

Meeting Information	Agenda Items	Recommendation	Additional Detail
June 9, 2020 10:00 a.m. Eastern Daylight Time Affiliated Managers Group, Inc. 600 Hale Street Prides Crossing, Massachusetts 01965	*Proposal 1—Election of Directors*	FOR each Nominee	Page 12
	Proposal 2—Advisory Vote to Approve Executive Compensation (Say-on-Pay)	FOR	Page 69
	Proposal 3—Approve the 2020 Equity Incentive Plan	FOR	Page 70
	Proposal 4—Ratification of Selection of Independent Registered Public Accounting Firm	FOR	Page 76

Company Overview

AMG is a global asset management company with equity investments in high-quality boutique investment management firms, which we call our "Affiliates". Our strategy is to generate long-term value by investing in leading independent active investment managers, through a proven partnership approach, and allocating resources across our unique opportunity set to the areas of highest growth and return. Through our innovative partnership approach, each Affiliate's management team retains significant equity ownership in their firm while maintaining operational autonomy. In addition, we offer centralized capabilities to our Affiliates across a variety of areas, including strategy, marketing and distribution, and product development. As of December 31, 2019, our aggregate assets under management were approximately $726 billion, pro forma for a new Affiliate investment which has since been completed, across a broad range of active, return-oriented strategies.

Governance Highlights

Independent and Diverse Board	• New Lead Independent Director appointed in 2019 • Women represent 25% of non-executive director nominees, with two female directors on the Board • 25% of non-executive director nominees are non-U.S. citizens	• Executive Chairman role separates the CEO and Chairman functions; in place since 2018 • Directors bring a wide array of qualifications, skills and attributes to AMG's Board; see Director Skills Matrix on page 14
Active Board Refreshment	• A new director joined in 2020; 40% of directors joined the Board within last five years; one fewer executive director • A new Lead Independent Director, and new Chair of the Nominating and Governance Committee, in 2019	• Balanced mix of short- and long-tenured non-executive directors; average director nominee tenure of eight years (consistent with the peer average) • Long-tenured directors in leadership roles
Director Accountability, Development and Engagement	• 100% attendance at Board meetings, and over 95% average attendance rate at Board and committee meetings, in 2019 • Comprehensive orientation for new directors; ongoing development programs, with additional training for directors in new leadership roles	• Annual Board and committee self-evaluations and individual director assessments • Annual election of directors at majority vote standard (no staggered board), with a 98% average director re-election vote in 2019
No Overboarding	• Two directors currently serve on boards of other public companies	• No director serves on more than one additional public company board
Active Stockholder Engagement	• Active engagement, with regular stockholder outreach • Demonstrated integration of stockholder feedback into corporate governance practices and compensation program design over multiple years	• In 2019 and 2020YTD we held over 200 meetings with stockholders, representing more than half of our voting shares, on topics including corporate strategy, corporate governance and executive compensation
Equity Ownership Guidelines	• 10x annual base salary for AMG's President and CEO • 7x annual base salary for all other NEOs • 5x annual base fees for non-executive directors • Amended in 2020 to prohibit stock sales if multiple is not met	• CEO holds shares of AMG stock that significantly exceed the required level; purchased 31,000 shares in the open market since appointment as CEO • CEO and CFO are also subject to a new Equity Holding Policy described on page 33
Successful Implementation of Long-Term Succession Plan	• In 2018, AMG announced that Chairman and CEO Sean M. Healey had been diagnosed with ALS, and the Board initiated its long-term succession plan • The successful initiation of the Board's long-term succession plan was the culmination of advance evaluation and planning; the Board was positioned to immediately provide continuity of leadership in a time of unexpected transition	• In May 2018, Mr. Healey was appointed Executive Chairman, and in 2019 President and CFO Jay C. Horgen was appointed as President and CEO and Thomas M. Wojcik joined AMG to become CFO • Transition and succession planning activities are ongoing, with the continued enhancement of the senior management team through new and evolving roles
Prioritization of Risk Management Oversight and ESG Factors	• Board has principal responsibility for oversight of AMG's risk management process, including data security and other ESG topics; a majority of directors have extensive background and experience in risk management • Approximately 80% of AMG's AUM is managed by Affiliates which consider ESG in their investment process; fifteen are signatories to UNPRI and five are signatories to the UK Stewardship Code	• A cross-functional Sustainability Committee was formed at the management level in 2018, with Board oversight responsibility of policies and operational controls for environmental, health and safety, and social risks • The Sustainability Committee reports to the Board at least annually, and includes members of AMG's executive management team

2019 Performance Summary

Evolved AMG's core strategy and took action to position our business for future growth, while managing through CEO and CFO transitions and other organizational change

Significant organizational change including CEO transition, CFO transition, and additional realignment of executive management team

Consistent core strategy further refined by new leadership team: AMG generates long-term value by investing in leading independent active investment managers, through a proven partnership approach, and allocating resources across AMG's unique opportunity set to the areas of highest growth and return

Strong execution of evolved growth strategy

- Allocating capital to enhance future growth across investments in new Affiliates, existing Affiliates, and centralized growth initiatives

- Focused on further refining discipline in identifying and structuring new Affiliate partnerships to generate attractive shareholder returns across broad array of outcomes; enhanced relationship-building strategy with prospective Affiliates, leveraging broader calling effort to pivot toward areas of current and expected future client demand

- Successful investment in new Affiliate Garda Capital Partners in 2019; meaningful progress made towards an investment in Comvest Partners and a strategic relationship with iCapital Network (both announced in early 2020)

- Further development of strategic distribution relationships to enhance AMG's product set and expand distribution capabilities

Strategic business repositioning freed up capital and resources to reallocate approximately $25 million to areas of highest growth and return

- Repositioned human capital to focus and align resources with most significant forward growth opportunities, particularly global sales coverage

- Collaborated with certain challenged Affiliates to optimize outcomes for clients and Affiliate management principals; generated significant cash proceeds through disposition of AMG's interest in BlueMountain Capital, and eliminated an ongoing loss generated by the business

- Outsourced certain centralized capabilities to provide Affiliates with enhanced service at attractive economics

Ongoing focus on balance sheet strength and capital allocation to support growth strategy and then return capital to stockholders

- Increased borrowing capacity and extended duration of borrowings through the refinancing of AMG's credit facilities and the issuance of $300 million of retail notes due 2059

- Demonstrated commitment to returning capital to stockholders, with $361 million in share repurchases and $65 million in dividends in 2019

Continued focus on ESG initiatives

- Enhanced focus on employee engagement and development in 2019, including initiation of formal employee feedback mechanism (survey)

- Reinvigorated entrepreneurial culture after a period of significant transition, including implementation of cross-functional committees to increase communication and enhance commercial outcomes

- Ongoing support of non-profit organizations in our communities with inaugural AMG Day of Service globally; continuing to foster a culture of sound corporate citizenship

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Mixed financial performance in a challenging environment for active asset managers

- Highly correlated equity markets in 2019 continued to present challenges to active managers, including resultant ongoing active equity outflows for the industry

- AMG's overall earnings declined due to performance challenges at certain Affiliates, along with lower performance fees and negative net client cash flows

- AMG's illiquid alternative strategies, specialty fixed income, and wealth management areas generated strong inflows and earnings growth that partially offset outflows

- **GAAP Net Income (controlling interest) of $15.7 million**, primarily due to impairment charges and expenses related to strategic repositioning of the business

- **Economic net income of $720.2 million**, a decline of -8% compared with the prior year; growth rates of +2% and +14% over the 3- and 5-year periods

- **Aggregate fees of $5.0 billion**, a decline of -9% compared with the prior year; growth rates of +16% and +18% over the 3- and 5-year periods

- **AUM of $723 billion at year end**, reflecting outflows for the year, driven primarily by certain quantitative strategies, offsetting asset growth resulting from strong alpha generation by a number of Affiliates

Additional information on non-GAAP financial performance measures, including reconciliations to the most directly comparable GAAP measure, can be found in AMG's Annual Report on Form 10-K under "Supplemental Financial Performance Measures." Aggregate fees is an operating measure that consists of the total asset- and performance-based fees earned by all of AMG's consolidated and equity method Affiliates, and includes the aggregate fees of certain Affiliates in which we are repositioning our interests and that are not significant to our aggregate fees or our results of operations, as further described in the Annual Report on Form 10-K.

2019 stock decline, reflecting industry headwinds

Absolute stock performance

- Stock price declined -13% in 2019, reflecting a challenging market environment for active asset managers

- Stockholder returns of +26% over the trailing 10-year period and +441% since AMG's IPO; -42% and -60% over the 3- and 5-year periods

Relative stock performance

- 2019 stock performance fell behind AMG's Peer Group average, as well as the S&P 400®

- Long-term stock performance outpaced AMG's Peer Group median over the 10-year period

Compensation Program and Governance Enhancements: 2017 – 2018

Positive Stockholder Feedback on 2017 – 2018 Compensation Program Enhancements

At each of AMG's previous two Annual Meetings, over 94% of stockholder votes cast were in favor of named executive officer compensation, reflecting strong support for AMG's executive compensation program design and demonstrated focus on pay-for-performance. This high level of support followed a comprehensive outreach effort to stockholders following our 2017 and 2018 Annual Stockholder Meetings to discuss a broad range of topics, including executive compensation and corporate governance matters. During this outreach, senior management attended in-person meetings with top institutional investors and major proxy advisory firms, in several of which AMG's Compensation Committee Chair, Jide Zeitlin, participated. The Compensation Committee considered the feedback from this outreach, and implemented meaningful enhancements to AMG's compensation program.

Stockholder Comments	Compensation Committee Response
Improve transparency regarding Performance Assessments	Expanded the Performance Assessments disclosure, including scores in each category and financial targets, to show the linkage between the assessments and the resulting awards, and to explain any exercise of Committee discretion
Performance Assessments should be more formulaic	Revised weightings of the assessment categories, to increase the quantitative financial and stock performance factors and reduce the weighting of more subjective strategic factors in 2018; added disclosure of sub-category weightings and expanded disclosure on subjective qualitative factors in 2019 to further increase transparency
Disclose financial targets used in the determination of short-term incentive awards	Disclosed targets used in the cash bonus Performance Assessment, which are set based on projected performance levels; targets include Economic earnings per share and EBITDA margin, together tracking the efficiency, stability and growth of our earnings
Increase proportion of performance-based equity awards	Significantly increased the proportion of performance-based equity awards to 60% of our CEO's total equity incentive awards; equity with performance conditions is now the largest component of CEO total compensation
Use a performance metric with broader alignment to stockholder value creation	Implemented a new Return on Equity (ROE) metric for performance awards, replacing our use of earnings growth targets, to better align management incentives with the strategic goals of both growing earnings and effectively managing capital
Use separate determination processes for cash bonuses and equity awards	Implemented a quantitative determination process for cash bonuses distinct from the process for determining equity incentive awards, using a new Short-Term Incentive Compensation Performance Assessment
Eliminate award re-testing	Addressed performance award "re-testing" concerns through the use of a single operating metric hurdle measured over a single three-year period
Implement compensation caps for NEOs in addition to CEO	Established direct caps on Annual Performance-Based Incentive Compensation for each NEO, in addition to the CEO; also lowered the existing cap on CEO Annual Performance-Based Incentive Compensation and established a CEO cash bonus cap
Maximum award values remain high	2018 CEO compensation declined -43% vs. 2017, which followed declines in each of the prior five years for an overall reduction of -65% between 2013 and 2018, demonstrating ongoing attention to the issue and the impact of program enhancements
CEO compensation caps are high	Significantly reduced the existing caps on CEO Annual Performance-Based Incentive Compensation – a 12.5% reduction on the overall cap in 2018 compared to the prior year and a 30% reduction over the prior two years
Executives should hold significantly larger equity stakes	Equity Ownership Guidelines were revised during the 2018 performance year compensation cycle, to increase the requirement for our President to 10x annual base salary; ongoing consideration of potential additional policies and programs to promote accumulation and retention of equity
ESG activities should factor into incentive award decisions	Formal weighting of ESG factors added to both the Short-Term and Long-Term Incentive Compensation Performance Assessment scorecards

Over 94% of stockholder votes cast were in favor of NEO compensation in AMG's 2018 and 2019 Say-on-Pay Votes

Compensation Program and Governance Enhancements (cont.): 2019 – 2020YTD

2019 – 2020YTD Stockholder Comments and Additional Governance and Compensation Program Enhancements

Following the 2019 Annual Meeting, AMG continued its engagement with stockholders and proxy advisory firms on AMG's corporate governance practices and executive compensation program. The recent outreach effort comprised meetings with institutional investors over the course of the year and into 2020, as well as multiple meetings with major proxy advisory firms. The collective feedback from this outreach was taken into account and is reflected in further enhancements made to AMG's corporate governance practices and compensation program design for performance year 2019, as well as in the Committee's final compensation determinations.

Changes to Corporate Governance Practices:

Stockholder Comments		AMG Response
Comment #1	**Directors and Executives should hold significantly larger equity stakes, and be subject to policies that promote long-term equity accumulation**	**We want our directors and executives to act as owners of the business, and have taken action to ensure that they are further aligned with stockholders and incented through significant long-term holding requirements** • ***Revised Equity Ownership Guidelines:*** – Directors: Added a new restriction on selling any shares of AMG stock while a director's equity ownership does not exceed the required level through an accumulation period; revised the guidelines applicable to non-executive directors to target achievement of holdings at or above 5x base annual fees within three years of joining the board (reduced from five years) – Executives: Added a new restriction on selling any shares of AMG stock while an executive's equity ownership does not exceed the required level through an accumulation period • ***Revised Director Compensation Program to be "All Equity":*** Amended the director compensation program to provide for 100% of all compensation paid to non-executive directors to be in the form of equity awards with deferred vesting, eliminating any cash consideration from non-executive director compensation, including all annual and committee fees • ***Grant of Long-Term Equity Alignment Award to Key Executives*****:** – Granted a one-time Long-Term Equity Alignment Award in August of 2019, with significantly deferred vesting and rigorous and transparent performance conditions across 100% of awards, to align the new executive team with stockholders. Awards included 5-year cliff vesting on performance-based options as well as an additional mandatory holding period of up to two years, thereby locking the new management team in place for at least the next seven years and galvanizing the team around the goal of long-term shareholder value creation – Long-Term Equity Alignment Award was granted in response to stockholder feedback as well as to retain and incent executives through a period of significant transition, and increase management's exposure to and alignment with stockholders. The August 2019 award included a portion of the 2019 performance year equity awarded to the CEO, and is expected to replace a portion of the long-term incentive compensation over at least three years – ***New, Additional Equity Holding Policy:*** As a condition of participating in the Long-Term Equity Alignment Award, executives (including our CEO and CFO) agreed to an additional Equity Holding Policy (which, for participating NEOs, supplements the Equity Ownership Guidelines) that further restricts their ability to sell shares of AMG stock for the duration of their AMG service and requires holding vested, unrestricted shares of 2x total annual compensation for CEO, and 1x total annual compensation for other participating executives • ***Directors and Executives Demonstrated Commitment Through Open Market Purchases:*** – Our Lead Independent Director and Audit Committee Chair have each made multiple open-market share purchases in 2019 and 2020YTD, collectively purchasing over 18,000 shares – Our CEO has purchased 31,000 shares in the open market since May 2019 appointment – Our CFO has also made open-market share purchases since joining AMG in April 2019
Comment #2	**Further increase focus on Board refreshment, and expanding the diversity of skills and experience**	**We want our Board to evolve along with AMG, as we refine and execute our strategy against the backdrop of transition in the management team and organizational change** • ***New Director:*** A new independent director, Reuben Jeffery III, was appointed in 2020; 40% of directors joined the Board within last five years; one fewer executive director • ***Rotating Board Roles*****:** In 2019, a new Lead Independent Director, new Chair of the Nominating and Governance Committee, and Committee member refreshment • ***Revised Board Skills Matrix to focus on Capital Allocation*****:** Revised the criteria for evaluating director candidates to include skills and experience in Capital Allocation and an expanded set of Operational skills and experience (see Director Skills Matrix on page 14)
Comment #3	**Prioritize diversity when evaluating the composition of the Board and AMG's employee base**	***We believe that diversity is essential to our success and that of our Affiliates, and want that to be reflected in our governance practices*** • ***Two Women Serving on the Board*****:** Women represent 25% of non-executive director nominees, with two female directors on the Board; continuing focus on gender diversity as a priority in our ongoing Board refreshment process • ***Expanding Employee Diversity:*** Achieved gender diversity of 40% across all management positions, surpassing the asset management industry average
Comment #4	**Enhance AMG's corporate ESG initiatives**	***We continued to focus on ESG initiatives, and believe that sound corporate citizenship and attention to governance and environmental principles are essential to our success*** • Achieved leading rankings by ESG rating providers, improved significantly relative to prior years • Transitioned to 100% renewable energy sources at multiple office locations

Compensation Program and Governance Enhancements (cont.): 2019 – 2020YTD

2019 – 2020YTD Stockholder Comments and Additional Governance and Compensation Program Enhancements

Changes to Executive Compensation Program:

Stockholder Comments		AMG Response
Comment #1	**AMG's Peer Group should better reflect AMG's size and business mix**	• Revised our Peer Group to remove BlackRock, Inc. and add Ares Management Corporation and Janus Henderson Group plc, to reflect companies with revenue and market capitalizations that are more in line with our own, and to include additional firms with significant assets under management in alternative strategies given that alternatives account for nearly 40% of AMG's earnings
Comment #2	**Disciplined capital allocation should factor into incentive award decisions**	• Added a new assessment category to the Long-Term Incentive Compensation Performance Assessment scorecard for Capital Allocation, in recognition of its importance as we seek to deploy resources in the areas of highest growth and return in our business to capitalize on growth opportunities, before efficiently returning capital to our stockholders
Comment #3	**Explain how financial performance targets are determined**	• Expanded disclosure regarding Compensation Committee determinations of financial performance targets used in the cash bonus Performance Assessment, to further increase transparency • Further expanded disclosure on the Committee's use of ROE as the metric for equity awards subject to future performance hurdles, explaining its utility as an objective measure of management's effectiveness at using stockholder equity to generate earnings and to encourage responsible long‑term planning
Comment #4	**Maximum award values remain high**	• Reduced the formulaic Incentive Pool sizing factor, from 6% of Adjusted Economic net income to 5.25%, to further limit the potential amount of overall performance-based compensation, following significant declines in annual compensation in each of the prior five years

Proposed 2020 Equity Incentive Plan Combines Compensation and Governance Best Practices

Proposal 3 at the Annual Meeting is a stockholder vote to approve our 2020 Equity Incentive Plan. The 2020 Plan is an important compensation tool designed to retain and motivate AMG's officers and other employees, directors and key persons (including consultants and advisors) who are responsible for or contribute to the management, growth or profitability of the Company and our Affiliates, while providing incentives for such persons to create shareholder value. The 2020 Plan combines best practices in executive compensation and corporate governance, and incorporates feedback from stockholders and proxy advisory firms. Our previous equity plan, the 2013 Stock Incentive Award Plan, provided equity incentives over a period of seven performance years, and our three-year average burn rate during the last three years was below the average among our Peer Group. See Proposal 3 for additional information.

Limited Dilution	The additional shares of common stock requested under the 2020 Plan represent less than 10% of our current outstanding shares
No Liberal Share Counting	The 2020 Plan does not include provisions frequently labeled as "liberal share counting" (i.e., the ability to re-use shares tendered or surrendered to pay the exercise cost or tax obligation of grants)
No Repricing, Replacement or Buy Backs	The Company may not reprice, replace or buy back any out-of-the money stock options or stock appreciation rights without stockholder approval
No "Evergreen" Feature	The number of shares of common stock available for issuance is fixed and will not automatically increase, on an annual basis or otherwise, without the need for stockholder approval of the increase
One-Year Minimum Vesting	95% of awards issuable under the 2020 Plan are required to be subject to vesting for a minimum of one year following the date of grant (virtually all grants to executives have in practice been subject to multi-year vesting; previous equity plan did not have any minimum vesting provision)
No Payment of Dividends Prior to Vesting	No dividends or dividend equivalents will be paid or distributed with respect to any portion of an award that is unvested; any accumulated dividends will be forfeited if the applicable vesting conditions are not satisfied
No Discounted Awards	The exercise price of stock options and the base price of stock appreciation rights must be no less than fair market value on the date of grant
"Double trigger" Vesting for Change-in-Control Payments	Upon a change in control, the vesting of outstanding equity awards may only be accelerated if there is also a termination of employment without cause or for good reason within two years (i.e., a "double trigger")
Cap on Non-Executive Director Award	The maximum grant date fair value of awards granted to any non-executive director in any calendar year, assuming a maximum payout, may not exceed $500,000
Incentive Compensation Recoupment Policy	Any awards granted under the 2020 Plan are subject to our clawback policy that allows, under certain circumstances, for the recoupment of performance-based compensation from executive officers
Equity Holding Policies	Any awards granted under the 2020 Plan are subject to our Equity Ownership Guidelines and Equity Holding Policy, as applicable, designed to promote their long-term accumulation and retention of equity in our Company

2019 Annual Compensation Results and Program Overview

Annual Compensation Determination Process

- The Incentive Pool, which serves as the basis for formulaically determining all Annual Performance-Based Incentive Compensation, was set at 5.25% of Adjusted Economic net income (reduced from 6% in 2018), resulting in a $44.9 million pool

- CEO Annual Performance-Based Incentive Compensation was capped at the lesser of $17.5 million or 40% of the Incentive Pool, which resulted in a cap of $17.5 million; Annual Performance-Based Incentive Compensation for our Executive Chairman and for our CFO was capped at the lesser of $10.0 million or 20% of the Incentive Pool, and for our Head of Global Distribution and for our General Counsel was capped at the lesser of $5.0 million or 10% of the Incentive Pool

- In addition to the overall incentive award cap, the cash bonus for AMG's CEO was capped at $4.0 million

- Equity incentive awards were limited to the capped amount of Annual Performance-Based Incentive Compensation less the maximum cash bonus, resulting in a maximum of $13.5 million of equity incentive awards for AMG's CEO

- Weighted scores were determined using two quantitative assessments—the Short-Term and the Long-Term Incentive Compensation Performance Assessments—and were applied to the cash bonus and equity incentive award caps, respectively, to produce formulaic award payout amounts for each of these two award categories

- For purposes of the Performance Assessments, the Compensation Committee considered Mr. Horgen as serving in the role of CEO for the full year, as a practical expedient and in recognition of his prior role as AMG's President and CFO and his exceptional leadership efforts during the CEO transition. The Committee also considered stockholder feedback across various elements of the compensation program, including comments regarding the low levels of equity incentives held by the new management team

Short-Term Incentive Compensation Performance Assessment

- AMG's business performance in 2019 reflected (i) the challenging environment for asset managers, which produced negative flows across active equity managers, and (ii) solid results for the year against Economic earnings per share and EBITDA margin targets

- Despite these challenges, the Committee recognized the strong growth in illiquid alternative strategies over the year, as well as the management team's success in executing on AMG's new investments strategy, including the announced investment in Garda Capital Partners during the year as well as the progress made toward the subsequently announced investment in Comvest Partners and the strategic relationship with iCapital Network, as well as the disposition of AMG's interest in BlueMountain Capital; and in implementing strategic initiatives to re-focus capital and resources to reposition our and our Affiliates' businesses for future growth – all of which was executed during the CEO and CFO transitions and other organizational change that occurred during the year

- An overall weighted score of 70% was applied to the capped annual cash bonus of $4.0 million, resulting in a formulaic cash bonus of $2.8 million for AMG's CEO, which the Committee reduced by approximately 29% as part of a reduction in annual compensation due to the one-time Long-Term Equity Alignment Award granted in August of 2019, for a final cash bonus award of $2.0 million

2019 Financial Results vs. Targets



Financial targets used in the Short-Term Incentive Compensation Performance Assessment are designed to align management incentives with stockholder value creation, and take into account factors known at the time. Actual results may be impacted by a number of external factors, including macroeconomic factors, market changes, and regulatory or political changes, as well as other factors such as share repurchases and new investments in Affiliates, that may not be anticipated and could significantly impact AMG's business. These financial targets are not intended to be a form of guidance or a prediction of AMG's performance during the performance year or in any future period.

Long-Term Incentive Compensation Performance Assessment

- An overall weighted score of 40%, reflecting the challenging environment for active asset managers and the recent stock performance in particular, was applied to the capped annual amount of equity incentive awards of $13.5 million, resulting in a formulaic equity incentive award for AMG's CEO of $5.4 million, which the Committee reduced by approximately 21% as a partial reduction in annual compensation due to the one-time Long-Term Equity Alignment Award granted in August of 2019, for a final equity incentive award of $4.275 million

- The Committee's allocation for this equity incentive award amount was 40% in the form of Long-Term Deferred Equity Awards and 60% in the form of Long-Term Performance Achievement Awards, consistent with the targeted allocations

2019 Compensation Results and Elements of Compensation

Annual CEO compensation declined -3% compared to 2018, and annual NEO compensation in aggregate declined -20%, reflecting the results of the Compensation Committee's formal Performance Assessments, which considered AMG's stock performance, financial and operating results and strategic performance for the year and over the long term, on both a relative and an absolute basis, as well as the business initiatives achieved over the year and AMG's performance against pre-established financial performance targets.

The Committee exercised negative discretion to reduce the formulaic amount of incentive awards produced by the Performance Assessments by $2 million (23%) for our CEO, in light of the one-time Long-Term Equity Alignment Award granted in August of 2019, and expects the award to replace a portion of Annual Performance-Based Incentive Compensation over at least three years.

Consistent with prior years, a significant proportion of Annual Performance-Based Incentive Compensation was in the form of performance-based equity awards, which were 60% of total CEO equity incentive awards and were the largest component of total CEO compensation. These awards are subject to three-year cliff vesting, with delivery tied to rigorous ROE targets that align management incentives with the strategic goals of growing earnings and effectively managing capital.



Supplemental Table—Annual Compensation Earned in Fiscal Year 2019

Name and Principal Position	Salary	Cash Bonus	Long-Term Deferred Equity Awards	Long-Term Performance Achievement Awards	All Other Compensation	Total Compensation Earned
Jay C. Horgen............................ President and Chief Executive Officer	$ 648,718	$2,000,000	$ 1,710,000	$ 2,565,000	$ 48,910	$ 6,972,628
Sean M. Healey .... Executive Chairman	$ 750,000	$2,775,000	$ 800,000	$ 1,200,000	$ 42,604	$ 5,567,604
Thomas M. Wojcik .... Chief Financial Officer	$ 346,795	$ 800,000	$ 780,000	$ 1,170,000	$ 24,404	$ 3,121,199
Hugh P. B. Cutler......................... Executive Vice President and Head of Global Distribution	$ 400,000	$ 600,000	$ 400,000	$ 600,000	$ 36,492	$ 2,036,492
David M. Billings .... General Counsel and Secretary	$ 400,000	$1,100,000	$ 180,000	$ 270,000	$ 28,454	$ 1,978,454

The above tables exclude the one-time Long-Term Equity Alignment Award granted in August 2019, which was granted separately from our Annual Performance-Based Incentive Compensation determination process and is discussed separately below. The above tables also include equity awards granted to the Company's named executive officers in March 2020 in recognition of 2019 performance (and exclude equity awards granted in February 2019 in recognition of 2018 performance), to better demonstrate how the Company evaluates and compensates its named executive officers on an annual basis. These amounts differ from the compensation reported in the Summary Compensation Table because SEC rules require equity awards to be reported in the fiscal year of grant, even where the awards are intended to compensate executives for performance in a prior year. Further, Nathaniel Dalton, our former Chief Executive Officer, served in that position for only part of the year and his compensation is also excluded from the above table. Please refer to the "Executive Compensation Tables" section of this Proxy Statement for additional information.

2019 Long-Term Equity Alignment Award

2018 – 2019 Management Team Transitions

- In 2018, AMG announced that Chairman and CEO Sean M. Healey had been diagnosed with ALS, a terminal disease, and the Board appointed Nathaniel Dalton, who had been with AMG for over 20 years, to succeed Mr. Healey as CEO. Mr. Healey was appointed Executive Chairman. Mr. Dalton served as CEO for one year
- In early 2019, as part of its multi-year succession plan transitioning to the next generation, the Board appointed Jay C. Horgen (formerly CFO) as President and then as CEO, and Mr. Horgen brought together a group of next generation management, including the recruitment of a new CFO, Thomas M. Wojcik, to lead the Company forward. The Board, including Mr. Horgen, continues to focus on developing and enhancing the senior management team, to maintain a breadth and depth of talent that ensures that AMG is well-positioned to continue to refine and execute against its strategy
- Throughout these transitions, the Compensation Committee has focused on the levels of equity held by senior team members, and the duration of vesting of awards across the group, taking into account the multitude of new roles and positions, expected future contributions and stockholder feedback regarding perceived low levels of equity ownership among senior team members
- In August of 2019, in recognition of stockholder feedback (further detailed below), as well as the need to further equitize management and retain key executives against the backdrop of significant organizational change, the Committee granted our CEO, CFO, and other members of the next-generation management team, special one-time Long-Term Equity Alignment Awards

Long-Term Equity Alignment Award

Award Rationale	Award Structure
Aligns executives with stockholders and galvanizes the team around the goal of long-term shareholder value creation over an extended time horizon of at least seven years	**Awards were a mix of Options and RSUs, 100% of which included a rigorous and transparent performance hurdle based on Return on Equity (ROE)**
• One-time awards, at a time of unique transition among the management team, to accomplish specific alignment goals • The Compensation Committee considered levels of equity held by senior team members and the duration of vesting of awards across the group, taking into account the multitude of new roles and positions, expected future contributions, and stockholder feedback regarding perceived low levels of equity ownership among senior team members • The Compensation Committee has not granted one-time awards of this type and magnitude before, and currently has no expectation of doing so again in the future • Structure and notional levels of the grant took into account stockholder feedback that executives should hold more equity, to further align management exposure to, and incentives with, stockholder value creation • Key goals of the grant were (i) stability in the next-generation senior management team and (ii) further alignment of management incentives with stockholders, using an award structure designed to: – galvanize the team around the goal of long-term shareholder value creation – lengthen the duration of existing equity incentives through the additional Equity Holding Policy – recognize and incent a broader group of next-generation executives • Award is in keeping with AMG's pay-for-performance philosophy—if the team does not achieve results in the form of both a higher stock price and strong ROE results, awards will expire with little or no value • Average ROE aligns management incentives with the strategic goals of both (i) growing earnings and (ii) effective stewardship of shareholder capital, over a long-term period – ROE targets were set based on historic and projected performance levels that incent management to control costs and deploy capital to maximize stockholder value creation – This metric is used by other financial services companies as an objective measure of management's effectiveness at using stockholder equity to generate earnings and to encourage responsible long-term planning • CEO award amounts reflect approximately 7x current annual performance-based equity awards, mirroring the 7-year holding period • Partially replaced annual compensation in 2019, through the Committee's discretionary reduction of CEO Annual Performance-Based Incentive Compensation for 2019 by approximately 23%, and is expected to replace a portion of Annual Performance-Based Incentive Compensation over at least three years	Restricted Stock Unit Component • Ratable vesting through August 2023, in years 3, 4 and 5 • Each tranche is only delivered if a 12% Average ROE target is met; if target is not met, the tranche is forfeited Option Award Component • 5-year cliff vesting in August 2024 • Awards are subject to rigorous, transparent Average ROE performance targets over a 5-year performance period – If Average ROE is 16%, 100% of the award will vest – A ratable portion will vest if Average ROE is between 12% and 20%, for delivery of between 50% and, in the circumstance of exceptional performance, a maximum of 150% of the initial award • Option structure creates a secondary performance condition — recipients only realize value from the awards if AMG's stock price increases from the grant date strike price of $74.49 per share Equity Holding Policy • Recipients are subject to additional restrictions on sales of AMG stock, for the remainder of their AMG service – No sales permitted by CEO unless vested, unrestricted shares held exceeds 2x Total Annual Compensation (inclusive of base salary and incentive awards) – Required level for other officers of 1x Total Annual Compensation – Alignment RSUs must be held for at least 6 years after grant (through 2025), and Alignment Option Shares must be held for 7 years after grant (through 2026) Award Amounts • $18.0 million for our CEO (40% Alignment Options and 60% Alignment RSUs; allocated options were limited by equity plan rules and would otherwise have constituted a majority of the allocation to the CEO) • $5.6 million for our CFO (80% Alignment Options and 20% Alignment RSUs)

2019 Long-Term Equity Alignment Award (cont.)

Stockholder Feedback on the August 2019 Long-Term Equity Alignment Award Grant

AMG engaged with stockholders directly to explain the rationale for the Long-Term Equity Alignment Award Grant, and to solicit their views on the award and on the impact of the grant to our compensation program, and received the following feedback

Comment #1	**Special awards of this type should have long-term vesting and/or holding periods**	• The deferred vesting periods of the Long-Term Equity Alignment Grant awards, coupled with the new Equity Holding Policy, require award recipients to remain at AMG and hold the shares for an extended period in order to realize value from the award—-sales of the Alignment RSUs are restricted through August 2025 and sales of shares from the Alignment Options are restricted through August 2026 • The deferral and holding periods were designed to ensure that the current team is incented to remain at AMG and is meaningfully aligned with stockholders for at least seven years – a period which enables the execution of the team's long-term growth strategy and the potential for creation of substantial shareholder value
Comment #2	**The awards should have a performance condition that is designed to achieve the goals of the award (incenting business growth in alignment with stockholders)**	• The Alignment RSUs and the Alignment Options are both subject to a ROE performance measure, which aligns management incentives with the strategic goals of both (i) earnings growth and (ii) effective stewardship of shareholder capital, over a long-term period • The effective stewardship of shareholder capital is a key component of AMG's growth strategy, as we seek to create long-term value for stockholders and generate earnings growth by investing in high-quality independent active managers, and allocating resources to areas of highest growth and return, and then returning capital to stockholders through share repurchases • The measurement periods for the ROE performance condition range from two to five years, to focus management over an extended period on producing long-term shareholder value • Design is consistent with the Compensation Committee's historic use of rigorous pre-established performance targets, with demonstrated impact – 2013 Long-Term Performance Equity Awards, representing $1.3 million in grant date fair value for Mr. Horgen, were forfeited in full on December 31, 2019 based on AMG's stock performance measured over a six-year period
Comment #3	**Explain whether the award is one-time in nature and whether it will replace future annual compensation**	• The award was a special, one-time grant, during a multi-year period of unique transition among the management team and in AMG's history, including the transition of leadership from AMG's founding generation of executives to a new leadership team – and was designed to accomplish specific alignment and retention goals • The Compensation Committee has not granted one-time awards of this type and magnitude before, and currently has no expectation of doing so again in the future • Partially replaced annual compensation in 2019, through the Committee's discretionary reduction of CEO Annual Performance-Based Incentive Compensation by approximately 23%, and is expected to replace a portion of Annual Performance-Based Incentive Compensation over at least three years
Comment #4	**Explain how magnitude of the grant was determined**	• Award amounts reflect a multiple of annual performance-based equity awards projected over the 7-year holding period • Partially replaced annual compensation in 2019, through the Committee's discretionary reduction of CEO Annual Performance-Based Incentive Compensation for 2019 by $2 million (approximately 23%), and is expected to replace a portion of Annual Performance-Based Incentive Compensation over at least three years
Comment #5	**Explain how risk considerations factored into the award structure**	• No portion of the award vests in the first two years from grant; a significant portion of the award is subject to five-year cliff vesting, coupled with an extended holding policy, avoiding incentives that might encourage inappropriate risk taking focused on short-term results • 100% of the awards are subject to performance conditions, with extended measurement periods ranging from two to five years, to focus management on producing long-term shareholder value • The awards are subject to AMG's clawback policy that allows, under certain circumstances, for the recoupment of the awards

PROPOSAL 1: ELECTION OF DIRECTORS

Introduction

Our Board of Directors consists of twelve members, including one new member appointed effective as of April 28, 2020. At the Annual Meeting, ten directors are expected to be elected to serve until the 2021 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified. The Board of Directors, upon the recommendation of the Nominating and Governance Committee, has nominated Messrs. Samuel T. Byrne, Dwight D. Churchill, Glenn Earle, Sean M. Healey, Jay C. Horgen, Reuben Jeffery III, Patrick T. Ryan and Jide J. Zeitlin, and Mses. Tracy P. Palandjian and Karen L. Yerburgh (collectively, the "Nominees"), to serve as directors. As of April 28, 2020, each of the Nominees is currently serving as a director of the Company. Two of our current directors, Messrs. Nathaniel Dalton and Niall Ferguson, have determined to not stand for re-election when their terms expire after the Annual Meeting in June 2020. As more fully discussed below in the "Corporate Governance Matters and Meetings of the Board of Directors and Committees" section of this Proxy Statement, the Board of Directors has determined that seven of its ten Nominees, Messrs. Byrne, Churchill, Earle, Jeffery, Ryan and Zeitlin, and Ms. Palandjian, have no material relationship with the Company and, therefore, are independent for purposes of NYSE listing standards. The Board of Directors expects that each of the Nominees will, if elected, serve as a director for the new term. However, if any person nominated by the Board of Directors is unable to accept election, the proxies will be voted for the election of such other person or persons as the Board of Directors may recommend.

The Company's amended and restated by-laws (the "By-laws") provide for majority voting in uncontested director elections. Under the majority voting standard, directors are elected by a majority of the votes cast, which means that the number of shares voted "for" a director must exceed the number of shares voted "against" that director. In a contested election (a situation in which the number of nominees exceeds the number of directors to be elected), the standard for the election of directors will be a plurality of the votes cast. Abstentions and broker non-votes will have no effect on the outcome of the vote on the election of directors.

Under our Corporate Governance Guidelines, the Nominating and Governance Committee has established procedures for any director who is not elected to tender his or her offer to resign. Upon receiving the director's offer to resign, the Nominating and Governance Committee will recommend to the Board of Directors whether to accept or reject the offer to resign, or whether other action should be taken. The Nominating and Governance Committee and the Board of Directors, in making their decisions, may consider any factor or information that they deem relevant. The Board of Directors, taking into account the Nominating and Governance Committee's recommendation, will act on the tendered resignation within ninety days following certification of the election results. A director whose resignation is under consideration must abstain from participating in any recommendation or decision regarding his or her resignation.

Recommendation of the Board of Directors

The Board of Directors believes that the election of each of the Nominees is in the best interests of the Company and its stockholders and, therefore, unanimously recommends that stockholders vote **FOR** the election of each of the Nominees.

Information Regarding the Nominees

The following table sets forth the name, age (as of April 1, 2020), tenure and other information of each Nominee, along with the committees of the Board of Directors on which each Nominee currently serves.

Director Nominee Information: Committee Memberships							
Name	Age	Compensation Committee	Nominating and Governance Committee	Audit Committee	Independence	Tenure (Years)	Other Public Boards
Samuel T. Byrne *Lead Independent Director*	55	✓	✓ (Chair)	✓	✓	11	—
Dwight D. Churchill	66			✓ (Chair)	✓	10	—
Glenn Earle	62			✓	✓	5	1
Sean M. Healey *Executive Chairman*	58					19	—
Jay C. Horgen *President and Chief Executive Officer*	49					1	—
Reuben Jeffery III	66				✓	—	—
Tracy P. Palandjian	49		✓	✓	✓	8	—
Patrick T. Ryan	61	✓	✓		✓	15	—
Karen L. Yerburgh	57					2	—
Jide J. Zeitlin	56	✓ (Chair)		✓	✓	14	1
	Average Age of 58	*100% Independent; New Chair in 2015*	*100% Independent; New Chair in 2019*	*100% Independent; 100% Financial Experts; New Chair in 2015*	*7 of 10 Nominees are Independent*	*Average Tenure of 8 years*	*No Overboarding*



Samuel T. Byrne
Lead Independent Director
Director since 2009



Dwight D. Churchill
Director since 2010



Glenn Earle
Director since 2015



Sean M. Healey
Executive Chairman
Director since 2001



Jay C. Horgen
President and Chief Executive Officer Director since 2019



Reuben Jeffery
Director since 2020



Tracy P. Palandjian
Director since 2012



Patrick T. Ryan
Director since 2005



Karen L. Yerburgh
Director since 2018



Jide J. Zeitlin
Director since 2006

The Nominees bring a wide array of qualifications, skills and attributes to our Board of Directors that support its oversight role on behalf of our stockholders. The most relevant of these qualifications and skills are summarized in the table below:

Director Experience and Skills Overview		
Financial, accounting or financial reporting	We use a broad set of financial metrics to measure our operating and strategic performance. Accurate financial reporting and rigorous auditing are critical to our success. We seek to have directors who qualify as audit committee financial experts and expect all of our directors to have an understanding of finance and financial reporting processes.	10 of 10 Directors
Investment management	Directors with investment management experience provide the Board with an enhanced understanding and assessment of our business strategy and bring valuable perspective on topics that are uniquely relevant to our industry.	9 of 10 Directors
Global business	Our continued success depends in part on the sustained growth of our international operations, and we seek directors with global business experience, including managing and growing organizations worldwide.	8 of 10 Directors
Leadership	We seek directors who have held significant leadership positions, as we believe this experience provides directors with a practical understanding of organizations, processes, strategy, risk management and other factors that promote growth.	10 of 10 Directors
Capital Allocation	Our continued success depends in large part on a disciplined approach to capital allocation, as we seek to deploy resources in the areas of highest growth and return in our business to capitalize on growth opportunities, before efficiently returning excess capital to our stockholders – always with an objective of enhancing long-term value creation and financial stability, while generating strong returns to providers of risk capital.	8 of 10 Directors
Other public company board experience	Directors with experience serving on other public company boards provide valuable operations and management perspectives, which support our Board's ability to oversee and advise management. Further, these directors bring to our Board valuable insights on corporate governance trends and practices and other issues affecting public companies generally.	4 of 10 Directors
Public policy and government affairs	We and our Affiliates operate in a highly regulated industry and are directly affected by governmental actions and socioeconomic trends and, therefore, we seek directors with experience with governmental, regulatory and related organizations.	3 of 10 Directors
Risk management and compliance	Risk management is critical to the success of our business, and we seek directors with regulatory and compliance expertise, as well as experience managing and overseeing risk in public and private companies and in other contexts.	9 of 10 Directors
Environmental, social and governance	Directors who have experience in managing environmental, sustainability and social issues are able to assist the Board in overseeing and advising management to ensure that strategic business imperatives and long-term value creation for stockholders are achieved within a responsible, sustainable business plan.	6 of 10 Directors
Operational	We believe that directors with experience in operations are able to assess and advise management on the formulation and execution of our business strategy, including on the efficient allocation and utilization of our and our Affiliates' human, financial and other capital, and the re-allocation of those resources over time through all stages of market cycles and against varying client demand trends.	10 of 10 Directors

The following biographical summaries provide additional information on the business experience, principal occupation and past employment and directorships of each Nominee during at least the last five years.

Director Biographical Information

Samuel T. Byrne

Lead Independent Director

*Audit Committee,
Compensation Committee,
& Nominating and
Governance Committee (Chair)*

Samuel T. Byrne has been a director of the Company since October 2009, and has served as Lead Independent Director since July 2019. Mr. Byrne is a Managing Partner and co-founder of CrossHarbor Capital Partners LLC, a leading alternative investment management firm specializing in real estate, as well as distressed securities and private equity. The firm manages institutional capital on behalf of investors globally, including public pension systems, endowments and foreign institutions such as sovereign wealth funds. Before founding CrossHarbor Capital Partners, Mr. Byrne served as a management consultant advising on corporate restructurings and bankruptcy matters. Prior to that, he was a portfolio manager at Fleet Financial Group and Bank of New England. Mr. Byrne currently serves as Chairman of the Board of Trustees of the Peabody Essex Museum. We believe that Mr. Byrne's qualifications to serve on our Board of Directors include his extensive investment management experience, including his particular expertise in private equity and real estate.

Dwight D. Churchill

*Audit Committee
(Chair)*

Dwight D. Churchill has been a director of the Company since February 2010. Mr. Churchill held a number of senior positions at Fidelity Investments before retiring from the firm in 2009. Having joined Fidelity in 1993, he served as the head of the Fixed Income Division, head of Equity Portfolio Management and President of Investment Services. While at Fidelity, Mr. Churchill also served as the elected chair of the Board of Governors for the CFA Institute, a 135,000-member association previously known as the Association for Investment Management & Research, and from June 2014 to January 2015, he served as interim President and Chief Executive Officer at the CFA Institute. Prior to joining Fidelity, Mr. Churchill served as a Managing Director of Prudential Financial, Inc., as President and Chief Executive Officer of CSI Asset Management, Inc., a subsidiary of Prudential Financial, Inc., and held senior roles at Loomis, Sayles & Company and the Ohio Public Employees Retirement System. Mr. Churchill currently serves on the Board of Trustees and the Audit Committee of State Street Global Advisors SPDR ETF Mutual Funds, on the Board of Trustees of the Currier Museum of Art and as a staff consultant at The Public Employees Retirement System of Idaho. We believe that Mr. Churchill's qualifications to serve on our Board of Directors include his extensive experience in the investment management industry, including his oversight of internal controls, financial reporting and accounting procedures.

Glenn Earle

Audit Committee

Glenn Earle has been a director of the Company since April 2015. Mr. Earle is a member of the Board of Directors of Fiat Chrysler Automobiles N.V., where he also serves as the Chair of the Audit Committee. Mr. Earle also serves as a member of the Board of Trustees of educational charity Teach First and as the Chair of the Board of Trustees of The Young Vic Theatre. He retired in December 2011 from Goldman Sachs International, where he was most recently a Managing Director and the Chief Operating Officer. He was also Chief Executive of Goldman Sachs International Bank, and his other responsibilities included Co-Chairmanship of the Firm's Global Commitments and Capital Committees and membership of the Goldman Sachs International Executive Committee. He previously worked at Goldman Sachs in various roles in New York, Frankfurt and London from 1987, becoming a Partner in 1996. From 1979 to 1985, he worked in the Latin America Department at Grindlays Bank/ANZ in London and New York, leaving as a Vice President. Mr. Earle's other activities include membership of The Higher Education Commission and the Advisory Board of the Sutton Trust. He was previously Vice Chairman of Rothesay Life Group and a Trustee of the Royal National Theatre. Other previous responsibilities include membership of the Board of Trustees of the Goldman Sachs Foundation and of the Ministerial Task Force for Gifted and Talented Youth, and Chairmanship of the Advisory Board of Cambridge University Judge Business School. We believe that Mr. Earle's qualifications to serve on our Board of Directors include his extensive experience as a senior executive in a leading investment bank, as well as his service on the boards of other public and private companies.

Sean M. Healey

Executive Chairman

Sean M. Healey is the Company's Executive Chairman. Mr. Healey has served as Chairman since 2011, and previously served as Chief Executive Officer from 2005 to 2018, as well as President and Chief Operating Officer of the Company. Mr. Healey has been a director of the Company since May 2001. Prior to joining the Company in 1995, Mr. Healey was a Vice President in the Mergers and Acquisitions Department at Goldman, Sachs & Co. focusing on financial institutions. He currently serves as a member of the Council on Foreign Relations and the Visiting Committee of Harvard Law School. In 2006, Mr. Healey received a presidential appointment to serve on the President's Export Council, the nation's principal advisory committee on international trade. Mr. Healey received a J.D. from Harvard Law School, an M.A. from University College, Dublin and an A.B. from Harvard College. We believe that Mr. Healey's qualifications to serve on our Board of Directors include his direct knowledge of the Company's strategy and operations through his prior service as Chief Executive Officer of the Company and his extensive experience in the financial services and investment management industries, including over two decades of experience in investing in asset management firms.

Jay C. Horgen

President and Chief Executive Officer

Jay Horgen is the President and Chief Executive Officer of the Company and joined the Board of Directors in May 2019. Mr. Horgen was appointed President and CEO in 2019, having previously served as Chief Financial Officer from 2011 to 2019. Previously, Mr. Horgen served as Executive Vice President of the Company in New Investments. Prior to joining AMG in 2007, Mr. Horgen was a founder and Managing Director of Eastside Partners, a private equity firm. Prior to that, Mr. Horgen served as a Managing Director in the Financial Institutions Group at Merrill Lynch, Pierce, Fenner & Smith Incorporated. From 1993 to 2000, he worked as an investment banker in the Financial Institutions Group at Goldman, Sachs & Co. Mr. Horgen received a B.A. from Yale University. We believe that Mr. Horgen's qualifications to serve on our Board of Directors include his direct knowledge of the Company's strategy and operations through his service as Chief Executive Officer and in other leadership positions at the Company, including President and Chief Financial Officer, and his extensive experience in the financial services, private equity and investment management industries.

Reuben Jeffery III

Reuben Jeffery III has been a director of the Company since April 2020. Mr. Jeffery served as President and Chief Executive Officer and member of the board of Rockefeller & Co. and Rockefeller Financial Services, Inc. from 2010 to 2018. He previously served seven years in the U.S. government in a variety of positions, including as Under Secretary of State for Economic, Energy and Agricultural Affairs; Chairman of the U.S. Commodity Futures Trading Commission; and as Special Assistant to the President on the staff of the National Security Council (2002-2009). At Goldman, Sachs & Co., Mr. Jeffery was Managing Partner of the firm's Paris office and of its European Financial Institutions Group in London. He began his career as a corporate attorney with Davis Polk & Wardwell LLP. Currently, Mr. Jeffery serves as a board member of Barclays US LLC and as a senior advisory board member of TowerBrook Capital Partners L.P. Mr. Jeffery served as a non-executive director at Barclays Plc from 2010 to 2019. He received a B.A. in Political Science from Yale University and an M.B.A. and J.D. from Stanford University. We believe that Mr. Jeffery's qualifications to serve on our Board of Directors include his extensive financial services experience, particularly within investment banking and wealth management, and his knowledge and experience with the U.S. and global political and regulatory environments.

Tracy P. Palandjian

*Audit Committee &
Nominating and*

Governance Committee

Tracy P. Palandjian has been a director of the Company since March 2012. Ms. Palandjian is the Chief Executive Officer, co-founder and a member of the Board of Directors of Social Finance, Inc., a nonprofit organization focused on developing and managing investments that generate social impact and financial return. Prior to establishing Social Finance, Ms. Palandjian served as a Managing Director at The Parthenon Group, a global strategy consulting firm. At Parthenon, she established and led the Nonprofit Practice and consulted to foundations and nonprofit organizations on strategy development, mission definition, corporate social responsibility and knowledge and innovation in the U.S. and globally. Prior to Parthenon, Ms. Palandjian worked at McKinsey & Company and at Wellington Management Company, LLP. Ms. Palandjian is currently Vice-Chair of the United States Impact Investing Alliance and the Global Social Impact Investment Steering Group (successor to the G8 Social Impact Investment Taskforce). She also serves on the Board of the Surdna Foundation (and chairs its Investment Committee) and is a member of the Leadership Council of Facing History and Ourselves and The Federal Reserve Bank of Boston Community Development Advisory Council. We believe that Ms. Palandjian's qualifications to serve on our Board of Directors include her extensive global financial management, consulting and advisory experience.

Patrick T. Ryan

*Compensation Committee &
Nominating and Governance
Committee*

Patrick T. Ryan has been a director of the Company since July 2005, and served as Lead Independent Director from February 2015 until July 2019. Mr. Ryan currently serves as Chairman and Chief Executive Officer of Press Ganey Holdings, Inc., a company specializing in health care performance improvement. Prior to Press Ganey, Mr. Ryan worked with SV Life Sciences as a Venture Partner from 2007 to 2009, and served as Chairman and Chief Executive Officer of The Broadlane Group from 2008, until its acquisition by MedAssets Inc. in 2010. Following such acquisition, Mr. Ryan served on the Board of Directors and in the interim role of President of Spend and Clinical Resource Management through the completion of the integration in May 2011. From 2004 to 2007, Mr. Ryan served as Chief Executive Officer and as a member of the Board of Directors of PolyMedica Corporation, a direct to consumer provider of health care products and services for individuals with chronic diseases, until its sale to Medco Health Solutions, Inc. Before joining PolyMedica, Mr. Ryan served as the Chairman and Chief Executive Officer of Physicians Dialysis Inc., a dialysis provider, until its acquisition by DaVita Inc. in 2004. Previously, Mr. Ryan has served as a partner at Westways Ventures, a firm specializing in the strategic development of companies in the healthcare and consumer sectors, as President and Chief Executive Officer of PrincipalCare Inc., a company specializing in women's healthcare, as President and Chief Executive Officer of ImageAmerica, Inc., a diagnostic imaging services company, and as Co-Founder and President of R.B. Diagnostics, a diagnostic imaging services company. Mr. Ryan currently serves on the Board of Directors of Sound Physicians. We believe Mr. Ryan's qualifications to serve on our Board of Directors include his substantial executive management experience at several public and private companies.

Karen L. Yerburgh

Karen L. Yerburgh has been a director of the Company since January 2018. Ms. Yerburgh served until June 2017 as Managing Partner of Genesis Investment Management, LLP, a boutique investment management firm. Genesis is one of the leading emerging markets equities specialists in the world, and has been an AMG Affiliate since 2004. Ms. Yerburgh joined the firm in 1990 and was appointed Managing Partner in 2003. Prior to joining Genesis, she was a senior investment manager at Touche Remnant Investment Management Ltd and Lloyds Investment Management Ltd. She began her career at Grieveson Grant & Co. We believe Ms. Yerburgh's qualifications to serve on our Board of Directors include her substantial experience in the investment management industry, including as a senior executive in a leading boutique investment management firm.

Jide J. Zeitlin

*Audit Committee &
Compensation Committee
(Chair)*

Jide J. Zeitlin has been a director of the Company since January 2006. Mr. Zeitlin is Chairman and Chief Executive Officer of Tapestry, Inc., a New York-based house of modern luxury lifestyle brands. The Company's portfolio includes Coach, Kate Spade and Stuart Weitzman. Mr. Zeitlin is also a private investor with interests in Asia, the Middle East and Africa. He formerly served as a Partner at Goldman, Sachs & Co., where he held a number of senior management positions in the investment banking division, including that of Global Chief Operating Officer. He also served in the firm's executive office. Mr. Zeitlin joined Goldman Sachs in 1987, became a Partner in 1996 and retired from the firm in December 2005. Mr. Zeitlin serves on the boards of the Nigeria Sovereign Investment Authority (where he is Chairman), Playwrights Horizons and Saint Ann's School. He is Chairman Emeritus of Amherst College and a Fellow at the Aspen Global Leadership Network, and formerly served on the boards of Milton Academy, Teach for America and Common Ground Community. We believe Mr. Zeitlin's qualifications to serve on our Board of Directors include his substantial experience as a senior executive in a leading investment bank and at a large publicly traded company, as well as his extensive service in board capacities at numerous organizations.

Corporate Governance Matters and Meetings of the Board of Directors and Committees

The Board of Directors and management regularly review best practices in corporate governance and modify our corporate governance policies and practices as warranted. Our current best practices include:

Governance Highlights	
Independence and Diversity	• Women represent 25% of non-executive director nominees; two female directors on the Board • 25% of the non-executive director nominees are non-U.S. citizens • Executive Chairman role separates the CEO and Chairman functions; in place since 2018 • All Board committees are composed exclusively of independent directors
Lead Independent Director	• Lead Independent Director with expansive duties • New appointment in 2019
Executive Sessions	• Non-executive directors regularly meet without management, led by the Lead Independent Director • Each individual committee of the Board also conducts its own executive sessions without management, led by the Chair of the relevant committee • Annual Board and committee annual self-assessments, and individual director assessments, conducted in executive sessions
Board Refreshment	• A new director in 2020YTD; 40% of directors joined the Board within last five years • New Lead Independent Director and new Chair of the Nominating and Governance Committee in 2019 • New chairs of all Board committees in the last five years • Average director nominee age of 58 • Balanced mix of short- and long-tenured directors; average director nominee tenure of eight years • Long-tenured directors in leadership roles
No Overboarding	• The Nominating and Governance Committee assesses director time commitments in reviewing nominee candidates; directors must notify the committee before accepting board or committee seats at other for-profit companies • Two directors currently serve on boards of other public companies; none serves on more than one
Board Oversight of Risk Management and ESG Factors	• AMG's Board has principal responsibility for oversight of its risk management process and understanding the overall risk profile of AMG, including data security and privacy • Majority of directors have extensive background and experience in risk management • A cross-functional Sustainability Committee was formed in 2018, at the management level, with Board oversight responsibility of policies and operational controls of environmental, health and safety, and social risks
Minimum Equity Ownership Guidelines	• 10x annual base salary for AMG's President and CEO; 7x annual base salary for all other NEOs • 5x annual base fees for non-executive directors • Amended in 2020 to (i) prohibit stock sales if multiple is not met and (ii) to shorten the phase-in period for non-executive directors to meet the required holdings multiple from five years to three years • AMG's President and CEO holds shares of AMG stock that significantly exceed the required level; purchased 31,000 shares in the open market since appointment as CEO • Several directors have actively purchased shares of AMG stock in the open market over the past year • CEO and CFO are both also subject to a subject to a new Equity Holding Policy described on page 33
Board Self-Evaluation	• Board conducts an annual self-assessment process coordinated by AMG's Lead Independent Director, including individual director assessments • Nomination policies are adjusted to ensure that AMG's Board as a whole continues to reflect the appropriate mix of skills and experience, and considers diversity of background and experience, as well as ethnicity, gender and other forms of diversity
Accountability	• Directors are elected annually by a majority of votes cast (with a plurality standard for contested elections); directors re-elected by an average vote of 98% in 2019 • Each director is required to tender their resignation if he or she fails to receive a majority of votes in an uncontested election • 100% director attendance at Board meetings, and over 95% average attendance rate at Board and committee meetings, in 2019 • Active stockholder engagement — in 2019 and 2020YTD we held over 200 meetings with stockholders, representing more than half of our voting shares, on topics including corporate strategy, corporate governance, and executive compensation
Succession Planning	• Nominating and Governance Committee has primary responsibility for executive succession planning • Demonstrated success in implementing a multi-stage succession plan, beginning in 2018, following AMG's announcement that its Chairman and CEO had been diagnosed with ALS; given advance planning, the Board was positioned to immediately provide continuity of leadership in a time of unexpected transition • In May 2018, Mr. Healey was appointed Executive Chairman, and in May 2019 President and CFO Jay C. Horgen was appointed President and CEO, while Thomas M. Wojcik joined AMG to become CFO • Transition and succession planning activities are ongoing, with the continued enhancement of the senior management team through new and evolving roles
Director Orientation and Development	• Orientation and training programs for new directors; additional training for directors in leadership roles • Continuing education programs and presentations for all directors

Board of Directors: During 2019, the full Board of Directors met six times. Each incumbent member of the Board of Directors in 2019 attended 100% of the meetings of the full Board of Directors and over 75% of the total number of meetings of (i) the Board of Directors and (ii) all standing committees of the Board of Directors on which such director served, with an average attendance rate at Board and committee meetings of over 95%. We do not have a formal policy regarding director attendance at our Annual Meeting of Stockholders. Two directors attended the 2019 Annual Meeting of Stockholders.

At least annually, the Board of Directors evaluates the independence of our directors in light of the standards established by NYSE. A majority of our Board of Directors must be independent within the meaning of NYSE listing standards. After its most recent evaluation of director independence, the Board of Directors affirmatively determined that eight of our twelve current directors, including one new member appointed effective as of April 28, 2020, Messrs. Byrne, Churchill, Earle, Ferguson, Jeffery, Ryan and Zeitlin, and Ms. Palandjian, are "independent" for purposes of NYSE listing standards. The Board of Directors made its determinations based upon individual evaluations of these directors' employment or board of directors affiliations, compensation history and any commercial, family or other relationships with the Company. There were no transactions between any director and the Company for the Board of Directors' consideration in determining the independence of any independent director. Members of the Board of Directors serve as directors, trustees or in similar capacities (but not as executive officers or employees) for non-profit organizations to which we may make charitable contributions from time to time. Contributions to these organizations did not exceed 1% of each of those organizations' annual consolidated gross revenues during their last completed fiscal years.

The standing committees of the Board of Directors are the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee. Only independent directors within the meaning of NYSE listing standards serve on these committees. Other members of the Board of Directors may attend committee meetings from time to time at the invitation of the respective committee. Each committee acts pursuant to a written charter adopted by the respective committee. The members and chairs of each committee are set forth above in the table titled "Director Nominee Information: Committee Memberships," and a description of each committee is set forth below.

Audit Committee: Each of the members meets the independence standards applicable to audit committees under the Sarbanes-Oxley Act of 2002 and NYSE listing standards and is an audit committee financial expert, as defined by the SEC. The Audit Committee's purpose is to assist the Board of Directors in oversight of our internal controls and financial statements and the audit process. The Audit Committee met seven times during 2019.

Compensation Committee: Each member meets the independence requirements applicable to compensation committees under NYSE listing standards. The Compensation Committee is responsible for overseeing our general compensation policies and establishing and reviewing the compensation plans and benefit programs applicable to our executive officers. In that capacity, the Compensation Committee also administers our incentive plans. The Compensation Committee met four times during 2019.

Nominating and Governance Committee: The Nominating and Governance Committee is primarily responsible for recommending criteria to the Board of Directors for Board and committee membership, identifying and evaluating director candidates, overseeing the annual self-assessment of the Board of Directors and its committees and of the Chief Executive Officer, overseeing Chief Executive Officer and other key executive succession planning and maintaining our Corporate Governance Guidelines. The Nominating and Governance Committee met four times during 2019.

The Nominating and Governance Committee may solicit director candidate recommendations from a number of sources, including directors, executive officers and third-party search firms. The Nominating and Governance Committee will consider for nomination any director candidates, including director candidates recommended by our stockholders, who are deemed qualified by the Nominating and Governance Committee in light of the qualifications and criteria for Board of Directors membership described below, or such other criteria as approved by the Board of Directors or a committee thereof from time to time. Stockholder recommendations must be submitted to the Nominating and Governance Committee in accordance with the requirements set forth in the By-laws, including those discussed in the "Other Matters—Stockholder Proposals" section of this Proxy Statement, and any procedures established from time to time by the Nominating and Governance Committee. The Nominating and Governance Committee does not have a specific policy regarding the consideration of stockholder recommendations for director candidates and considers this appropriate because it evaluates recommendations without regard to their source. The Nominating and Governance Committee evaluates any potential conflicts of interest on a case-by-case basis, to the extent they may arise.

The Board of Directors believes that a diverse mix of perspectives and expertise enhances its overall effectiveness. When considering candidates for directorship, including nominees currently serving as directors of the Company, the Nominating and Governance Committee takes into account a number of factors, including the following qualifications: the nominee must have the highest personal and professional integrity and have demonstrated exceptional ability and judgment and the attributes necessary (in conjunction with the other members of the Board of Directors) to best serve the long-term interests of the Company and its stockholders. In addition, the Nominating and Governance Committee reviews from time to time the skills and characteristics necessary and appropriate for directors in light of the then current composition of the Board of Directors, including the following factors:

Director Qualifications and Attributes	
• Business and leadership experience, including experience managing and growing organizations worldwide	• Knowledge of the financial services industry and, in particular, the asset management industry
• Diversity—in particular, gender diversity, along with geographic, experiential and ethnic diversity	• Understanding of organizations, processes, strategy, risk management and other factors that promote growth, including experience in managing ESG issues
• Understanding of finance and financial reporting processes	• Demonstrated experience with prudent and strategic capital allocation, as we seek to deploy resources to the areas of highest growth and return in our business

In considering diversity, the Nominating and Governance Committee considers diversity of background and experience, as well as ethnicity, gender and other forms of diversity. The Nominating and Governance Committee recognizes the importance of gender diversity, in particular, as an important factor to consider when evaluating the composition of the Board of Directors. The Nominating and Governance Committee does not have a formal policy regarding diversity in identifying nominees for a directorship, but rather considers it among the various factors relevant to the consideration of any particular nominee. The Nominating and Governance Committee reviews our Corporate Governance Guidelines at least annually to ensure that we continue to meet best corporate governance practice standards.

The current Board of Directors comprises individuals with a substantial variety of skills and expertise, including with respect to investment management across the capital markets; real estate; private equity; international business; government; and not-for-profit organizations. The Nominating and Governance Committee believes it is important to maintain a mix of experienced directors with a deep understanding of the Company and newer directors who bring a fresh perspective. The following are highlights on the composition of our current Board of Directors:

Board of Directors Composition	
• Two directors are women, representing 25% of the non-executive director nominees	• 25% of the non-executive director nominees are non-U.S. citizens
• 40% of directors joined the Board within last five years; Average director nominee tenure of eight years	• Average director nominee age of 58
• New Lead Independent Director in 2019	• New Chair of Nominating and Governance Committee in 2019
• Balanced mix of short- and long-tenured directors	• Long-tenured directors in leadership roles

Succession Planning: The Nominating and Governance Committee has primary responsibility for Chief Executive Officer and other key executive succession planning. Succession planning and executive development are fundamental components of the Board of Directors' governance responsibilities, and are regularly discussed by the Committee with management present as well as in executive sessions. During the period from May 2018 through today, the Board has demonstrated the depth and effectiveness of its succession planning. In May 2018, the Company announced that Sean M. Healey had been diagnosed with amyotrophic lateral sclerosis (a terminal motor neuron disease otherwise known as ALS, or Lou Gehrig's disease), and initiated its long-term succession plan, with Nathaniel Dalton, the Company's then President and Chief Operating Officer, succeeding Mr. Healey as Chief Executive Officer and joining the Board of Directors, and Mr. Healey appointed as Executive Chairman. Mr. Dalton served as CEO for one year. In May 2019, the Board executed the next phase of its multi-year succession plan, and appointed Jay C. Horgen, who had been promoted to President in February 2019 and continued to act as the Company's Chief Financial Officer, as President and Chief Executive Officer. Thomas M. Wojcik became Chief Financial Officer, having been recruited to join AMG by Mr. Horgen earlier in the year. The appointment of Mr. Dalton as Chief Executive Officer during the initial period following the announcement of Mr. Healey's diagnosis, the subsequent appointment of Mr. Horgen as President and then Chief Executive Officer, along with the retention of Mr. Healey in the Executive Chairman role, was an approach that the Board of Directors determined to be in the best interests of the Company and its stockholders. The approach provided continuity of leadership and drew on the strengths and experiences of the Company's most senior executives. The directors continue to serve as a source of strategic strength for the Company and for Mr. Horgen and the balance of the new executive management team in their new roles, bringing significant diversity in skills, experiences and perspectives. The Board and Mr. Horgen continue to focus on developing and expanding the senior management team, to maintain a breadth and depth of talent that ensures that AMG is well-positioned to continue to refine and execute against its strategy.

2018 – 2019 Management Team Transitions and Business Initiatives

Ongoing Transition and Succession Planning Activities and Continued Enhancement of Senior Team

- Jay C. Horgen was appointed as Chief Executive Officer in May 2019, following his appointment as President in February 2019, completing the Board's long-term CEO succession plan

  - 27-year focus on the asset management industry, including a 13-year tenure at AMG—joined AMG in 2007 to manage its New Investments area, directly overseeing eight Affiliate investments; promoted to CFO in 2011 and built out the finance department as AMG became a more global company operating in an increasingly complex regulatory environment. As President, he gained responsibility for AMG's global distribution area in addition to continuing to act as CFO while integrating his successor in that role

  - Upon appointment as CEO, Mr. Horgen worked with the Company's executive management team to further refine aspects of AMG's core strategy, including a focus on re-allocating capital and resources to the areas of highest growth and return within the Company's opportunity set

  - Mr. Horgen led a renewed focus on investing in outstanding alpha-oriented boutiques within the Company's new investments strategy, which resulted in the investment in Garda Capital Partners in 2019, an investment in Comvest Partners in early 2020, as well as the disposition of AMG's interest in BlueMountain Capital in 2019, generating significant cash proceeds and eliminating an ongoing loss generated by the business

  - Given industry headwinds and challenges at certain Affiliates, Mr. Horgen led a strategic repositioning of the Company in 2019 which freed up approximately $25 million to reallocate to high-growth areas. This repositioning included a reallocation of talent throughout the Company's functional areas to align talent with high-return opportunities; the realignment of the Company's global sales and marketing professionals to focus on asset ownerswith the greatest growth potential; collaboration with certain Affiliates facing headwinds to optimize outcomes for clients and Affiliate management principals; strategic partnerships with outstanding third-party service providers to bring enhanced levels of service and innovative technology to Affiliates; further development of strategic distribution relationships, including through the strategic relationship with iCapital Network; and the implementation of cross-functional committees and working groups to further reinvigorate the Company's entrepreneurial culture

- Following the senior management team transition from the founding generation to a next-generation group of executive leaders, succession planning activities are ongoing, with several senior members evolving into new roles and additional members joining the team

  - In April 2019, Thomas M. Wojcik was appointed as AMG's next CFO, succeeding Mr. Horgen; Mr. Wojcik joined AMG from BlackRock, Inc., where he most recently served as Managing Director and Chief Financial Officer for Europe, Middle East, and Africa (EMEA), Head of EMEA Strategy, and Global Head of Investor Relations, and brought distinctive industry experience as an investor, operator and strategic leader

  - Mr. Horgen implemented a new executive committee which comprises a number of senior executives whose roles have broadened during the period of management transition, including David Billings, General Counsel and Secretary; John Erickson, Head of Affiliate Development; Rizwan Jamal, Global Head of New Investments; Alexandra Lynn, Chief Administrative Officer; Garret Weston, Head of Strategic Relationships; and Mr. Wojcik

- The Board continues to focus on long-term succession across critical senior roles, and on further developing and expanding the next-generation senior management team, to maintain a breadth and depth of talent to ensure that AMG is well-positioned to continue to refine and execute against its strategy

Executive Chairman Role

- The Executive Chairman role, combined with a strong Lead Independent Director, supports a number of important objectives

  - Has retained Sean M. Healey in a leadership role, in which he has remained actively involved in the development and oversight of AMG's strategy, and in the realignment of the senior management team, while pursuing treatment for ALS

  - Provides continuity in the execution of AMG's business and strategy, as well as support for the senior management team

  - Maintains continuity in Board governance, with Mr. Healey chairing meetings of the Board and coordinating its agenda, in consultation with AMG's CEO and Lead Independent Director, and guiding AMG's strategic direction

- Separated the Chairman and CEO functions, while retaining a Chairman who has unparalleled knowledge of AMG's business and operations and is a widely recognized leader in the asset management industry

Board Size: The Nominating and Governance Committee assesses the size and composition of the Board of Directors each year. Consistent with our Corporate Governance Guidelines, the Nominating and Governance Committee believes that the size of our Board of Directors, following the upcoming retirement of two of our current directors after the Annual Meeting, of ten is appropriate, given the size and complexity of the Company and the markets in which we operate.

Executive Sessions of Non-Executive Directors: Our non-executive directors regularly meet in scheduled executive sessions without management present. In accordance with the charter of the Nominating and Governance Committee and the By-laws, Mr. Byrne, the Chair of the Nominating and Governance Committee, also serves as the Lead Independent Director, responsible for calling and chairing the executive sessions, including during the annual Board of Directors offsite, and communicating with the Chairman of the Board of Directors and the Company's Chief Executive Officer. Each individual committee of the Board also conducts its own executive sessions without management, led by the Chair of the relevant committee.

Board and Committee Self-Assessments and Individual Director Assessments: We recognize the critical role that Board of Directors and committee evaluations play in ensuring the effective functioning of our Board of Directors, including in assessing candidates for directorship. To this end, the Lead Independent Director, supported by our Nominating and Governance Committee, oversees the annual self-assessment of the Board of Directors and of each committee of the Board of Directors. Directors assess performance and consider various structural and procedural considerations, including the annual selection process for director nominees and communications and interactions with management generally. The Nominating and Governance Committee periodically reviews the format of the Board of Directors and committee self-assessment processes to ensure that actionable feedback is solicited on the operation of the Board of Directors and director performance. The Nominating and Governance Committee also oversees annual individual director assessments as part of the recommendation process for director nominees. The table set forth below provides a general overview of the annual self-assessment and director assessment processes.

Board and Committee Self-Assessments and Individual Director Assessments	
Questionnaire	• Evaluation questionnaire solicits director feedback on a variety of procedural and substantive topics
Executive Session	• Executive session discussion of Board and committee self-assessments led by the Lead Independent Director
Individual Director Assessments	• Individual director assessments support an annual evaluation of the Board's composition to ensure that our Board as a whole continues to reflect the appropriate mix of skills and experience
Board Summary	• Summary of Board and committee self-assessments results presented by the Lead Independent Director, followed by a discussion of the full Board
Feedback Incorporated	• Policies and practices updated as appropriate, as a result of director feedback

Chief Executive Officer Evaluation: The Lead Independent Director oversees an annual performance evaluation of our Chief Executive Officer. As part of this assessment, the Lead Independent Director solicits director feedback on a variety of performance considerations. The Lead Independent Director then synthesizes the directors' feedback and discusses the results with our Chief Executive Officer in a one-on-one meeting. The Lead Independent Director reports on the results of the evaluation at an executive session of the Board of Directors.

Director On-Boarding and Training: When a new non-executive director joins the Board of Directors, we provide an orientation program that includes personal briefings by senior management on the Company's operations, strategic plans, financial statements, governance, and key policies and practices. New directors also undergo in-depth training on the work of each committee of the Board of Directors. Throughout their tenure on the Board of Directors, each director is expected to maintain the necessary knowledge and information to perform his or her responsibilities as a director. To assist the directors in understanding the Company and its industry and maintaining the level of expertise required for directors, the Company may, from time to time, offer Company-sponsored continuing education programs or presentations, including sessions on select topics during the annual Board of Directors offsite. Additional training is also provided when a director assumes a leadership role, such as becoming the chair of a committee.

Leadership Structure: The Board of Directors currently separates the role of Chairman of the Board of Directors from the role of Chief Executive Officer, through the position of Executive Chairman, established in 2018. This leadership structure is further enhanced by the active involvement of the Lead Independent Director. The Company does not have a fixed policy with respect to the separation of the offices of the Chairman of the Board and Chief Executive Officer, but regularly reviews the structure and believes that the Executive Chairman role, together with a strong Lead Independent Director, is an appropriate and effective leadership structure for the Company at this time. The appointment of Mr. Healey as Executive Chairman has retained an experienced Chairman who has unparalleled knowledge of AMG's business and operations and is a widely recognized leader in the asset management industry. In this role, Mr. Healey chairs meetings of the Board of Directors and coordinates the agenda, in consultation with our Lead Independent Director and our Chief Executive Officer, and guides the Company's strategic direction.

The Lead Independent Director position provides for effective checks and balances to ensure the exercise of independent judgment by the Board of Directors and the ability of the non-executive directors to work effectively in the board setting. The Company initiated the Lead Independent Director position in 2004, and Mr. Byrne assumed the role in July 2019 and continues to serve as the Company's Lead Independent Director. Mr. Byrne was selected as Lead Independent Director given his excellent qualifications, including his extensive executive management experience, particularly in his current role as Managing Partner and co-founder of CrossHarbor Capital Partners LLC. Given Mr. Byrne's service to our Board of Directors for over a decade, including service on all of the committees during his tenure, the Board of Directors believes that his extensive knowledge (and participation in the execution) of the Company's corporate strategy over the long term, along with his executive management experience outside of AMG, position him as an effective and strong Lead Independent Director. The Lead Independent Director's principal responsibilities include: serving as a key source of communication between the non-executive directors, the Executive Chairman and the Chief Executive Officer; ensuring the flow of appropriate information to and among non-executive directors; leading, with the assistance of the Nominating and Governance Committee, the Board of Directors' annual self-assessment process and annual performance evaluation of the Chief Executive Officer; and coordinating the agenda for and leading executive sessions and meetings of the non-executive directors.

Lead Independent Director Responsibilities

• **Board leadership:** Provides leadership to the Board and to the non-executive directors, including in executive sessions	• **Board governance processes**: In coordination with the Nominating and Governance Committee, guides the Board's governance processes, including leading the annual Board and committee self-assessments
• **Liaison between Chairman and non-executive directors:** Regularly meets with the Chairman and serves as liaison between the Executive Chairman, the CEO and the non-executive directors	• **Board discussion items:** Works with the Chairman to propose major discussion items for the Board's approval
• **Leadership of executive sessions:** Leads quarterly executive sessions of the Board	• **CEO evaluation:** Leads the annual performance evaluation of the CEO
• **Additional executive sessions:** May call additional meetings of the non-executive directors as needed	• **Stockholder communications:** Available for direct communication with AMG's stockholders

The Board of Directors will continue to review its leadership structure, and may change its structure in the future if it believes that doing so would be in the best interests of the Company and its stockholders**.**

Risk Oversight: It is a key responsibility of our Executive Chairman, our President and Chief Executive Officer, our Chief Financial Officer, our General Counsel and other members of our senior management team to identify, assess and manage the Company's exposure to risk. The Board of Directors plays an important role in overseeing management's performance of these functions. The Board of Directors has approved the charter of the Audit Committee, which provides that one of the primary responsibilities of the Audit Committee is the discussion of the Company's financial risks and steps management has taken to monitor and control such risks, including with respect to risk assessment and risk management policies. The Audit Committee regularly discusses with management and the Company's independent auditors the Company's risk assessment and risk management processes, including major risk exposures, risk mitigants, and the design and effectiveness of the Company's processes and controls to prevent and detect fraudulent activity. Furthermore, the Audit Committee and the Board of Directors as a whole receive regular reports from management and our independent auditors on prevailing material risks and the actions being taken to mitigate them, including reports regarding the Company's business and operations. Management also reports to the Audit Committee and the Board of Directors regarding enhancements made to our risk management processes and controls in light of evolving market, business, regulatory and other conditions, including those related to environmental, social and governance ("ESG") factors, including privacy and data security.

Corporate Environmental, Social and Governance Responsibility: We believe that sound corporate citizenship and attention to governance and environmental principles are essential to our success and that of our Affiliates. We are committed to operating with integrity, contributing to the local communities surrounding our global offices, promoting diversity and inclusion, developing our employees and being thoughtful stewards of natural resources. We are also focused on the security of our data and safeguarding our clients' privacy. Our Board of Directors provides oversight of these ESG topics, and is committed to supporting the Company's efforts to operate as a sound corporate citizen. We have a cross-functional Sustainability Committee with oversight responsibility of our policies and operational controls of environmental, health and safety, and social risks. The Sustainability Committee includes members of our executive management team and reports to the Board of Directors at least annually. We believe that an integrated approach to business strategy, corporate governance and corporate citizenship creates long-term value. The below table highlights certain of our policies and initiatives in these areas.

Cybersecurity and Data Privacy: We have a formal information security program, designed to develop and maintain privacy and data security practices to protect Company assets and sensitive third-party information (including personal information). This program is governed by a committee comprising members of senior management, including the Company's Chief Information Officer, which meets regularly and reports to the Board of Directors at least annually.

We recognize the importance of protecting information assets such as personally identifiable information (PII) of our clients and employees, and have adopted policies, management oversight and accountability structures, and technology processes designed to safeguard this information. All AMG employees attest annually to information security policies, and are required to participate in regular security awareness training to protect themselves and the AMG data to which they have access. These trainings also instruct employees on how to report any potential privacy or data security issues.

Our information security organization comprises internal and external resources designed to identify, protect, detect, resolve, and recover from various threats and attacks of malicious actors. We leverage 24x7x365 monitoring tools and services to address the confidentiality, integrity and availability of Company assets and data. Regular internal and third-party reviews are performed on processes and technologies to validate the effectiveness of privacy and data security controls. We monitor best practices and developments in data privacy and security, including increased scrutiny of third-party service providers with access to sensitive Company data. We work with key third-party service providers to monitor and support the control environment and breach notification processes. We also have our own fully documented proprietary security incident response plan, with defined roles and responsibilities that address notification obligations and procedures in the event of a data breach. We are dedicated to business continuity and resiliency. We have documented strategies, policies and procedures in place to protect employee, business, and client data in the event of an emergency or natural disaster.

Environmental, Social and Governance (ESG) Highlights

Responsible Investing
- Approximately 80% of AMG's AUM is managed by Affiliates which consider ESG in their investment process, and fifteen Affiliates are signatories to the UNPRI and five are signatories to the UK Stewardship Code
- AMG's U.S. retail distribution platform was identified as one of the top three "Most ESG-Friendly Fund Shops" in 2018, with 65% of its actively managed equity fund assets in products with "high" or "above average" ESG scores
- Environmental sustainability factors are incorporated into AMG's assessment process for prospective new Affiliates

Employee Engagement
- Multiple employee engagement initiatives implemented, including flexible working, corporate philanthropic initiatives involving hands-on service projects, and weekly "Jeans Fridays" which occur in conjunction with charitable donations
- Initiation of a formal employee feedback mechanism (survey), reporting an employee satisfaction rating of 88%

Work Environment
- Equal employment opportunity hiring practices, policies and management of employees
- Anti-harassment policy that prohibits hostility or aversion towards individuals in protected categories, and prohibits sexual harassment in any form, and details how to report and respond to harassment issues and strictly prohibits retaliation against any employee for reporting harassment

Diversity and Inclusion
- Committed to fostering and promoting an inclusive and globally diverse work environment
- Formal policies that forbid discrimination based on protected classifications
- Two directors are female, representing 25% of the non-executive Nominees

Privacy and Data Security
- Maintaining privacy policies, management oversight, accountability structures and technology design processes to protect privacy and personal data
- Data security program is governed by a senior management committee that meets regularly and reports to the Board at least annually

Business Continuity
- Business continuity policies to ensure the safety of AMG's personnel, facilities and critical business functions in case of natural disasters or other crises creating business disruption

Community Investment and Engagement
- AMG and The AMG Charitable Foundation both donate to a variety of non-profit organizations and community programs globally
- Company-wide campaigns support many charities in local communities surrounding AMG office locations around the world, and AMG encourages employees to volunteer for and serve on boards of non-profit organizations and supports employee gift-matching to eligible non-profit institutions
- First annual "AMG Day of Service" held in 2019, with employee participation across all principal offices globally in hands-on service projects benefiting non-profit organizations in surrounding offices

Business Conduct and Ethics Codes
- A strong corporate culture that promotes the highest standards of ethics and compliance for AMG's business; the majority of AMG's directors have an extensive background and experience in risk management
- Code of Business Conduct and Ethics sets forth principles to guide employee and director conduct

Anti-Bribery and Corruption Policies
- Policies on political contributions and other restricted payments require full compliance with all applicable political contribution and anticorruption laws
- Whistleblower hotline for confidential reporting of any suspected violations

Climate Change and Environmental Sustainability
- During 2018, completed AMG's first inventory and secured third-party attestation of AMG's GhG Emissions and participated in the CDP Climate Change Information Request, with attestation expected for 2019 inventory during 2020
- Transitioned to 100% renewable energy sources at multiple office locations
- Eliminated single-use plastic water bottles and straws from AMG's principal offices
- Reduced paper usage by over 60% in 2019 relative to the previous year
- Programs to promote the procurement of products and materials which have high concentrations of recycled materials, and evaluation of vendor practices with respect to sustainable policies and practices

Governance
- Formal weighting of ESG factors added to compensation determination process
- Strong focus on corporate governance since AMG's inception, with best practices in corporate governance (see Governance Highlights on page 18)

To learn more, please see the "Responsibility" section of our website at www.amg.com/responsibility.html

Related Person Transaction Oversight: Pursuant to its charter, the Audit Committee is responsible for reviewing any related person transaction identified by management or other directors and, in accordance with this authority, has determined that there have been no related person transactions requiring disclosure under Item 404(a) of Regulation S-K other than those discussed below under the caption "Other Matters—Related Person Transactions."

Policies and Procedures Regarding Related Person Transactions: Under the Company's written policy regarding related person transactions, the Audit Committee must approve all "related person transactions." A related person transaction is any transaction that is reportable by the Company under paragraph (a) of Item 404 of Regulation S-K in which the Company or one of its wholly owned subsidiaries or majority-owned Affiliates is or will be a participant and the amount involved exceeds $120,000 and in which any director, nominee for director, executive officer, any person known to the Company to be a beneficial owner of 5% or more of its voting securities or an immediate family member of any of the foregoing has or will have a direct or indirect material interest. Pursuant to the policy, potential related person transactions are reported to the General Counsel who evaluates the potential transaction to determine whether it is a potential related person transaction. If it is, the General Counsel reports the potential transaction to the Audit Committee for review. The policy also authorizes the Chair of the Audit Committee to ratify, rescind or take any such other action required with respect to any related person transaction not previously approved or ratified under the policy that comes to the General Counsel's attention. The policy sets forth the standards of review to be considered in deciding whether to approve or ratify related person transactions.

In addition, the Audit Committee has considered and adopted standing pre-approvals under the policy for limited transactions with related persons. Pre-approved transactions include (i) employment as an executive officer, if the related compensation is approved (or recommended to the Board of Directors for approval) by the Compensation Committee; (ii) any compensation paid to a director if the compensation is consistent with the Company's director compensation policies and is required to be reported in the Company's proxy statement under applicable compensation disclosure requirements; (iii) any transaction with another company at which a related person's only relationship is as an employee (other than an executive officer) or director or beneficial owner of less than 10% of that company's equity, if the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of that company's total annual revenue; (iv) any charitable contribution, grant or endowment by the Company or the Company's charitable foundation to a charitable organization, foundation or university at which a related person's only relationship is as an employee (other than an executive officer), if the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of such charitable organization's total annual receipts; (v) any transaction where the related person's interest arises solely from the ownership of the Company's common stock and all holders of the Company's common stock received the same benefit on a pro rata basis, such as dividends; (vi) any transaction involving a related person where the rates or charges involved are determined by competitive bids; and (vii) any service provided by the Company to any related person, provided that such service is in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable services provided to non-related persons.

Prohibition Against Hedging Transactions: Pursuant to the Company's insider trading policy, all directors, officers and employees of the Company and its subsidiaries, including spouses and immediate family members of such persons, are prohibited from engaging in short sales or any other form of hedging transaction involving Company securities. This prohibition also applies to any other economically equivalent transaction by any such individuals that would result in a net short exposure to the Company. We believe our anti-hedging policy further aligns our directors' and our officers' interests with those of our stockholders.

Compensation Committee Interlocks and Insider Participation: The members of the Compensation Committee during fiscal year 2019 include those individuals set forth above under "Compensation Committee." No person who served as a member of the Compensation Committee during 2019 has been an officer or employee of the Company or has been involved in any related person transactions. No executive officer of the Company serves on the compensation committee or board of directors of another company that has an executive officer that serves (or served during 2019) on the Company's Compensation Committee or Board of Directors.

Engagement with Our Stockholders: Since our inception as a public company, we have maintained an active engagement with our stockholders, meeting with them extensively throughout the year as part of our investor outreach, and we have a history of integrating stockholder feedback into our corporate governance practices and our executive compensation program design. In 2019 and 2020 year-to-date, we held over 200 meetings with our stockholders, including a majority of our top 30 stockholders, to discuss the Company's performance and prospects, as well as trends affecting the investment management industry. We also continued our specific outreach effort with our institutional investors to discuss corporate governance topics affecting the Company as well as our philosophy and practices relating to our executive compensation program. This involved discussions with the corporate governance teams at our largest stockholders, as well as many others, representing in aggregate over half of our voting shares.

Stockholder Engagement

Participants	Types of Engagement	Topics Covered
• Members of the Board of Directors • Executive Management • Investor Relations	• Investor conferences • Earnings conference calls • One-on-one investor conference calls and one-on-one Investor meetings • Outreach, calls and meetings with investors' corporate governance departments • Annual votes on director elections and Say-on-Pay	• Strategic and financial performance and goals, and business initiatives • Board composition: qualifications, skills and leadership structure; Board remuneration • Executive compensation policies and design • Regulatory considerations • Risk management, including cybersecurity • Corporate governance trends, including ESG considerations

Stockholder and Interested Party Communications: Stockholders and other interested parties may communicate directly with the Board of Directors and the Lead Independent Director as follows:

Stockholder Communications

Board of Directors	Any communications to the full Board of Directors may be directed to Mr. Billings, General Counsel and Secretary of the Company, who would discuss as appropriate with the Board of Directors	David M. Billings Affiliated Managers Group, Inc. 777 South Flagler Drive West Palm Beach, Florida 33401-6152
Lead Independent Director	A stockholder or other interested party may communicate directly with Mr. Byrne, the Lead Independent Director, by sending a confidential letter addressed to his attention	Samuel T. Byrne, Director c/o Affiliated Managers Group, Inc. 777 South Flagler Drive West Palm Beach, Florida 33401-6152

Availability of Corporate Governance Documents: We maintain a Company website that includes, among other items, the Corporate Governance Guidelines; the Code of Business Conduct and Ethics applicable to all directors, officers and employees; the Code of Ethics applicable to our President and Chief Executive Officer, Chief Financial Officer, and other senior financial officers; and the charters for the Audit, Compensation, and Nominating and Governance Committees. This information is available on the "Investor Relations" section of our website, *www.amg.com*, under "Corporate Governance—Policies, Procedures and Guidelines," or for the Committee charters under "Corporate Governance—Board of Directors," but is not incorporated by reference into this Proxy Statement. If we make any substantive amendment to the Code of Ethics or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics to certain executive officers, we are obligated to disclose the nature of such amendment or waiver, the name of the person to whom any waiver was granted, and the date of waiver on our website or in a report on Form 8-K.

Information Regarding Executive Officers of the Company

The name, age (as of April 1, 2020) and positions of each of our executive officers, as well as a description of their business experience and past employment during at least the last five years, are set forth below:

Executive Officer Information			
Name	**Age**	**Position**	**Biographical Information**
Sean M. Healey	58	Executive Chairman	For the biographical information of Mr. Healey, see "Information Regarding the Nominees" above.
Jay C. Horgen	49	President and Chief Executive Officer	For the biographical information of Mr. Horgen, see "Information Regarding the Nominees" above.
Thomas M. Wojcik	39	Chief Financial Officer	Mr. Wojcik is the Chief Financial Officer of the Company, responsible for AMG's finance, accounting, investor relations and capital management functions. He joined AMG in 2019 from BlackRock, Inc., where he most recently served as Chief Financial Officer for Europe, Middle East, and Africa (EMEA), Head of EMEA Strategy, and Global Head of Investor Relations, subsequent to his role as Global Head of Corporate Development and Head of Americas Strategy. Previously, Mr. Wojcik worked as an investor covering financial services equities at Hunter Global Investors, distressed and special situations credit at Durham Asset Management and private equity at Nautic Partners, and as an investment banker in the Financial Institutions Group at Merrill Lynch & Co. He earned a B.A., Phi Beta Kappa, magna cum laude, in Economics from Duke University, and an M.B.A. from The Wharton School at the University of Pennsylvania, where he was a Palmer Scholar.
Hugh P. B. Cutler	47	Executive Vice President and Head of Global Distribution	Mr. Cutler joined the Company in March of 2017 and serves as Executive Vice President and Head of Global Distribution. Mr. Cutler has over twenty years of experience in leading multi-region sales and marketing organizations across investment management firms, including Barclays Global Investors Ltd, Legal & General Investment Management Ltd., and Och-Ziff Capital Management Group LLC. In these roles, he had leadership responsibilities spanning across a broad range of strategies, products, client types and geographies. Mr. Cutler began his career as a consultant and actuary at Towers Perrin. Mr. Cutler is a Fellow of the Institute of Actuaries in the United Kingdom and received a B.Sc. in Mathematics with First Class Honours from Bristol University.
David M. Billings	57	General Counsel and Secretary	Mr. Billings has served as General Counsel and Secretary of the Company since June 2014. Prior to joining AMG, Mr. Billings was a partner at Akin Gump Strauss Hauer & Feld LLP, where he led the firm's investment funds practice in London. Mr. Billings received a J.D. from Harvard Law School and a B.A. with high honors from the University of Virginia.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

This section provides discussion and analysis of our executive compensation program, including the elements of executive compensation, the 2019 compensation results, the rationale and process for reaching these results, and our compensation governance policies. The compensation results discussed will be those of our President and Chief Executive Officer, Jay C. Horgen, and our other named executive officers.

The Compensation Committee designs the executive compensation program to align management incentives with long-term stockholder interests. The executive compensation structure reflects this philosophy, with the substantial majority of total annual compensation in the form of variable performance-based incentive awards. The significant majority of these variable performance-based incentive awards are in the form of equity incentive awards, with delivery of more than half of these awards tied to the achievement of rigorous pre-established performance targets. The Committee's compensation determinations for 2019 annual compensation reflected its long-term philosophy of aligning pay with performance, and relied on formal assessments of AMG's performance and accomplishments for the year and over the long term, on both a relative and absolute basis (the "Performance Assessments"). In conducting the Performance Assessments, the Committee recognized the Company's performance for both the year and over the long term. The Committee considered the negative stockholder return during the period, but also recognized the significant strategic accomplishments of our Chief Executive Officer and the new management team during a period of significant organizational change, and against the backdrop of industry-wide headwinds for active managers. Additionally, to further align our Chief Executive Officer and new leadership team with stockholders, retain the team through the management transition, and lengthen the duration of equity incentives for the team, and in response to stockholder feedback, in August of 2019 the Compensation Committee granted a one-time, long-duration, 100% performance-based Long-Term Equity Alignment Award to our Chief Executive Officer, Chief Financial Officer and other key executives across the new leadership team. The Long-Term Equity Alignment Award partially replaced annual compensation in 2019, through the Committee's exercise of negative discretion by approximately 23% on the formulaically derived CEO Annual Performance-Based Incentive Compensation, and is expected to replace a portion of annual performance-based incentive compensation over at least three years.

Throughout this Compensation Discussion and Analysis we discuss the 2019 compensation results for our named executive officers, which include equity awards granted in March 2020 in recognition of 2019 performance, and exclude equity awards granted in February 2019 in recognition of 2018 performance, to better demonstrate how we evaluate and compensate our named executive officers for their performance in a performance year. Further, the determination process for the Long-Term Equity Alignment Award was separate from the annual Performance Assessments, and is discussed separately in this section. The compensation amounts discussed in this Compensation Discussion and Analysis differ from the compensation reported in the Summary Compensation Table because SEC rules governing the reporting of compensation in that table require equity awards to be reported in the fiscal year of grant, even where the awards are intended to compensate executives for performance in a prior year. Further, Nathaniel Dalton, our former Chief Executive Officer, served in that position for only part of the 2019 performance year and is not discussed in this Compensation Discussion and Analysis. Please refer to the "Executive Compensation Tables" of this Proxy Statement for additional information.

Overview of Our Executive Compensation Program Philosophy

The Compensation Committee has structured our executive compensation program over the long term to further several core objectives, which include the following:

- Attracting, retaining and motivating key members of senior management
- Closely aligning executive compensation with performance and accomplishments for the year and over the long term
- Focusing executives on long-term performance with equity incentive awards, with a majority of these awards subject to rigorous pre-established performance targets measured over forward multi-year periods
- Compensating executives based on a combination of Company performance—on both a relative and absolute basis— and individual performance
- Avoiding incentives that might encourage excessive risk-taking
- Routinely reviewing and evolving our compensation program to incorporate feedback from stockholders and best practices into our executive compensation program design

These objectives inform the design of our compensation program, which includes the following components:

- Awarding fixed and variable Annual Performance-Based Incentive Compensation in an appropriate mix to align management incentives with stockholder value creation

- Performing market comparisons to ensure that our compensation is in line with that of our Peer Group

- Implementing strong compensation governance practices within a robust corporate governance framework

Stockholder and Proxy Advisory Firm Feedback and Surveys

To ensure that our Board of Directors, including the Compensation Committee, is apprised of stockholder and proxy advisory firm views, senior management regularly meets with and surveys these constituents regarding our executive compensation program and corporate governance matters. As part of this process, we conduct regular outreach initiatives with the corporate governance teams at our largest stockholders, as well as representatives from major proxy advisory firms.

At each of our last two Annual Meetings, over 94% of stockholder votes cast were in favor of named executive officer compensation, reflecting strong support for our executive compensation program design and our demonstrated focus on pay-for-performance. This high level of support followed a comprehensive outreach effort to stockholders following our 2017 and 2018 Annual Stockholder Meetings to discuss a broad range of topics, including executive compensation and corporate governance matters. During this outreach, senior management attended in-person meetings with top institutional investors and major proxy advisory firms, in several of which AMG's Compensation Committee Chair, Jide Zeitlin, participated. The Compensation Committee considered the feedback from this outreach, and implemented meaningful enhancements to AMG's compensation program.

Positive Stockholder Feedback on 2017 – 2018 Compensation Program Enhancements	
Stockholder Comments	**Compensation Committee Response**
Improve transparency regarding Performance Assessments	Expanded the Performance Assessments disclosure, including scores in each category and financial targets, to show the linkage between the assessments and the resulting awards, and to explain any exercise of Committee discretion
Performance Assessments should be more formulaic	Revised weightings of the assessment categories, to increase the quantitative financial and stock performance factors and reduce the weighting of more subjective strategic factors in 2018; added disclosure of sub-category weightings and expanded disclosure on subjective qualitative factors in 2019 to further increase transparency
Disclose financial targets used in the determination of short-term incentive awards	Disclosed targets used in the cash bonus Performance Assessment, which are set based on projected performance levels; targets include Economic earnings per share and EBITDA margin, together tracking the efficiency, stability and growth of our earnings
Increase proportion of performance-based equity awards	Significantly increased the proportion of performance-based equity awards to 60% of our CEO's total equity incentive awards; equity with performance conditions is now the largest component of CEO total compensation
Use a performance metric with broader alignment to stockholder value creation	Implemented a new ROE metric for performance awards, replacing our use of earnings growth targets, to better align management incentives with the strategic goals of both growing earnings and effectively managing capital
Use separate determination processes for cash bonuses and equity awards	Implemented a quantitative determination process for cash bonuses distinct from the process for determining equity incentive awards, using a new Short-Term Incentive Compensation Performance Assessment
Eliminate award re-testing	Addressed performance award "re-testing" concerns through the use of a single operating metric hurdle measured over a single three-year period
Implement compensation caps for NEOs in addition to CEO	Established direct caps on Annual Performance-Based Incentive Compensation for each NEO, in addition to the CEO; also lowered the existing cap on CEO Annual Performance-Based Incentive Compensation and established a CEO cash bonus cap
Maximum award values remain high	2018 CEO compensation declined -43% vs. 2017, which followed declines in each of the prior five years for an overall reduction of -65% between 2013 and 2018, demonstrating ongoing attention to the issue and the impact of program enhancements
CEO compensation caps are high	Significantly reduced the existing caps on CEO Annual Performance-Based Incentive Compensation – a 12.5% reduction on the overall cap in 2018 compared to the prior year and a 30% reduction over the prior two years
Executives should hold significantly larger equity stakes	Equity Ownership Guidelines were revised during the 2018 performance year compensation cycle, to increase the requirement for our President to 10x annual base salary; ongoing consideration of potential additional policies and programs to promote accumulation and retention of equity
ESG activities should factor into incentive award decisions	Formal weighting of ESG factors added to both the Short-Term and Long-Term Incentive Compensation Performance Assessment scorecards

Following our 2019 Annual Meeting, we continued our engagement with stockholders and proxy advisory firms on our corporate governance practices and executive compensation program. This recent outreach effort comprised meetings with institutional investors over the course of the year and into 2020, as well as multiple meetings with major proxy advisory firms. The collective feedback from this outreach was taken into account and is reflected in further enhancements made to our corporate governance practices and compensation program design this year, as well as in the Committee's final compensation determinations.

Changes to Corporate Governance Practices:

Stockholder Comments	AMG Response

Comment #1 **Directors and Executives should hold significantly larger equity stakes, and be subject to policies that promote long-term equity accumulation**	**We want our directors and executives to act as owners of the business, and have taken action to ensure that they are further aligned with stockholders and incented through significant long-term holding requirements**
	
	• ***Revised Equity Ownership Guidelines:***
	  – Directors: Added a new restriction on selling any shares of AMG stock while a director's equity ownership does not exceed the required level through an accumulation period; revised the guidelines applicable to non-executive directors to target achievement of holdings at or above 5x base annual fees within three years of joining the board (reduced from five years)
	  – Executives: Added a new restriction on selling any shares of AMG stock while an executive's equity ownership does not exceed the required level through an accumulation period
	
	• ***Revised Director Compensation Program to be "All Equity":*** Amended the director compensation program to provide for 100% of all compensation paid to non-executive directors to be in the form of equity awards with deferred vesting, eliminating any cash consideration from non-executive director compensation, including all annual and committee fees
	
	• Grant of Long-Term Equity Alignment Award to Key Executives:
	  – Granted a one-time Long-Term Equity Alignment Award in August of 2019, with significantly deferred vesting and rigorous and transparent performance conditions across 100% of awards, to align the new executive team with stockholders. Awards included 5-year cliff vesting on performance-based options as well as an additional mandatory holding period of up to two years, thereby locking the new management team in place for at least the next seven years and galvanizing the team around the goal of long-term shareholder value creation
	  – Long-Term Equity Alignment Award was granted in response to stockholder feedback as well as to retain and incent executives through a period of significant transition, and increase management's exposure to and alignment with stockholders. The August 2019 award included a portion of the 2019 performance year equity awarded to the CEO, and is expected to replace a portion of the long-term incentive compensation over at least three years
	  – ***New, Additional Equity Holding Policy:*** As a condition of participating in the Long-Term Equity Alignment Award, executives (including our CEO and CFO) agreed to an additional Equity Holding Policy (which, for participating NEOs, supplements the Equity Ownership Guidelines) that further restricts their ability to sell shares of AMG stock for the duration of their AMG service and requires holding vested, unrestricted shares of 2x total annual compensation for CEO, and 1x total annual compensation for other participating executives
	
	• ***Directors and Executives Demonstrated Commitment Through Open Market Purchases:***
	  – Our Lead Independent Director and Audit Committee Chair have each made multiple open-market share purchases in 2019 and 2020YTD, collectively purchasing over 18,000 shares
	  – Our CEO has purchased 31,000 shares in the open market since May 2019 appointment
	  – Our CFO has also made open-market share purchases since joining AMG in April 2019

Comment #2 **Further increase focus on Board refreshment, and expanding the diversity of skills and experience**	**We want our Board to evolve along with AMG, as we refine and execute our strategy against the backdrop of transition in the management team and organizational change** • ***New Director:*** A new independent director, Reuben Jeffery III, was appointed in 2020; 40% of directors joined the Board within last five years; one fewer executive director • ***Rotating Board Roles:*** In 2019, a new Lead Independent Director, new Chair of the Nominating and Governance Committee, and Committee member refreshment • ***Revised Board Skills Matrix to focus on Capital Allocation***: Revised the criteria for evaluating director candidates to include skills and experience in Capital Allocation and an expanded set of Operational skills and experience (see Director Skills Matrix on page 14)
Comment #3 **Prioritize diversity when evaluating the composition of the Board and AMG's employee base**	**We believe that diversity is essential to our success and that of our Affiliates, and want that to be reflected in our governance practices** • ***Two Women Serving on the Board:*** Women represent 25% of non-executive director nominees, with two female directors on the Board; continuing focus on gender diversity as a priority in our ongoing Board refreshment process • ***Expanding Employee Diversity***: Achieved gender diversity of 40% across all management positions, surpassing the asset management industry average
Comment #4 **Enhance AMG's corporate ESG initiatives**	**We continued to focus on ESG initiatives, and believe that sound corporate citizenship and attention to governance and environmental principles are essential to our success** • Achieved leading rankings by ESG rating providers, improved significantly relative to prior years • Transitioned to 100% renewable energy sources at multiple office locations

Changes to Executive Compensation Program:

Stockholder Comments		AMG Response
Comment #1	**AMG's Peer Group should better reflect AMG's size and business mix**	• Revised our Peer Group to remove BlackRock, Inc. and add Ares Management Corporation and Janus Henderson Group plc, to reflect companies with revenue and market capitalizations that are more in line with our own, and to include additional firms with significant assets under management in alternative strategies given that alternatives account for nearly 40% of AMG's earnings
Comment #2	**Disciplined capital allocation should factor into incentive award decisions**	• Added a new assessment category to the Long-Term Incentive Compensation Performance Assessment scorecard for Capital Allocation, in recognition of its importance as we seek to deploy resources in the areas of highest growth and return in our business to capitalize on growth opportunities, before efficiently returning capital to our stockholders
Comment #3	**Explain how financial performance targets are determined**	• Expanded disclosure regarding Compensation Committee determinations of financial performance targets used in the cash bonus Performance Assessment, to further increase transparency • Further expanded disclosure on the Committee's use of ROE as the metric for equity awards subject to future performance hurdles, explaining its utility as an objective measure of management's effectiveness at using stockholder equity to generate earnings and to encourage responsible long-term planning
Comment #4	**Maximum award values remain high**	• Reduced the formulaic Incentive Pool sizing factor, from 6% of Adjusted Economic net income to 5.25%, to further limit the potential amount of overall performance-based compensation, following significant declines in annual compensation in each of the prior five years

The Compensation Committee recognizes that in enhancing the compensation program, stockholder input is critical for ensuring the continued alignment of management and stockholder interests, and the Committee promotes an active process of stockholder engagement throughout the year. Our management team continues to communicate with our largest stockholders and proxy advisory firms, and to follow developments in their methodologies and analyses to ensure that the Company and our Board of Directors remain apprised of current and potential future developments.

Policies to Promote Director and Officer Equity Ownership

We believe that equity ownership by our named executive officers and directors aligns their interests with those of our stockholders, and we have two formal policies designed to promote their long-term accumulation and retention of equity in our Company. The Equity Holding Policy was implemented in 2019 for participants in the Long-Term Equity Alignment Grant, and together with the Equity Ownership Guidelines, represent an industry-leading set of policies to further cultivate an ownership mindset among senior executives, with direct and substantial alignment with stockholders through ownership of vested, unrestricted AMG stock.

Equity Ownership Guidelines	• Implemented in 2011, our Equity Ownership Guidelines provide that an executive officer or director should own equity in the amount of:
	   - 10x annual base salary in the case of our President and Chief Executive Officer
	   - 7x times annual base salary in the case of the other named executive officers
	   - 5x times base annual fees for service in the case of directors.
	• Shares underlying outstanding stock options and unearned performance awards are not counted for purposes of meeting these guidelines
	• Executives and directors are strongly encouraged to meet these ownership guidelines within five years of becoming an executive officer, or three years (reduced from five) of becoming a director
	• Revised in 2020 to add a new restriction on selling shares of AMG stock while the equity ownership of the director or executive does not exceed the required level through the accumulation period
	• All named executive officers and directors currently satisfy these Equity Ownership Guidelines, with the exception of our General Counsel and Secretary and two of our non-executive director Nominees, none of whom have disposed of any shares of AMG stock (other than normal course tax forfeitures, option exercises and charitable gifts) and all of whom would meet the requirement using grant date award valuations of their current equity holdings

Equity Holding Policy	• New Equity Holding Policy implemented in 2019 and applicable to all recipients of the Long-Term Equity Alignment Grant, including our CEO and CFO, granted in response to stockholder feedback regarding perceived low levels of equity ownership among senior team members
	• Imposes additional restrictions on sales of AMG stock, for the duration of their AMG service
	   - No sales permitted by CEO unless vested, unrestricted shares held exceeds 2x Total Annual Compensation
	   - Required level for other officers of 1x Total Annual Compensation
	   - Alignment RSUs must be held for at least 6 years after grant (through 2025), and Alignment Option Shares must be held for 7 years after grant (through 2026)
	• Total Annual Compensation comprises the total amount of the executive officer's cash compensation (including cash bonus) and equity compensation (based on the grant date fair value) received for performance in the year prior to measurement
	• Equity eligible for determining compliance includes unrestricted shares of AMG stock, whether acquired through award vesting, option exercises, open market repurchases or otherwise, and excludes unvested awards and undelivered performance awards, and unexercised options

Named Executive Officer Annual Compensation Determination Process

The Compensation Committee's annual compensation process begins during Committee meetings early in the fiscal year and continues throughout the year, with periodic reviews of the Company's financial performance on both a relative and absolute basis and progress on various strategic objectives, as well as discussions regarding the principles and continuing effectiveness of the compensation program. The Committee, including, in particular, the Committee Chair, meets with its independent outside executive compensation consulting firm, Thomas E. Shea & Associates, LLC (our "Compensation Consultant"), to consider the executive and director compensation of the peer companies set forth in the "Market and Industry Comparison" section of this Proxy Statement (our "Peer Group") and potential structures for incentive awards. The Committee considers the components of the compensation program (including the mix of compensation elements, market-level compensation and our compensation governance practices) in analyzing the extent to which the program furthers the Committee's objectives of aligning compensation with stockholder value creation while retaining and motivating our executives. As discussed above, the Committee also seeks feedback from stockholders and proxy advisory firms in an ongoing engagement cycle, and takes that feedback into account in both enhancing the compensation program design, as well as in the Committee's final compensation determinations for the year.

Following year-end, the Compensation Committee conducts comprehensive Performance Assessments of the Company's accomplishments during the year and over the long term, on both an absolute basis and relative to our Peer Group, and considers the individual contributions of each of the members of our senior management team. As part of the continuous evolution of our compensation program and in response to the stockholder engagement process discussed above, the Committee made enhancements this year to further evolve our executive compensation program design. In the first quarter of 2020, based upon the Performance Assessments, the Compensation Committee made final annual performance-based incentive cash and equity award determinations for the performance year ("Annual Performance-Based Incentive Compensation") for our named executive officers. This year, in determining Annual Performance-Based Incentive Compensation for our named executive officers, the Compensation Committee also considered the Long-Term Equity Alignment Award granted in August of 2019, which partially replaced annual compensation for 2019 and is expected to replace a portion of annual performance-based incentive compensation over at least three years.

Exhibit 1

Named Executive Officer Annual Compensation Determination Process				
Review Period		Preliminary Assessment		Final Assessment
Q1	Q2	Q3	Q4	Post Year-End
Review compensation philosophy and long-term performance Discuss long-term incentive plan objectives Discuss financial and strategic objectives; review financial projections Evaluate the Company's absolute and relative financial performance on a year-to-date basis	Review initial assessment of Peer Group compensation provided by our Compensation Consultant Evaluate the Company's absolute and relative financial performance on a year-to-date basis; review financial projections Discuss potential implications for executive compensation	Review final Peer Group compensation arrangements and financial results provided by our Compensation Consultant Review the Company's Say-on-Pay vote results and consider market data Solicit and review stockholder and proxy advisory firm feedback Evaluate the Company's absolute and relative financial performance on a year-to-date basis Discuss potential implications for executive compensation	Review updated analysis of the compensation landscape, Peer Group compensation and the marketplace for the services of the Company's senior management Solicit and review stockholder and proxy advisory firm feedback Evaluate the Company's absolute and relative financial performance on a year-to-date basis Discuss potential implications for executive compensation	Review Company performance and accomplishments for the year and over the long term Evaluate relative financial and stock performance metrics vs. our Peer Group, and compare financial results to projections Incorporate final performance factors into Short-Term and Long-Term Performance Assessments Consider final structure and mix of awards, and conduct Performance Assessments Finalize award amounts, mix and structure

Named Executive Officer Compensation Determination Approach

The Compensation Committee designs the executive compensation program to align pay with performance across long-term periods first and foremost, as well as for the performance year most recently completed. The following Exhibit provides an overview of our compensation structure, which was used to determine 2019 salary and Annual Performance-Based Incentive Compensation ("Annual Total Direct Compensation") for our Chief Executive Officer and also provided the basis for determining the Annual Total Direct Compensation of our other named executive officers. This structure reflects the Committee's executive compensation program philosophy of closely aligning management incentives with long-term stockholder interests, with the substantial majority of Annual Total Direct Compensation in the form of variable performance-based incentive awards, the

significant majority of which are in the form of equity incentive awards, and with delivery of more than half of these equity incentive awards tied to the achievement of rigorous pre-established performance targets. Consistent with our compensation program approach of aligning pay with performance, our most senior named executive officers typically receive the closest alignment with the targeted ranges.

Exhibit 2



Named Executive Officer Annual Compensation Structure
Base Salary
Performance-Based Incentive Compensation
5-10% of Total Direct Compensation
90-95% of Total Direct Compensation is targeted to be variable and based on Company performance
Cash Bonus
Long-Term Performance Achievement Awards
Long-Term Deferred Equity Awards
Targeted at 30% of Performance-Based Incentive Compensation
Targeted at 60% of Equity Incentive Awards
Targeted at 40% of Equity Incentive Awards
Determined Using Short-Term Incentive Compensation Scorecard
Targeted at 70% of Performance-Based Incentive Compensation Determined Using Long-Term Incentive Compensation Scorecard

- Base salary is a small portion of Annual Total Direct Compensation
- All compensation other than base salary is variable and performance-based, determined using the Incentive Pool and awarded in amounts based on formal Performance Assessments
- Equity incentive awards with rigorous performance conditions are the largest component of total NEO compensation
- Cash is a significantly smaller portion of Annual Total Direct Compensation than equity incentive awards

The following is a summary of the key features of the Compensation Committee's compensation determination process, including a significant number of enhancements made over the last several years in response to stockholder and proxy advisory firm feedback and to further support our compensation program philosophy of aligning pay with performance:

- ***Reduced the size of the performance-based incentive pool, used as the basis for determining all variable Annual Performance-Based Incentive Compensation award amounts:*** The performance-based incentive pool (the "Incentive Pool") serves as an overall cap on aggregate Annual Performance-Based Incentive Compensation for our named executive officers. The Incentive Pool was established as a percentage of Economic net income, a key operating metric (calculated on a pre-tax, pre-compensation basis, "Adjusted Economic net income"). The Committee used the Incentive Pool as the basis for determining all Annual Performance-Based Incentive Compensation, including cash bonuses and all equity awards, to align the total amount of Annual Performance-Based Incentive Compensation with Company performance.

  For 2019, the Compensation Committee determined to reduce the Incentive Pool, from 6% of Adjusted Economic net income to 5.25% of Adjusted Economic net income, to further limit the potential amount of overall performance-based compensation, following significant declines in performance-based compensation in each of the prior five years, with a total reduction of -65% over the period.

- ***Continued use of an annual cap on Annual Performance-Based Incentive Compensation and of the separate annual cash bonus cap for our Chief Executive Officer:*** The Compensation Committee applied an annual cap on our Chief Executive Officer's Annual Performance-Based Incentive Compensation ("CEO Annual Performance-Based Incentive Compensation") equal to the lesser of $17.5 million or 40% of the Incentive Pool, and imposed a cap on the amount of our Chief Executive Officer's annual cash bonus of $4.0 million. This structure resulted in a $13.5 million annual cap on our Chief Executive Officer's equity incentive awards. The Compensation Committee also applied annual caps on the Annual Performance-Based Incentive Compensation for our Executive Chairman and for our Chief Financial

Officer at the lesser of $10.0 million or 20% of the Incentive Pool, and applied annual caps for our Head of Global Distribution and for our General Counsel at the lesser of $5.0 million or 10% of the Incentive Pool.

- *Determined Short-Term and Long-Term Annual Performance-Based Incentive Compensation using two separate Performance Assessments:* Consistent with the prior year, the Compensation Committee determined cash bonus awards ("Short-Term Incentive Compensation") and equity incentive awards ("Long-Term Incentive Compensation") using separate processes:

  - *Performance Assessment for Short-Term Incentive Compensation determinations*:

    - Continued use of a Short-Term Incentive Compensation Performance Assessment scorecard to evaluate contributions and progress over the year in two equally weighted categories: (i) business initiatives and (ii) financial performance

    - The financial performance assessment measures performance against pre-established disclosed financial targets set based on projected performance levels designed to align management incentives with stockholder value creation; targets include Economic earnings per share and EBITDA margin, together tracking the efficiency, stability and growth of our earnings

    - The assessment produces a score that is applied to a maximum bonus amount, which is set based on peer and market data, to produce a formulaic cash bonus award amount

  - *Performance Assessment for Long-Term Incentive Compensation determinations:*

    - Continued use of a Long-Term Incentive Compensation Performance Assessment scorecard, with weighted assessment of our financial results, stock performance and strategic accomplishments for the year and over the long term

    - The weightings of the two quantitative categories (financial results and stock performance) account for two-thirds of the overall score, with only one-third weightings for the more subjective strategic factors

    - Added formal consideration of Capital Allocation, in recognition of its importance as we seek to deploy resources in the areas of highest growth and return in our business to capitalize on growth opportunities, before efficiently returning excess capital to our stockholders

    - The overall weighted score is applied to the annual cap on Annual Performance-Based Incentive Compensation (less the maximum cash bonus award), to produce a formulaic equity award amount

- *Allocations of Annual Performance-Based Incentive Compensation reflect a significant proportion of performance-based equity awards:*

  - *A significant majority of Annual Performance-Based Incentive Compensation is in the form of equity incentive awards:* Approximately 70% of CEO Annual Performance-Based Incentive Compensation was in the form of equity incentive awards, which is above our Peer Group average

  - *A substantial majority of the equity incentive awards have rigorous, transparent, pre-established performance targets*: Of the equity incentive awards, 60% were targeted to be performance awards, granted in the form of Long-Term Performance Achievement Awards, with three-year cliff vesting and delivery further subject to rigorous and transparent pre-established performance targets; this allocation was the largest component of our CEO's Annual Total Direct Compensation and is above our Peer Group average proportion

- ***Long-Term Performance Achievement Awards use a Return on Equity target, measured over a single three-year performance period:***
  - *Long-Term Performance Achievement Awards are only deliverable if we meet target Return on Equity levels:*
    - Return on Equity targets align management incentives with the strategic goals of not only growing earnings, but also effective stewardship of stockholder capital; the three-year measurement period takes into account retained earnings from previous years and indicates the effectiveness of stockholder capital reinvestment
    - Return on Equity incorporates the effect of dividends, share repurchases, new investments, cost containment and reinvestment in the business; the Compensation Committee considered market conditions and the Company's business performance in choosing the target average Return on Equity mid-point of 16% for the 2019 Long-Term Performance Achievement Awards, which is 600 basis points above our current weighted average cost of equity of 10%
    - This metric is used by other S&P 500® financial services companies as an objective measure of management's effectiveness at using stockholder equity to generate earnings and to encourage responsible long-term planning
  - *Use of a single forward-looking performance period:*
    - Use of a single forward three-year measurement period, with cliff vesting three years from issuance; any portion of the award that will not be delivered following the performance period will be forfeited

Short-Term Performance-Based Incentive Compensation Determination Process

For 2019 cash bonus award determinations, the Compensation Committee set a maximum cash bonus for our Chief Executive Officer of $4.0 million, to promote relative pay alignment. Following year-end, the Compensation Committee conducted a Short-Term Incentive Compensation Performance Assessment to produce a score based on the weighted categories discussed below, which was applied to the maximum cash bonus to establish a cash bonus award amount. In conducting this assessment, the Committee evaluated contributions and progress over the year in two equally weighted categories, assessing business initiatives and financial performance, and reviewing the factors set forth in the table below. These include quantitative financial factors, as well as qualitative factors that recognize key company and individual achievements. This Performance Assessment process links compensation to performance, as awards are determined after the fiscal year-end based on a review of actual performance for the year.

Exhibit 3

2019 Short-Term Incentive Compensation Performance Assessment			
Business Initiatives Weighting: 50%		**Annual Financial Performance** Weighting: 50%	
• Individual Objectives and Contributions	*(Weighting: 20%)*	• Economic earnings per share	*(Weighting: 50%)*
• Operational Performance	*(Weighting: 20%)*	• EBITDA margin	*(Weighting: 50%)*
• Strategic Initiatives	*(Weighting: 20%)*		
• Capital Management	*(Weighting: 20%)*	*(See Exhibit 4 for Targets and Achievement Levels)*	
• Risk Management & ESG Factors	*(Weighting: 20%)*		
Business Initiatives Score	**85%**	**Financial Performance Score**	**55%**
Overall Weighted Score		**70%**	

The Compensation Committee's assessment recognized the meaningful business accomplishments achieved over the year, which occurred in a challenging environment for active asset managers and an ongoing transition period for the management team. The Committee recognized the continued focus on cultivating strong relationships with prospective new Affiliates, resulting in the investment in fixed income relative value specialist Garda Capital Partners in 2019, along with the momentum generated in new investment activity in 2019 which resulted in the subsequent investment in private equity and private credit manager Comvest

Partners, and the disposition of AMG's interest in BlueMountain Capital in 2019, generating significant cash proceeds and eliminating an ongoing loss generated by the business. In addition, during this period, the senior management team delivered on its commitment to returning capital to stockholders, with $361 million in share repurchases and $65 million in dividends in 2019. The Company also repositioned its balance sheet, extending duration while maintaining ample capacity and flexibility to capitalize on growth opportunities.

More broadly, the Committee recognized progress made in refining AMG's core strategy, including a focus on re-allocating capital and resources to the areas of highest growth and return within the Company's opportunity set, and a strategic repositioning of the Company in 2019 which freed up approximately $25 million to reallocate to high-growth areas. This repositioning included a reallocation of human capital throughout the Company's functional areas to align talent with high-return opportunities, including the realignment of the Company's global sales and marketing professionals to focus on asset owners with the greatest growth potential; the reduction of Company operating expenses; collaboration with certain Affiliates facing headwinds to align their business infrastructures for foreseeable opportunities and against evolving industry dynamics, optimizing outcomes for clients and Affiliate management principals; strategic partnerships with outstanding third-party service providers, including with ACA Compliance Group, a leading provider of compliance services, and the development of a strategic relationship with iCapital Network (announced in early 2020), which will enable Affiliates to utilize innovative technology in streamlining client access to alternative investment strategies; further development of strategic distribution relationships such as the partnership with Nordea Asset Management to deepen coverage of client geographies and channels globally; and the implementation of cross-functional committees and working groups to further reinvigorate the Company's entrepreneurial culture.

Alongside these strategic and operational accomplishments, the senior management team also successfully executed on the long-term phase of the Board of Directors' CEO succession plan, which the Board had initiated in 2018 following an unexpected CEO transition during May of that year when AMG announced that Chairman and CEO Sean M. Healey had been diagnosed with ALS, a terminal disease; the Board appointed Nathaniel Dalton, who had been with AMG for over 20 years, to succeed Mr. Healey as CEO for one year, and Mr. Healey was appointed Executive Chairman. In early 2019, as part of this multi-year succession plan transitioning from the founding generation to a new generation of management, the Board appointed Jay C. Horgen as President and Chief Executive Officer, and Mr. Horgen brought together a group of next-generation executives, including the recruitment of a new Chief Financial Officer, Thomas M. Wojcik, to lead the Company going forward. The Compensation Committee recognized the successful execution on this succession plan, as well as Mr. Horgen's continuing focus on developing and expanding the senior management team, to support the Board's goal of maintaining a breadth and depth of talent to ensure that AMG is well-positioned to continue to refine and execute against its long-term growth strategy. Taken together, factors across strong capital management, the successful execution of the Company's new investments strategy, the refinement of AMG's corporate strategy and strategic repositioning of the business, and excellent execution on the long-term succession plan resulted in a Business Initiatives score of 85%.

The Compensation Committee's assessment also includes a comparison of our actual results against targets that are set based on projected performance levels reviewed during the Review Period, and are designed to align management incentives with stockholder value creation. These targets include Economic earnings per share and EBITDA margin (Adjusted EBITDA as a percentage of both Aggregate fees and of GAAP Revenue), which together track the efficiency, stability and growth of our earnings. The Compensation Committee recognized the solid results for the year against these targets, with Economic earnings per share of $14.22 for the year, above the projected level of $13.02, and an EBITDA margin of 17% on an Aggregate fee basis, relative to the target level of 17.5%, and 38% on a Revenue basis, consistent with the targeted level, resulting in a Financial Performance score of 55%. The assessment resulted in an overall weighted score of 70% and a formulaic cash bonus amount for our Chief Executive Officer of $2.8 million, which the Committee determined to exercise negative discretion to reduce by approximately 29%, as part of a reduction in annual compensation related to the one-time Long-Term Equity Alignment Award granted in August of 2019, for a final cash bonus award of $2.0 million.

Exhibit 4



Financial targets used in the Short-Term Incentive Compensation Performance Assessment are designed to align management incentives with stockholder value creation, and take into account factors known at the time. Actual results may be impacted by a number of external factors, including macroeconomic factors, market changes, and regulatory or political changes, as well as other factors such as share repurchases and new investments in Affiliates, that may not be anticipated and could significantly impact our business. In performing its assessment, the Compensation Committee recognizes that management must respond to these factors and may take that into account in its review of year-end performance against targets. These financial targets are not intended to be a prediction of the Company's performance during the performance year or in any future period, and are not intended to provide investors or any other party with guidance about our future financial performance or operating results. See the "Forward-Looking Statements" section of our Annual Report on Form 10-K.

Long-Term Performance-Based Incentive Compensation Determination Process

Following year-end, the Compensation Committee conducted its Long-Term Incentive Compensation Performance Assessment, based on the weighted categories discussed below, to establish the amount of the Long-Term Incentive Compensation awards for 2019. In conducting this assessment, the Committee reviewed the Company's financial results, stock performance and strategic accomplishments for the year and over the long term, on both a relative and absolute basis. The following Exhibit summarizes the key results that the Compensation Committee considered in its 2019 Long-Term Incentive Compensation Performance Assessment, as well as the results of the Committee's overall assessment. A more detailed description of each performance factor follows the Exhibit.

Exhibit 5

2019 Long-Term Incentive Compensation Performance Assessment

Key Financial and Operating Metrics Weighting: 33.3%	Stockholder Value Creation Weighting: 33.3%	Strategic Performance Criteria Weighting: 33.3%
Relative Growth Rates *(Weighting: 50%)* • Compound annual growth rates of key financial and operating metrics relative to AMG's Peer Group over the trailing 1-, 3- and 5-year periods, including AUM, Aggregate fees, GAAP net income, GAAP earnings per share (diluted), Economic net income, Economic earnings per share and Adjusted EBITDA **Absolute Growth Rates** *(Weighting: 50%)* • Compound annual growth rates of key financial and operating metrics over the trailing 1-, 3- and 5-year periods, including AUM, Aggregate fees, GAAP net income, GAAP earnings per share (diluted), Economic net income, Economic earnings per share and Adjusted EBITDA	**Relative Stock Performance** *(Weighting: 50%)* • Annual and long-term (measured over the trailing 1-, 3- and 5-year periods) stock performance relative to AMG's Peer Group and the S&P 500® and S&P 400® **Absolute Stock Performance** *(Weighting: 50%)* • Annual and long-term (measured over the trailing 1-, 3- and 5-year periods) stock performance on an absolute basis	**Investment Performance and Organic Growth Generation** *(Weighting: 30%)* • Investment performance by Affiliates in areas of strategic focus, positioning AMG for future success in areas of secular growth and strong client demand • Annual and long-term organic growth from net client cash flows, both on an absolute basis and relative to AMG's Peer Group **Investments for Growth, Pursuit of Strategic Initiatives and Global Distribution Enhancements** *(Weighting: 30%)* • Cultivation of relationships with prospective new Affiliates to position AMG for strong future growth; deployment of capital through investments in new Affiliates • Working with Affiliates on strategic matters, investing in Affiliate growth initiatives, and pursuing new strategic partnerships • Development of AMG's value-added capabilities, such as its global distribution platform **Capital Management & Capital Allocation** *(Weighting: 30%)* • Effective balance sheet management to return capital to stockholders and to ensure adequate capacity and flexibility to execute on AMG's growth strategy • Disciplined capital allocation, as we seek to deploy resources in the areas of highest growth and return in our business to capitalize on growth opportunities **ESG Strategies and Initiatives** *(Weighting: 10%)* • Responsible management of environmental, social and governance practices; meaningful initiatives to continuously improve AMG's corporate stewardship • Effective management of human capital, particularly among the senior team, aligning talent and skillsets with the Company's growth opportunities and risk management, and prioritizing diversity and inclusion
Key Financial and Operating Metrics Score **40%**	**Stockholder Value Creation core** **0%**	**Strategic Performance Criteria Score** **80%**
	Overall Weighted Score **40%**	

Performance Category: Key Financial and Operating Performance Metrics (Weighted 33.3%)

The Compensation Committee's Long-Term Incentive Compensation Performance Assessment included a review of our key financial and operating metrics, on both a relative and absolute basis. The Committee noted our positive long-term results across our key financial and operating metrics, against the backdrop of a challenging multi-year environment for active asset managers. Our 2019 financial and operating results were impacted by the performance of certain Affiliates facing headwinds, lower performance fees, and negative net client cash flows. While Economic earnings per share and Economic net income grew over the 3- and 5-year periods, these metrics underperformed, or performed consistent with, peer averages. GAAP earnings per share and GAAP net income were impacted by non-cash impairment charges related to certain Affiliates recognized during the year. Our Aggregate fees for the year were lower due to a decline in average assets under management, primarily in liquid alternative and global equity strategies, and assets under management were lower, reflecting modestly negative client cash flows for the year. The following tables set forth the key financial results and growth rates reviewed by the Committee.

Exhibit 6

AMG's Key Financial and Operating Metrics

AUM ($ billions)

Annual Growth Rates:
1 Year: -2%
3 Year: 2%
5 Year: 3%
10 Year: 13%



Aggregate Fees ($ millions)

Annual Growth Rates:
1 Year: -9%
3 Year: 5%
5 Year: 3%
10 Year: 15%



GAAP Net Income ($ millions)

Annual Growth Rates[1] (Adj.):
1 Year: -21%
3 Year: -5%
5 Year: -1%
10 Year: 21%



GAAP Earnings Per Share

Annual Growth Rates[1] (Adj.):
1 Year: -16%
3 Year: -2%
5 Year: 1%
10 Year: 19%



Economic Net Income ($ millions)

Annual Growth Rates:
1 Year: -8%
3 Year: 1%
5 Year: 3%
10 Year: 15%



Economic Earnings Per Share

Annual Growth Rates:
1 Year: -2%
3 Year: 3%
5 Year: 5%
10 Year: 13%



Adjusted EBITDA ($ millions)

Annual Growth Rates:
1 Year: -12%
3 Year: -4%
5 Year: -1%
10 Year: 13%



(1) Reported GAAP net income and GAAP earnings per share of $15.7 million and $0.31 in 2019. 2019 GAAP net income and earnings per share were adjusted to add back impairment charges net of taxes totaling $387 million.

Additional information on non-GAAP financial performance measures, including reconciliations to the most directly comparable GAAP measure, can be found in our Annual Report on Form 10-K under "Supplemental Financial Performance Measures." Aggregate fees is an operating measure that consists of the total asset- and performance-based fees earned by all of our consolidated and equity method Affiliates, and includes the aggregate fees of certain Affiliates in which we are repositioning our interests and that are not significant to our aggregate fees or our results of operations, as further described in our Annual Report on Form 10-K.

AMG's Key Financial and Operating Metrics vs. Peer Medians: 1-, 3- and 5-Year Compound Annual Growth Rates ("CAGRs")

- **AUM CAGRs** of -2%, +2% and +3% for the 1-, 3- and 5-year periods, compared to Peer CAGRs of +15%, +11% and +7% for the same periods
- **GAAP earnings per share (diluted) CAGRs** of -93%, -67% and -47% for the 1-, 3- and 5-year periods (on an adjusted basis, -16%, -2%, and +1% respectively), compared to Peer CAGRs of -2%, +7% and +7% for the same periods
- **Adjusted EBITDA CAGRs** of -12%, -4% and -1% for the 1-, 3- and 5-year periods, compared to Peer CAGRs of -6%, +5% and +2% for the same periods
- **Economic earnings per share CAGRs** of -2%, +3% and +5% for the 1-, 3- and 5-year periods, compared to Peer CAGRs of +5%, +10% and +6% for the same periods
- **Aggregate Fees CAGRs** of -9%, +5% and +3% for the 1-, 3- and 5-year periods, compared to Peer CAGRs of +2%, +7%, and +3% for each of these periods
- **GAAP net income CAGRs** of -94%, -68% and -49% for the 1-, 3- and 5-year periods (on an adjusted basis, -21%, -5%, and -1%, respectively), compared to Peer CAGRs of -10%, +11% and +2% for the same periods
- **Economic net income CAGRs** of -8%, +1% and +3% for the 1-, 3- and 5-year periods, compared to Peer CAGRs of +1%, +17% and +3% for the same periods

"Adjusted" GAAP net income and earnings per share above were adjusted to add back 2018 and 2019 impairment charges net of taxes. The above table includes both GAAP financial measures as well as publicly reported adjusted financial measures of AMG and its peers. Peer EBITDA metrics are calculated using available company data and industry standard calculation methodologies.

Performance Category: Stockholder Value Creation (Weighted 33.3%)

The Compensation Committee's Long-Term Incentive Compensation Performance Assessment included a review of our annual and long-term stock performance, on both a relative and absolute basis. The Committee noted our stock price decrease for 2019 and over the trailing 3- and 5-year periods, and noted the relative underperformance during the same periods. Stockholder returns in 2019 were mixed across the sector, with gains of +18% at the median across publicly traded traditional asset managers and a +24% return generated by the S&P 400® index.

- Stock price declined -13% in 2019, reflecting a challenging market environment for active asset managers and AMG's decline in organic and earnings growth, and trailed our Peer Group median and the S&P 400® (+25% and +24%, respectively)
- Stock performance of +26% over the trailing 10-year period, outperforming our Peer Group median of +13%; stock price declined -42% and -60% over the trailing 3- and 5-year periods, respectively, below our Peer Group median (+20% and +4%, respectively)

Exhibit 7

AMG's 10-Year Stock Performance vs. Peers and S&P 500®


300%
200%
100%
0%
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16
Dec-17
Dec-18
Dec-19
AMG
S&P 500®
Peer Average

Market Data as of December 31, 2019

Performance Category: Strategic Performance Criteria (Weighted 33.3%)

The Long-Term Incentive Compensation Performance Assessment included a review of the Company's execution on certain strategic performance criteria, including capital management and pursuit of efficiency opportunities, product performance and strategy, organic growth, new Affiliate investments, strategic initiatives and ESG initiatives. The Compensation Committee noted the Company's achievements in 2019 and over the longer term, as further described below.

Investment Performance, Product Strategy, and Organic Growth: The Committee reviewed our execution and ongoing development of our active, return-oriented product strategy, especially in the areas of global equity and alternative strategies, along with our annual and long-term net client cash flows, and recognized solid overall performance in this category, including the following:

- Strong long-term organic growth, with net client cash flows over the past decade of over $65 billion into active equity and alternative strategies.

- Enhanced our active, return-oriented product set through the addition of new products as a result of the product development efforts at our Affiliates

Investments for Growth, Pursuit of Strategic Initiatives: The Committee reviewed our new Affiliate investment activity, including the overall volume of opportunities reviewed and the continued progress in relationship development with our core prospect universe, and recognized continued progress in this performance category in a challenging transaction environment, including the following:

- New partnership with Garda Capital Partners, an alternative investment manager specializing in fixed income relative value strategies with approximately $4 billion in assets under management

- The cultivation of strong momentum in our new investments strategy during the year, resulting in the investment in Garda in 2019 as well as an investment in Comvest Partners, a leading middle-market private equity and credit investment firm with $4 billion in assets under management

- Generated significant cash proceeds through the disposition of AMG's interest in BlueMountain Capital in 2019, and eliminated an ongoing loss generated by the business, optimizing outcomes for the Affiliate's partners and for AMG

- Continued focus on cultivating strong relationships with prospective new Affiliates, with extensive meetings and calls with prospects around the globe, to position us for substantial new Affiliate investment opportunities

Enhancing AMG Value-Added Capabilities: The Committee reviewed our progress in developing our global institutional and U.S. retail distribution platforms, and recognized solid performance in this category, including the following:

- Ongoing momentum in our Global Distribution strategy, with investments in capabilities as we, together with our Affiliates, continue to build relationships with the largest and most sophisticated clients around the world

- Overall corporate strategic repositioning included the realignment of the Company's global sales and marketing professionals to focus on asset owners with the greatest growth potential

- Further development of recent strategic partnerships to enhance AMG's product set and expand distribution capabilities, including with Nordea Asset Management to deepen coverage of European and Latin American clients, and the strategic relationship with iCapital Network, a leading financial technology platform

- Won client investment mandates in every coverage region of our global platform over the last two years

- Further focused the efforts of our Global Distribution platform, which supports the growth of our existing Affiliates and increases our attractiveness as a potential partner to new Affiliates—in turn increasing the scale, capacity and product diversification for our overall franchise

Capital Management and Pursuit of Efficiency Opportunities: The Committee reviewed our capital management activity and recognized achievements in this performance category, including the following:

- Invested one-third of our annual cash flow in growth initiatives and returned the remaining two-thirds to stockholders, with $361 million in share repurchases and $65 million in dividends in 2019

- Maintained a prudent level of leverage as we repositioned our balance sheet, extending duration while maintaining ample capacity and flexibility to capitalize on growth opportunities, including in challenging markets

- Reallocated capital through strategic repositioning of the company and reshaping of resources to maximize efficiency, freeing up approximately $25 million of capital annually to offset revenue declines and enable reallocation to higher growth areas, the benefits of which we will realize in future periods

- Reduced operating expenses at AMG while also working with a number of Affiliates facing industry headwinds to assist in repositioning their businesses to capitalize on their largest growth opportunities, while aligning their business infrastructures against evolving industry dynamics

- Invested in centralized resources that enhance services offered to our Affiliates and may enhance their growth potential or risk management (i.e., distribution resources or partnership with ACA Compliance Group, a leading provider of governance, risk, and compliance and advisory services and technology solutions, to provide routine compliance support services to AMG Affiliates)

ESG Strategies and Initiatives: The Committee noted the significant progress made in ESG initiatives, under the guidance of our Sustainability Committee, including the following:

- Excellent execution of the implementation of the Board's multi-year succession plan, transitioning to the group of next-generation management, including the recruitment and integration of a new Chief Financial Officer and development of a number of executives in key roles with expanded responsibility sets. Ongoing focus on attracting, retaining, and developing outstanding talent and aligning human capital with the Company's greatest growth opportunities and critical risk mitigation strategies, and developing and expanding the senior management team to maintain a breadth and depth of talent that ensures that AMG is well-positioned to continue to refine and execute against its strategy

- Reviewed our energy suppliers and transitioned to renewable energy wherever possible, most notably through our agreement with Constellation Energy to provide 100% wind power to our offices in New England

- Early achievement of our 5-year greenhouse gas (GhG) reduction target, initially set to be completed in 2023 – measured through our annual GhG emissions inventory which has increased transparency in the monitoring, implementation, and performance of our environmental sustainability strategy

- Lowered the environmental impact of employee commuting and travel by establishing flexible work arrangements, including a Work from Home Policy, and invested in telecommuting and telepresence equipment

- Employee engagement through a range of cross-functional, multi-level communication mediums (small working group lunches, company-wide town halls, management offsites), a new formal employee feedback mechanism (survey) reporting an employee satisfaction of 88%, and training and skills development

- Meaningful furtherance of AMG's ongoing commitment to serving our local communities through the establishment of "AMG's Day of Service" which strongly encouraged employee participation in hands-on volunteering projects in each of our principal offices globally, in collaboration with local organizations addressing hunger. In addition, AMG committed to incorporate a philanthropic element at all company-sponsored employee social gatherings

- Enhanced focus on cultivating a diverse workplace through recruitment and training efforts, reflecting AMG's commitment to fostering an entrepreneurial culture with diverse perspectives that enhance our cross-functional collaboration and creatively position our business for growth

- Achieved gender diversity of 40% across all management positions, surpassing the asset management industry average

2019 Named Executive Officer Annual Performance-Based Incentive Compensation Results

For 2019, the Compensation Committee set the size of the Incentive Pool at 5.25% of Adjusted Economic net income, resulting in an Incentive Pool of $44.9 million. CEO Annual Performance-Based Incentive Compensation was capped at a maximum payout equal to the lesser of $17.5 million or 40% of the Incentive Pool, which represented a cap of $17.5 million for our Chief Executive Officer, and his cash bonus award was capped at a maximum of $4.0 million. Equity incentive awards were limited to the capped amount of Annual Performance-Based Incentive Compensation less the maximum cash bonus, resulting in a maximum of $13.5 million of equity incentive awards for our Chief Executive Officer. These annual caps served as the basis for determining formulaic award payouts, using the scores of the two Performance Assessments. In the case of the cash bonus, the score of the Short-Term Incentive Compensation Performance Assessment was applied to the maximum bonus amount for our Chief Executive Officer, to determine a formulaic cash bonus amount. In the case of the equity incentive awards, the score of the Long-Term Incentive Compensation Performance Assessment was applied to the annual capped amount of Annual Performance-Based Incentive Compensation, less the applicable maximum cash bonus, to determine a formulaic equity incentive award amount for our Chief Executive Officer. For purposes of the Performance Assessments, the Compensation Committee considered Mr. Horgen as serving in the role of Chief Executive Officer for the full year, as a practical expedient and in recognition of his prior role as President and Chief Financial Officer and his exceptional leadership efforts during the CEO transition. In determining final award amounts, the Committee also took into account the Long-Term Equity Alignment Award, which partially replaced annual compensation in 2019 through the Committee's discretionary reduction of CEO Annual Performance-Based Incentive Compensation by approximately 23%, and is expected to replace a portion of Annual Performance-Based Incentive Compensation over at least three years.

The Short-Term Incentive Compensation Performance Assessment recognized the meaningful business accomplishments during the year, which occurred in a challenging environment for active asset managers that produced mixed performance for the year against the financial performance targets, and against the backdrop of 18 months of a high volume of transition and organizational change for the management team. During this period, the senior management team delivered on its commitment to returning capital to stockholders, executed on its capital management strategies, progressed on building relationships with prospective new Affiliates and announced a new partnership in 2019, developed its strategic distribution relationships, reduced operating expenses and strategically repositioned the business, reallocated financial and human capital toward higher growth and return opportunities, and advanced on significant ESG initiatives. More broadly, the Committee recognized progress made within the refinement of AMG's core strategy, including a focus on re-allocating capital and resources to the areas of highest growth and return within the Company's opportunity set. The Committee also recognized the continued successful execution on the Board of Directors' long-term succession plan. Taking into account Mr. Horgen's strong leadership and strategic vision across a multitude of strategic initiatives to position the Company for growth, the assessment resulted in an overall weighted score of 70% and a formulaic cash bonus amount for our Chief Executive Officer of $2.8 million, on which the Committee determined to exercise negative discretion to reduce as part of a reduction in annual compensation due to the one-time Long-Term Equity Alignment Award granted in August of 2019, for a final cash bonus award of $2.0 million.

The Long-Term Incentive Compensation Performance Assessment recognized achievements in an environment that was challenging for active asset managers across a multi-year period. However, the Committee also recognized that our stock price generated a negative return for 2019, as well as for the trailing 3- and 5-year periods, reflecting industry headwinds as well as challenges related to certain Affiliates. This assessment produced a formulaic Long-Term Incentive Compensation award for our Chief Executive Officer of $5.4 million, representing 40% of the $13.5 million maximum amount. As with the Short-Term Performance Assessment, the Committee determined to exercise negative discretion to reduce this amount by approximately 21% as part of a reduction in annual compensation due to the one-time Long-Term Equity Alignment Award granted in August of 2019, for a final equity incentive award of $4.275 million. The Committee's allocation for these equity incentive awards was 40% in the form of Long-Term Deferred Equity Awards and 60% in the form of Long-Term Performance Achievement Awards, consistent with the targeted allocations.

The annual cap on Annual Performance-Based Incentive Compensation for our Executive Chairman was set at the lesser of $10.0 million or 20% of the Incentive Pool. The Committee applied the results of its Performance Assessments, and recognized the significant contributions of Mr. Healey during the year, providing guidance and oversight during the two CEO transitions which occurred in each of 2018 and 2019, and the continued leadership during the ongoing transition and succession planning. The Committee determined to grant a mix of awards for our Executive Chairman that included a larger portion of cash relative to the other named executive officers, given his health diagnosis and his new position. The notional value of incentive compensation granted to our Executive Chairman declined -22% year-over-year. The Committee's determination process produced a cash bonus award of $2.775 million and equity incentive awards of $2.0 million, with $800,000 million in the form of Long-Term Deferred Equity Awards and $1.2 million in the form of Long-Term Performance Achievement Awards. The total compensation of our Executive Chairman declined -22% compared to 2018.

For determining the compensation of Thomas Wojcik for 2019, the Committee used an annual cap on Annual Performance-Based Incentive Compensation set at the lesser of $10.0 million or 20% of the Incentive Pool. The Committee then applied the results of its Performance Assessment, and recognized Mr. Wojcik's strong performance and integration in his first year in allocating a portion of the 2019 Long-Term Equity Alignment Award to him. Pursuant to the incentive compensation guaranteed to Mr. Wojcik at the time of hire, the Committee awarded Mr. Wojcik a cash bonus award of $800,000 and equity incentive awards of $1.95 million. The Committee's allocation for the equity incentive awards was 40% in the form of Long-Term Deferred Equity Awards and 60% in the form of Long-Term Performance Achievement Awards, consistent with the targeted allocations. Mr. Wojcik also received equity awards to replace unvested equity earned at his previous employer. Mr. Wojcik served as AMG's Chief Financial Officer for the majority of 2019, and incentive compensation was awarded on a full-year basis as part of the Company's offer of employment so as to attract him to join, and his compensation should be viewed as an annual amount.

The above discussion and the following table do not include the one-time Long-Term Equity Alignment Award granted in August 2019, which was granted separately from our annual Performance-Based Incentive Compensation determination process and is discussed separately below under the section titled "2019 Long-Term Equity Alignment Award." The following table summarizes annual compensation awarded in respect of performance year 2019 for our named executive officers:

Name and Principal Position	Salary		Cash Bonus		Long-Term Deferred Equity Awards		Long-Term Performance Achievement Awards		All Other Compensation		Total Compensation Earned
Jay C. Horgen	$	648,718	$	2,000,000	$	1,710,000	$	2,565,000	$	48,910	$	6,972,628
Sean M. Healey	$	750,000	$	2,775,000	$	800,000	$	1,200,000	$	42,604	$	5,567,604
Thomas M. Wojcik	$	346,795	$	800,000	$	780,000	$	1,170,000	$	24,404	$	3,121,199
Hugh P. B. Cutler	$	400,000	$	600,000	$	400,000	$	600,000	$	36,492	$	2,036,492
David M. Billings	$	400,000	$	1,100,000	$	180,000	$	270,000	$	28,454	$	1,978,454

The Annual Performance-Based Incentive Compensation amounts provided to the named executive officers for the 2019 performance year set forth in the above table differ from the amounts disclosed in the Summary Compensation Table. Equity awards granted in recognition of performance in 2019 were granted in March 2020, and are in the above table but do not appear in the Summary Compensation Table, as SEC rules governing the reporting of equity compensation in the Summary Compensation Table require equity awards to be reported in the fiscal year of grant, even when the awards are intended to compensate executives for performance in a prior year. Further, the Long-Term Equity Alignment Awards granted in August 2019 to our President and Chief Executive Officer and to our Chief Financial Officer are excluded from the amounts in the above table, and are discussed below. Nathaniel Dalton, our former Chief Executive Officer, served in that position for only part of the year and his compensation is also excluded from the above table. We have provided this presentation to better demonstrate how we evaluate and compensate our named executive officers on an annual basis. Similarly, equity awards granted in recognition of performance in 2018 were granted in February 2019 and appear in the Summary Compensation Table for 2019, in accordance with these reporting rules.

Exhibit 8



CEO Compensation vs. Financial and Stock Performance

Annual %Δ	2015	2016	2017	2018	2019
Economic EPS	12%	3%	14%	-1%	-2%
GAAP EPS (Adj.) [1]	19%	-7%	40%	-22%	-16%
AMG Stock Price Return	-25%	-9%	42%	-52%	-13%
CEO Incentive Pay	-19%	-7%	-10%	-44%	-3%

(1) Reported 2019 GAAP Earnings per share of $0.31 in the table above were adjusted to add back impairment charges net of taxes totaling $387 million ($7.65 per share).

Note: Stock price performance and CAGRs calculated beginning on 12/31/2014. AMG 2019 CEO compensation includes equity incentive awards earned for performance during 2019; see the "Executive Compensation Tables" section of this Proxy Statement for information regarding differences from the Summary Compensation Table.

Each of the key elements of named executive officer annual compensation for 2019 is summarized below:

Exhibit 9

Elements of Named Executive Officer Annual Compensation		
Base Salary	• A small portion of overall compensation	• Base salary was 9% of our CEO's Annual Total Direct Compensation and 13% of total NEO compensation • The CEO's base salary has remained unchanged for more than a decade
Variable Performance-Based Incentive Compensation	• The Incentive Pool, set as a percentage of Adjusted Economic net income, serves as the basis for determining all compensation other than base salary and any perquisites	• Total Annual Performance-Based Incentive Compensation payout to Mr. Horgen of $6.275 million, as compared to a maximum possible payout of $17.5 million
Cash Bonus Awards	• Significantly smaller portion of variable performance-based compensation than equity incentive awards	• Approximately 32% of Mr. Horgen's and 29% of Mr. Wojcik's Annual Performance-Based Incentive Compensation, and 29% and 26%, respectively, of Total Annual Compensation
Long-Term Deferred Equity Awards	• Restricted stock unit awards vesting ratably over four years	• Long-term vesting in four equal, annual installments from 2021 through 2024 • 40% of Mr. Horgen's and Mr. Wojcik's Long-Term Incentive Compensation

Long-Term Performance Achievement Awards	• Restricted stock unit awards with delivery tied to the achievement of rigorous, transparent pre-established performance targets measuring our average ROE over a single three-year performance period
	• Targets were set based on historic and projected performance levels that incentivize management to control costs and deploy capital to maximize stockholder value creation
		• 60% of Mr. Horgen's and Mr. Wojcik's Long-Term Incentive Compensation and the largest component of their Total Annual Compensation
		• Awards cliff-vest at the end of three years, but are only delivered if rigorous ROE targets are achieved:
		  - If average ROE is 16% for the performance period, 100% of the award will be delivered
		  - A ratable portion of the award will be delivered if average ROE is between 12% and 22%, for delivery of between 50% of the initial award and, in the circumstance of exceptional performance, a maximum of 175% of the initial award
		  - If average ROE is less than 12%, the full award will be forfeited

Other Compensation	• Medical, dental, life and disability insurance; 401(k) contributions; and other modest perquisites	• Less than 1% of our CEO's total compensation, and the lowest of our Peer Group

The following charts summarize the relative mix of Mr. Horgen's 2019 compensation, both including and excluding the Long-Term Equity Alignment Grant, and compare the allocation of the mix of awards relative to our Peer Group:

Exhibit 10



Note: Peer company data based on compensation as reported in Summary Compensation Table in most recently filed proxy statement or annual report; AMG calculation includes equity incentive awards earned for performance during 2019 that were granted in March 2020.

Elements of Executive Compensation

The annual compensation for our named executive officers comprises the following elements, designed to further the Compensation Committee's core objectives.

Base Salary: In determining base salary levels for our named executive officers, the Compensation Committee takes into account the executive's scope of responsibility, performance and salary history, as well as consistency within our salary structure. In addition, the Committee annually reviews the base salaries paid to executive officers of other public companies in our Peer Group. The Committee believes that Annual Performance-Based Incentive Compensation—including both cash compensation as well as equity-based compensation—should constitute the substantial majority of compensation paid to our named executive officers. The base salary level for our Chief Executive Officer has remained unchanged for more than a decade.

Annual Performance-Based Incentive Compensation: The Compensation Committee typically grants both equity and cash awards as part of the overall annual performance-based award package for each named executive officer. The Committee believes that deferred compensation in the form of equity-based awards provides long-term incentives that further the objectives of increasing stockholder value and retaining our senior management team. Given the Committee's objective of aligning compensation with increases in stockholder value, the Committee generally intends that the substantial majority of annual total compensation be equity-based, and grants of equity-based awards are, therefore, generally a larger portion of the variable Annual Performance-Based Incentive Compensation than cash bonuses. Furthermore, since the Committee believes the tenure and continuity of management is a strategic imperative to creating stockholder value over the long term, in granting annual equity awards, the Committee ensures that awards have a long-term focus, vest over multiple years and, for at least a majority of these equity awards, are also subject to pre-established performance targets.

Annual Performance-Based Incentive Compensation is awarded based on the results of the Compensation Committee's assessment of the individual named executive officer's contributions to the Company's short- and long-term performance, as well as the expected contribution of the named executive officer to our future performance. The Committee considers the relative mix of equity-based compensation awards against the performance-based cash compensation awarded to each named executive officer in any particular year. The Committee further considers each named executive officer's existing equity ownership, including the relative size and structure of historical grants and the portions of awards that are not yet vested. In addition, the Committee considers each named executive officer's position and performance, the cash and equity-based compensation levels of the Company and our individual named executive officers relative to our Peer Group, as well as the comparative levels of equity ownership of individual officers at such companies.

The Compensation Committee uses the Incentive Pool as the basis for determining all Annual Performance-Based Incentive Compensation, which includes all compensation other than base salaries and any perquisites, and is established as a percentage of Adjusted Economic net income. Economic net income and Economic earnings per share are used by our management and Board of Directors as our principal financial performance benchmarks, including as measures for aligning executive compensation with stockholder value. See our 2019 Annual Report on Form 10-K, under "Supplemental Financial Performance Measures," for further detail on the usage and calculation of Economic net income and Economic earnings per share, including a reconciliation to the most directly comparable GAAP measure.

Other Elements of Compensation: We provide a 401(k) Profit Sharing Plan for all employees and generally contribute a percentage of compensation to such plans. We also provide other benefits such as medical, dental and life insurance and disability coverage to all eligible employees.

Perquisites: We use only certain perquisite tools deemed appropriate by the Committee to meet the objectives of retaining key members of senior management and optimizing the use of their time and services to the Company. We do not provide tax reimbursements for any perquisite. Our Chief Executive Officer's perquisite compensation is the lowest of our Peer Group. Although perquisites have historically been less than 1% of our Chief Executive Officer's total compensation, and one of the lowest levels in our Peer Group, the Compensation Committee further reduced executive perquisites in performance year 2019.

2019 Long-Term Equity Alignment Award

In August of 2019, the Compensation Committee granted a one-time equity award to members of the senior management team, including our President and Chief Executive Officer and our Chief Financial Officer. The Long-Term Equity Alignment Awards grants were awarded following a period of succession and transition of roles at the Company that began in May of 2018, when the Company announced that Sean M. Healey, then Chairman and Chief Executive Officer, had been diagnosed with ALS, and the Board of Directors appointed Nathaniel Dalton, who had been with AMG for over 20 years, to succeed Mr. Healey as Chief Executive Officer, and Mr. Healey was appointed Executive Chairman. Mr. Dalton served as Chief Executive Officer for one year. In early 2019, as part of a multi-year succession plan transitioning to the next generation, the Board appointed Jay C. Horgen (formerly Chief Financial Officer) as President and Chief Executive Officer, and Mr. Horgen brought together a group of next generation management, including the recruitment of a new Chief Financial Officer Thomas M. Wojcik, to lead the Company going forward. The Board and Mr. Horgen continue to focus on developing and expanding the senior management team, to maintain a breadth and depth of talent that ensures that AMG is well-positioned to continue to refine and execute against its strategy.

Throughout these transitions, the Compensation Committee has focused on the levels of equity held by senior team members, and the duration of vesting of awards across the group, taking into account the multitude of new roles and positions, expected future contributions and stockholder feedback regarding perceived low levels of equity ownership among senior team members. In light of these developments and considerations, and following consultation with the Company's Compensation Consultant, the Committee designed a one-time equity award grant intended to align executives with stockholders over the long term, galvanizing the team around the goal of long-term shareholder value creation over an extended time horizon. The key features of this award, and the Committee's rationale, goals, engagement with stockholders and award terms are described below.

The process around the Long-Term Equity Alignment Award included direct engagement with the Company's stockholders, to explain the rationale for the grant, and to solicit their views on the structure of such one-time award and its potential impact on our compensation program, during which management and the Committee received the following feedback:

Comment #1	Special awards of this type should have long-term vesting and/or holding periods	• The deferred vesting periods of the Long-Term Equity Alignment Grant awards, coupled with the new Equity Holding Policy, require award recipients to remain at AMG and hold the shares for an extended period in order to realize value from the award—sales of the Alignment RSUs are restricted through August 2025 and sales of shares from the Alignment Options are restricted through August 2026
		• The deferral and holding periods were designed to ensure that the current team is incented to remain at AMG and is meaningfully aligned with stockholders for at least seven years — a period which enables the execution of the team's long-term growth strategy and the potential for creation of substantial shareholder value
Comment #2	The awards should have a performance condition that is designed to achieve the goals of the award (incenting business growth in alignment with stockholders)	• The Alignment RSUs and the Alignment Options are both subject to a ROE performance measure, which aligns management incentives with the strategic goals of both (i) earnings growth and (ii) effective stewardship of shareholder capital, over a long-term period
		• The effective stewardship of shareholder capital is a key component of AMG's growth strategy, as we seek to create long-term value for stockholders and generate earnings growth by investing in high-quality independent active managers, and allocating resources to areas of highest growth and return, and then returning capital to stockholders through share repurchases
		• The measurement periods for the ROE performance condition range from two to five years, to focus management over an extended period on producing long-term shareholder value
		• Design is consistent with the Compensation Committee's historic use of rigorous pre-established performance targets, with demonstrated impact — 2013 Long-Term Performance Equity Awards, representing $1.3 million in grant date fair value for Mr. Horgen, were forfeited in full on December 31, 2019 based on AMG's stock performance measured over a six-year period
Comment #3	Explain whether the award is one-time in nature and whether it will replace future annual compensation	• The award was a special, one-time grant, during a multi-year period of unique transition among the management team and in AMG's history, including the transition of leadership from AMG's founding generation of executives to a new leadership team — and was designed to accomplish specific alignment and retention goals
		• The Compensation Committee has not granted one-time awards of this type and magnitude before, and currently has no expectation of doing so again in the future
		• Partially replaced annual compensation in 2019, through the Committee's discretionary reduction of CEO Annual Performance-Based Incentive Compensation by approximately 23%, and is expected to replace a portion of Annual Performance-Based Incentive Compensation over at least three years
Comment #4	Explain how magnitude of the grant was determined	• Award amounts reflect a multiple of annual performance-based equity awards projected over the 7-year holding period
		• Partially replaced annual compensation in 2019, through the Committee's discretionary reduction of CEO Annual Performance-Based Incentive Compensation for 2019 by $2 million (approximately 23%), and is expected to replace a portion of Annual Performance-Based Incentive Compensation over at least three years
Comment #5	Explain how risk considerations factored into the award structure	• No portion of the award vests in the first two years from grant; a significant portion of the award is subject to five-year cliff vesting, coupled with an extended holding policy, avoiding incentives that might encourage inappropriate risk taking focused on short-term results
		• 100% of the awards are subject to performance conditions, with extended measurement periods ranging from two to five years, to focus management on producing long-term shareholder value
		• The awards are subject to AMG's clawback policy that allows, under certain circumstances, for the recoupment of the awards

2019 Long-Term Equity Alignment Award

Long-Term Equity Alignment Award

Award Rationale	Award Structure
Aligns executives with stockholders and galvanizes the team around the goal of long-term shareholder value creation over an extended time horizon of at least seven years	**Awards were a mix of Options and RSUs, 100% of which included a rigorous and transparent performance hurdle based on Return on Equity (ROE)**

Award Rationale

- One-time awards, at a time of unique transition among the management team, to accomplish specific alignment goals
- The Compensation Committee considered levels of equity held by senior team members, and the duration of vesting of awards across the group, taking into account the multitude of new roles and positions, expected future contributions, and stockholder feedback regarding perceived low levels of equity ownership among senior team members
- The Compensation Committee has not granted one-time awards of this type and magnitude before, and currently has no expectation of doing so again in the future
- Structure and notional levels of the grant took into account stockholder feedback that executives should hold more equity, to further align management exposure to and incentives with stockholder value creation
- Key goals of the grant were (i) stability in the next-generation senior management team and (ii) further alignment of management incentives with stockholders, using an award structure designed to:
  - galvanize the team around the goal of long-term shareholder value creation
  - lengthen the duration of existing equity incentives through the additional Equity Holding Policy
  - recognize and incent a broader group of next-generation executives
- Award is in keeping with AMG's pay-for-performance philosophy— if the team does not achieve results in the form of both a higher stock price and strong ROE results, awards will expire with little or no value
- Average ROE aligns management incentives with the strategic goals of both (i) growing earnings and (ii) effective stewardship of shareholder capital, over a long-term period
  - ROE targets were set based on historic and projected performance levels that incent management to control costs and deploy capital to maximize stockholder value creation
  - This metric is used by other financial services companies as an objective measure of management's effectiveness at using stockholder equity to generate earnings and to encourage responsible long-term planning
- CEO award amounts reflect approximately 7x current annual performance-based equity awards, mirroring the 7-year holding period
- Partially replaced annual compensation in 2019, through the Committee's discretionary reduction of CEO Annual Performance-Based Incentive Compensation for 2019 by approximately 23%, and is expected to replace a portion of Annual Performance-Based Incentive Compensation over at least three years

Award Structure

Restricted Stock Unit Component
- Ratable vesting through August 2023, in years 3, 4 and 5
- Each tranche is only delivered if a 12% Average ROE target is met; if target is not met, the tranche is forfeited

Option Award Component
- 5-year cliff vesting in August 2024
- Awards are subject to rigorous, transparent Average ROE performance targets over a 5-year performance period
  - If Average ROE is 16%, 100% of the award will vest
  - A ratable portion will vest if Average ROE is between 12% and 20%, for delivery of between 50% and, in the circumstance of exceptional performance, a maximum of 150% of the initial award
- Option structure creates a secondary performance condition — recipients only realize value from the awards if AMG's stock price increases from the grant date strike price of $74.49 per share

Equity Holding Policy
- Recipients are subject to additional restrictions on sales of AMG stock, for the remainder of their AMG service
  - No sales permitted by CEO unless vested, unrestricted shares held exceeds 2x Total Annual Compensation (inclusive of base salary and incentive awards)
  - Required level for other officers of 1x Total Annual Compensation
  - Alignment RSUs must be held for at least 6 years after grant (through 2025), and Alignment Option Shares must be held for 7 years after grant (through 2026)

Award Amounts
- $18.0 million for our CEO (40% Alignment Options and 60% Alignment RSUs; allocated options were limited by equity plan rules and would otherwise have constituted a majority of the allocation to the CEO)
- $5.6 million for our CFO (80% Alignment Options and 20% Alignment RSUs)

Market and Industry Comparison

The Compensation Committee believes that in order to retain and motivate key management team members, which is an important part of our compensation program philosophy, total compensation must be competitive relative to the market for the services of our named executive officers. The Compensation Committee used data derived from our Peer Group as one of a number of analytical tools and reference points to inform its decisions about overall compensation, compensation elements, optimum pay mix and the relative competitive landscape, including the Long-Term Equity Alignment Award granted in August 2019.

The Compensation Committee continuously reviews our Peer Group in order to ensure its ongoing relevance. In determining the Company's Peer Group on an annual basis, the Compensation Committee considers both industry and company-specific dynamics to identify the peers with which we compete for client assets, stockholders and talent. As a result, the Committee focuses on peers within the asset management industry, as well as financial services companies with significant asset management components to their businesses and does not, for example, include retail or investment banks, brokerage or custodian firms, or insurance companies. The Committee also evaluates the Peer Group to ensure that it reflects the Company's growth, overall changes in the asset management industry, and the business models, size and scope of our competitors.

Similar to prior years, the Compensation Committee reviewed our Peer Group for 2019 compensation comparisons, applying the following principles as a guide.

Exhibit 11

AMG Guiding Principles for Peer Selection	
Consider Industry	**Identify companies with a similar business model/philosophy**
	• Begin with direct 'pure-play' peers within the mono-line asset management industry; once mono-line asset manager peers are identified, select those that are most comparable
	• Extend search beyond mono-line asset managers to identify peers with operationally similar business models (i.e., financial services companies with a significant asset management component to their business)
	• Identify peers within the asset management industry managing assets in similar strategies and for similar client types
Consider Size and Scope	**Ensure companies are similar in strategic complexity, geographic focus, and financial scale**
	• Select asset managers across the S&P 400® and S&P 500® indices
	• Evaluate peers for comparability, primarily considering assets under management and fee revenue as the most relevant metrics
	• Select asset managers with global scale and international operations

These guiding principles reflect the Compensation Committee's focus on maintaining a Peer Group that remains relevant throughout the various stages of our growth and expansion, and that reflects current developments in the businesses of our peers. The Committee believes that success in the asset management industry, in particular, relies heavily on human talent, given the service-oriented and fee-based business model, as well as the modest capital requirements of asset management companies. This is in contrast to other financial services companies, such as banks, insurance, specialty finance, brokerage and custodian firms, and financial information technology companies, which also rely on balance sheet capital, scale of operations and physical infrastructure to drive revenue and profitability. Thus, the size of the businesses competing with us for human talent, as measured by assets or revenues, does not always correspond to their profitability. Further, the Committee recognizes that certain firms within the industries that we compete with for executive talent, such as private equity firms and certain asset managers, use compensation models that are distinct from other businesses when comparing pay as a factor of assets or financial results. As a result, in reviewing the Peer Group, the Compensation Committee does not specifically exclude direct competitors based on size alone.

Further, the Compensation Committee believes that, while some constituents look to revenue as determined under generally accepted accounting principles when comparing peer companies, our GAAP Revenue—which represented 45.1% of Aggregate fees in 2019—has inherent limitations in providing a full picture of the revenue-generating power of our business, and that Aggregate fees is the more appropriate measure for peer comparisons. Aggregate fees consists of the total asset and performance based fees earned by all of our Affiliates regardless of whether they are consolidated or accounted for under the equity method and is an operating measure used by management to evaluate the operating performance and material trends across our entire business. This is in contrast to the companies within our Peer Group, which do not have significant equity method subsidiaries and, therefore, their GAAP Revenue reflects substantially all of their asset and performance based fees.

In addition, the Compensation Committee recognizes that the companies within our Peer Group vary by business strategy (including those with substantial passive investment businesses versus actively managed investment strategies), product concentration (money market products versus return-oriented equity and/or alternative products), overall profitability and stockholder returns. The nature of the roles of executives also varies by firm. For example, our senior management team has developed a differentiated skill set and reputation to match our unique business model of pursuing long-term partnerships with outstanding boutique investment management firms. Therefore, while the Committee takes Peer Group comparisons into account, it also forms its own perspective on appropriate compensation levels, considering additional subjective factors.

The following Exhibit lists the companies in our Peer Group, which the Compensation Committee reviewed in determining 2019 compensation for our named executive officers. We believe this Peer Group is consistent with our guiding principles, and includes companies that we compete with for client assets, executive talent and capital providers, including stockholders. This list indicates the other companies in our Peer Group that are also S&P 500® or S&P MidCap 400® companies, which was one of the factors considered by the Compensation Committee in determining our Peer Group. The following Exhibit also lists the revenue of the companies in our Peer Group, along with our Aggregate fees for the reasons discussed above.

Prior to this year, our Peer Group included BlackRock, Inc. and did not include Ares Management Corporation or Janus Henderson Group plc. Our peer group was revised in 2019 to reflect companies with size and market capitalizations that are more in line with our own, and to include additional firms with significant assets under management in alternative strategies given that alternatives account for nearly 40% of AMG's earnings.

Exhibit 12

Peer Selection			
Company Name	FY19 Rev./Fees[1] ($ millions)	AUM[2] ($ billions)	Market Value[3] ($ millions)	S&P 500® or S&P MidCap 400® Member
Ameriprise	$ 12,967	$ 494	$ 21,105	✓
Invesco	6,117	1,226	8,161	✓
Franklin Resources	5,776	698	12,968	✓
T. Rowe Price	5,113	1,207	28,471	✓
AMG	**4,963**	**723**	**4,175**	**✓**
AB	3,518	623	8,024	—
Legg Mason	2,895	804	3,117	✓
Lazard	2,546	248	4,197	—
Janus Henderson	2,192	375	4,584	✓
Ares	1,765	149	4,095	—
Eaton Vance	1,729	518	5,283	✓
Median	**$ 3,518**	**$ 623**	**$ 5,283**	

(1) Revenue is as of December 31, 2019 (and is on an LTM basis for peers that do not report on a calendar year-end basis). For Eaton Vance, revenue is as of the twelve months ended January 31, 2020. For AMG, reflects Aggregate fees as reported in our Annual Report on Form 10-K for the year ended December 31, 2019. Aggregate fees is an operating measure that consists of the total asset- and performance-based fees earned by all of our consolidated and equity method Affiliates, and includes the aggregate fees of certain Affiliates in which we are repositioning our interests and that are not significant to our aggregate fees or our results of operations, as further described in our Annual Report on Form 10-K.

(2) AUM is as of December 31, 2019. For Eaton Vance, AUM is as of January 31, 2020. For Ameriprise, excludes wealth management, corporate and other AUM.

(3) Market value represents diluted market capitalization per FactSet as of December 31, 2019; AB market value is derived by using market value per FactSet and adjusting for ownership structure.

Compensation Governance Practices

Our Board of Directors is committed to maintaining responsible compensation practices, and believes that rewards for our senior leaders should be commensurate with the results they achieve for our stockholders. Our strong governance procedures and practices with respect to employment and compensation include the following:

- An annual Say-on-Pay vote

- No employment agreements with our Executive Chairman, our President and Chief Executive Officer, Chief Financial Officer, or our General Counsel

- No golden parachute change in control agreements with our executives

- The substantial majority of overall executive compensation is in the form of variable performance-based incentive awards, with base salary and other fixed compensation generally expected to form only a small portion of total compensation

- Total Annual Performance-Based Incentive Compensation of each named executive officer, including our Chief Executive Officer, is subject to an annual maximum payout equal to the lesser of a fixed dollar amount or a percentage of the Incentive Pool, as well as caps on the equity and cash components of the awards

- The majority of equity incentive awards are performance awards with delivery tied to the achievement of pre-established performance targets

- Modest perquisites and no tax reimbursements or gross-ups for any perquisites

- An insider trading policy that prohibits hedging of Company securities

- No pledging of Company securities by directors or officers

- No option re-pricing or buy-outs of underwater stock options

- No payment of dividends on equity awards before vesting—accrued dividends are only delivered following vesting and satisfaction of any performance conditions

- Equity ownership guidelines for our named executive officers and directors requiring long-term ownership of equity totaling a multiple of base salary or directors' fees

- A thorough risk assessment process, as described under "Risk Considerations in our Compensation Program" below

- Double-trigger vesting upon change in control for all awards

- Mitigation of the potential dilutive impact of equity awards through share repurchases

- A clawback policy that allows, under certain circumstances, for the recoupment of performance-based compensation from executive officers

Our Compensation Committee

The Compensation Committee oversees our general compensation policies, establishes and reviews the compensation plans and benefit programs applicable to our named executive officers, and administers our incentive plans.

The Compensation Committee currently consists of Messrs. Byrne, Ryan and Zeitlin, with Mr. Zeitlin serving as the Chair. The members of the Committee have significant experience in compensation matters from their service as directors, executive officers and/or advisors to various public and private companies, and the Committee members collectively have extensive experience with the Company and its compensation matters. The Committee's agenda and meeting calendar are determined by the Committee, with input as appropriate from our Executive Chairman, Mr. Healey, as well as our Chief Executive Officer, Mr. Horgen, who attend meetings at the request of the Committee to participate in discussions concerning the compensation of other members of executive management and the design of our incentive plans, but do not participate in discussions regarding their own compensation, which occur in executive sessions of the Committee. The Committee also invites Mr. Billings, General Counsel and Secretary, to attend certain meetings to discuss the design, implementation and administration of our incentive plans. The Committee has the sole authority to approve the compensation of our named executive officers and the performance goals related to such plans and programs.

The Compensation Committee regularly meets without management team members present. The Chair from time to time requests that all other non-executive directors meet with the Committee in executive sessions and otherwise regularly provides reports to the Board of Directors on compensation considerations. Our Compensation Consultant provides input and advice to the Compensation Committee, and to the Chair of the Committee in particular, at key points throughout the year.

Compensation Consultant

The Compensation Committee has engaged an independent outside executive Compensation Consultant, Thomas E. Shea & Associates, LLC, to assist the Committee with compensation matters, including reviewing Peer Group benchmarking information, and providing an independent analysis of how our executive and director compensation policies and practices compared to the companies in our Peer Group. Our Compensation Consultant also and advised on the Long-Term Equity Alignment Award granted in August of 2019, and provided market benchmarking and other information on one-time awards of this type. Our Compensation Consultant, which provides no other services to us, reported its findings directly to the Compensation Committee.

The independence of our Compensation Consultant has been evaluated in accordance with SEC rules, and it has been determined that its work does not raise any conflict of interest.

Severance and Potential Change in Control Compensation and Benefits

We do not have individual change in control agreements with any of our named executive officers or our directors, and possible changes in control are addressed through the acceleration of vesting of equity in specific circumstances.

Upon a change in control, outstanding equity awards vesting pursuant to our incentive plans would be accelerated for our named executive officers, as well as for our employees, provided there was also a termination of employment without cause or for good reason (i.e., a "double-trigger"). In the event of a change in control (assuming that the double-trigger has been met), as of 2019 year-end, awards held by our named executive officers would have accelerated as set forth below. The market value amounts in the table have been calculated using a share price of $84.74, which was the closing price of our common stock as of the last business day of 2019. No amount would have been payable as of 2019 year-end with respect to the 2013 Long-Term Performance Equity Awards, the 2016 Long-Term Growth Achievement Awards, the 2017 Long-Term Performance Achievement Awards, the 2018 Long-Term Performance Achievement Awards, the Alignment RSUs or the Alignment Options because such awards remained subject to performance-based vesting conditions as of such date.

Named Executive Officer	Accelerated Distribution under 2013 Stock Plan (# Shares)/Market Value
Jay C. Horgen	43,091/3,651,531
Sean M. Healey	71,038/6,019,760
Nathaniel Dalton	48,435/4,104,382
Thomas M. Wojcik	33,344/2,825,571
Hugh P. B. Cutler	9,309/788,845
David M. Billings	5,952/504,372

We do not have employment agreements with any of our named executive officers, with the exception of Hugh P. B. Cutler, our U.K.-based Head of Global Distribution who has entered into an employment agreement with our wholly owned subsidiary, Affiliated Managers Group Limited. In 2019, Mr. Cutler received an annual base salary of $400,000 (£313,840 using the closing spot rate on the date compensation was determined).

Each named executive officer is subject to restrictive covenants that prohibit them from competing with the Company or working for a competing business, and from soliciting certain of our employees, for up to two years following such officer's separation from the Company. Furthermore, each named executive officer is subject to restrictive covenants that prohibit them, for one year following such officer's separation from the Company, from soliciting persons or entities that were clients at the time of or in the two years immediately prior to his separation, or that were prospective clients in the year immediately prior to his separation.

Risk Considerations in our Compensation Program

The Compensation Committee has discussed the concept of risk as it relates to our compensation program with our management team and with our Compensation Consultant. The Compensation Committee does not believe the goals or the underlying philosophy of our compensation program encourage excessive or inappropriate risk-taking, or create risks that are reasonably likely to have a material adverse effect on the Company.

Throughout our compensation program, compensation is aligned with increases in stockholder value and long-term stockholder interests and, therefore, we believe our compensation arrangements do not encourage inappropriate risk-taking. The named executive officers' salaries are fixed in amount and typically account for approximately 10% or less of their Annual Total Direct Compensation. For 2019, all other Annual Total Direct Compensation (other than base salaries and perquisites) for named executive officers was determined using a performance-based incentive pool structure linked to specific financial performance metrics, and the total Annual Performance-Based Incentive Compensation of each named executive officer was subject to a maximum payout, which for our President and Chief Executive Officer was equal to the lesser of $17.5 million or 40% of the Incentive Pool. Our President and Chief Executive Officer's cash bonus was subject to an additional cap of $4.0 million, and his equity incentive awards were further capped at $13.5 million. The Compensation Committee also applied annual caps on Annual Performance-Based Incentive Compensation for our Executive Chairman and for our Chief Financial Officer at the lesser of $10.0 million or 20% of the Incentive Pool, and applied annual caps for our Head of Global Distribution and for our General Counsel at the lesser of $5.0 million or 10% of the Incentive Pool. Additionally, a substantial portion of executive compensation is in the form of equity incentive awards, a majority of which are subject to specific pre-established performance targets, which further aligns executives' interests with those of our stockholders. We believe that these awards do not encourage excessive or inappropriate risk-taking given that the value of the awards is tied to our performance, and the awards are subject to long-term vesting schedules to help ensure that executives have significant value tied to long-term performance. The Compensation Committee retains discretion in the final amount of awards of Annual Performance-Based Incentive Compensation, to ensure that the amounts and mix are appropriate. In addition, to further ensure the alignment of compensation with long-term performance, we have a clawback policy that allows for the recoupment of performance-based compensation from executive officers in the event of a material restatement of our financial results due to a material error within three years of the original reporting. In the event of such occurrence, the Board of Directors will review the facts and circumstances that led to the restatement and will take such actions as it deems necessary and appropriate (such as the possible recoupment of incentive compensation of an executive officer).

In connection with the Long-Term Equity Alignment Award granted in August of 2019, the Compensation Committee applied its risk assessment process and included specific design features to the award to avoiding creating incentives that might encourage inappropriate risk-taking. These features include extended vesting periods, with no awards vesting in the first two years from grant and a significant portion of the award is subject to five-year cliff vesting, to avoiding incentives that might encourage inappropriate risk-taking focused on short-term results. Further, both the Alignment RSUs and the Alignment Options are both subject to performance conditions based on average ROE, with extended measurement periods ranging from two to five years, to focus management on producing long-term shareholder value over an extended period. Recipients of the Long-Term Equity Alignment Award are subject to a new Equity Holding Policy that adds additional restrictions on sales of AMG shares for the remainder of their time at the Company, and includes specific holding periods on the Alignment RSUs of six years after grant (through 2025) and on the Alignment Option shares for seven years after grant (through 2026). The awards are also subject to the Company's clawback policy that allows, under certain circumstances, for the recoupment of the awards. These features of the awards discourage risk taking and ensure that executives have significant value tied to long term performance of the Company.

Pay Ratio

The total annual compensation of our President and Chief Executive Officer for 2019, as reported in the "Total" column of the Summary Compensation Table, was $24,197,628. The Annual Total Direct Compensation, which excludes the one-time Long-Term Equity Alignment Award granted in August of 2019, of our Chief Executive Officer for 2019, reported in the Supplemental Table, was $6,972,628. The total annual compensation of our median employee for 2019, calculated on the same basis as the Summary Compensation Table, was $160,697. The ratio of our Chief Executive Officer's total annual compensation for 2019 to our median employee's total annual compensation for 2019 was 151 to 1. Using our President and Chief Executive Officer's Annual Total Direct Compensation for 2019, the ratio of our Chief Executive Officer's total annual compensation for 2019 to our median employee's total annual compensation for 2019 was 43 to 1.

We selected our median employee by analyzing the compensation of each of our employees who were employed by the Company as of December 31, 2019, excluding our President and Chief Executive Officer, with each employee's compensation calculated by reference to their fixed cash compensation for the year ended December 31, 2019, derived from payroll and other company records. We established a new median employee for 2019, following the CEO transition that occurred during the year as well as the fact that the previous median employee departed the Company. We did not make any cost-of-living or other adjustments to these amounts, and did not exclude non-U.S. employees. We annualized total compensation for full-time employees that joined the company during 2019 or had an unpaid leave-of-absence during the year. For purposes of this analysis, we included all full- and part-time employees at the Company and at our subsidiaries where we control the compensation determinations for the subsidiary's employees.

We believe executive pay must be internally consistent and equitable to motivate our employees to create stockholder value. We are committed to internal pay equity, and the Compensation Committee monitors the relationship between the pay our executive officers receive and the pay our other employees receive.

Equity Grant Policy

We grant all equity awards, including stock options, under the terms of an equity grant policy. Pursuant to the policy, we generally grant equity awards to our named executive officers at regularly scheduled meetings of the Compensation Committee in January or February, and to directors at regularly scheduled meetings of the Compensation Committee in January or February and in July or August, although the Committee retains discretion to grant awards at other times during the year. If the date of a Committee approval of an equity grant falls within a regularly scheduled quarterly blackout period under our insider trading policy, the awards will not become effective and are not priced until the closing of the last day of the blackout period following the public release of our earnings results for the prior quarter and/or year, as applicable. In all other cases, the effective grant date of any equity awards will be the date of the relevant Committee meeting or written consent.

We do not have any program, plan or practice to time equity awards to employees or directors in coordination with the release of material non-public information. If the Compensation Committee is in possession of material non-public information, either favorable or unfavorable, when equity awards are made, the Compensation Committee will not take this information into consideration when determining award amounts.

Tax Deductibility of Compensation

The availability of tax deductions for cash and equity compensation is one of many factors that the Compensation Committee considers in designing a compensation program that is intended to attract and retain executive talent and to reward our named executive officers for their contributions to the success of the Company.

The Internal Revenue Code of 1986, as amended from time to time, under Section 162(m), generally disallows a tax deduction for compensation in excess of $1 million paid to any "covered employee" of a publicly held corporation (generally the corporation's chief executive officer, chief financial officer, and its next three most highly compensated executive officers, in the year that the compensation is paid). In implementing our compensation program for the 2019 fiscal year, the Compensation Committee considered, among other things, the ability to grant awards that may achieve a tax deduction, and the ability to grant awards that do not qualify for an exemption from deductibility or are limited as to tax deductibility. The Compensation Committee is committed to maintaining a compensation program and establishing compensation levels that take tax consequences into account, and will continue to consider these issues, while prioritizing a focus on attracting and retaining executive talent and aligning management incentives with long-term stockholder interests.

Compensation Committee Report

The Compensation Committee has reviewed and discussed this Compensation Discussion and Analysis with our management team. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors that this Compensation Discussion and Analysis be included in this Proxy Statement.

JIDE J. ZEITLIN, *Chair*
SAMUEL T. BYRNE
PATRICK T. RYAN

EXECUTIVE COMPENSATION TABLES

The following tables provide information regarding the compensation arrangements for the years indicated with respect to those individuals who served in the roles of Chief Executive Officer and Chief Financial Officer, and the Company's three other most highly compensated executive officers, during the fiscal year ended December 31, 2019, including Nathaniel Dalton, who served as the Company's Chief Executive Officer until May 2019 (collectively, the "named executive officers").

Equity awards granted in March 2020 in recognition of performance during fiscal year 2019 do not appear in the following Summary Compensation Table or the Grants of Plan-Based Awards table because SEC rules require equity awards to be reported in these tables in the fiscal year of grant, even where the awards are intended to compensate executives for performance in a prior year. We have created a supplemental table that reports equity awards in the year in which they were earned, to better demonstrate how we evaluate and compensate our named executive officers. For information on the equity awards granted in March 2020 in recognition of 2019 performance, please refer to the Supplemental Table—Annual Compensation Earned in Performance Year 2019 below, and the related discussion in the Compensation Discussion and Analysis. Further, for information on the Long-Term Equity Alignment Awards granted in August 2019 to our President and Chief Executive Officer and to our Chief Financial Officer, please refer to the Supplemental Table—2019 Long-Term Equity Alignment Awards.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	Stock Awards ($)	Stock Option Awards($)	All Other Compensation ($)(2)	Total ($)
Jay C. Horgen(3)	2019	648,718	2,000,000	14,224,000(4)	7,276,000(5)	48,910	24,197,628
President and Chief	2018	500,000	1,650,000	3,625,000(6)	—	45,685	5,820,685
Executive Officer	2017	500,000	1,850,000	4,200,000(7)	—	45,045	6,595,045
Sean M. Healey	2019	750,000	2,775,000	3,175,000(4)	—	42,604	6,742,604
Executive Chairman	2018	750,000	2,975,000	8,100,000(6)	—	263,279	12,088,279
	2017	750,000	3,600,000	9,335,000(7)	—	115,091	13,800,091
Nathaniel Dalton(3)	2019	750,000	1,000,000	4,500,000(4)	—	32,794	6,282,794
Senior Advisor	2018	650,641	2,000,000	4,850,000(6)	—	37,894	7,538,535
	2017	500,000	2,135,000	5,565,000(7)	—	31,554	8,231,554
Thomas M. Wojcik(8)	2019	346,795	800,000	4,470,680(8)	4,525,000(5)	24,404	10,166,879
Chief Financial Officer							
Hugh P. B. Cutler(9)	2019	400,000	600,000	1,200,000(4)	—	36,492	2,236,492
Executive Vice President and	2018	400,000	800,000	1,350,000(6)	—	34,979	2,584,979
Head of Global Distribution	2017	270,833	1,175,000	1,250,000(9)	—	26,252	2,722,085
David M. Billings	2019	400,000	1,100,000	600,000(4)	—	28,454	2,128,454
General Counsel and Secretary	2018	400,000	1,100,000	595,000(6)	—	33,554	2,128,554
	2017	400,000	1,265,000	800,000(7)	—	33,114	2,498,114

Supplemental Table—Annual Compensation Earned in Performance Year 2019

Name	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	Long-Term Deferred Equity Awards ($)(10)	Long-Term Performance Achievement Awards ($)(11)	All Other Compensation ($)(2)	Total Compensation Earned ($)
Jay C. Horgen(3)	648,718	2,000,000	1,710,000	2,565,000	48,910	6,972,628
Sean M. Healey	750,000	2,775,000	800,000	1,200,000	42,604	5,567,604
Nathaniel Dalton	750,000	1,000,000	—	—	32,794	1,782,794
Thomas M. Wojcik(8)	346,795	800,000	780,000	1,170,000	24,404	3,121,199
Hugh P. B. Cutler(9)	400,000	600,000	400,000	600,000	36,492	2,036,492
David M. Billings	400,000	1,100,000	180,000	270,000	28,454	1,978,454

Additional Supplemental Table—2019 Long-Term Equity Alignment Awards

Name	Alignment RSU Awards ($)(4)	Alignment Option Awards ($)(5)	Total Alignment Awards ($)
Jay C. Horgen	10,724,000	7,276,000	18,000,000
Thomas M. Wojcik	1,100,000	4,525,000	5,625,000

(1)   For 2019, these amounts represent performance-based cash bonuses awarded determined using the Incentive Pool, established by the Compensation Committee as a set percentage of Adjusted Economic net income. In determining the cash bonuses awarded from the Incentive Pool, the Compensation Committee considered a variety of factors, as more fully described in the Compensation Discussion and Analysis.

(2)   For 2019, all other compensation consisted of (i) contributions to a 401(k) profit sharing or similar pension plan in the amount of $32,057 on behalf of Mr. Cutler and $22,400 on behalf of each of Messrs. Horgen, Healey, Dalton, Wojcik and Billings, (ii) medical benefits and life and long-term disability insurance premiums with respect to each named executive officer and (iii) tax preparation services with respect to Mr. Horgen. The Company does not provide tax reimbursements for any perquisite.

(3)   Mr. Horgen became the Chief Executive Officer of the Company as of May 29, 2019 and his salary was increased to $750,000, and Mr. Dalton became Senior Advisor to the Company as of such date. Mr. Horgen previously served as the Company's Chief Financial Officer, and Mr. Dalton previously served as Chief Executive Officer.

(4)   Represents the aggregate grant date fair value (computed in accordance with FASB ASC Topic 718) of the following equity incentive awards consisting of restricted stock units granted under the 2013 Stock Incentive Award Plan (as amended, the "2013 Stock Plan"): (i) 2018 Long-Term Deferred Equity Awards granted in February 2019 in recognition of performance in 2018 to Messrs. Horgen, Healey, Dalton, Cutler and Billings with grant date fair values of $1,400,000, $1,905,000, $1,800,000, $480,000 and $240,000, respectively, (ii) 2018 Long-Term Performance Achievement Awards granted in February 2019 in recognition of performance in 2018 to Messrs. Horgen, Healey, Dalton, Cutler and Billings with grant date fair values of $2,100,000, $1,270,000, $2,700,000, $720,000 and $360,000, respectively, and (iii) Alignment RSUs granted in August 2019 to Messrs. Horgen and Wojcik with grant date fair values of $10,724,000 and $1,100,000, respectively. The portions of the 2018 Long-Term Performance Achievement Awards that will be eligible to vest will be determined based on the Company's level of achievement measured against pre-established performance targets measuring the Company's Average Return on Equity, defined as the annual average of the Company's Economic net income (calculated on a pre-compensation basis) over a three-year measurement period ending on December 31, 2021, divided by the quarterly average of the Company's Total stockholder's equity, controlling interest (excluding accumulated other comprehensive income) over such period, reflected as a percentage. If Average Return on Equity is below 12% for the measurement period, no shares underlying the initial award will be issued and distributed. If Average Return on Equity is between 12% and 22% for the measurement period, a ratable portion between 25% and up to a maximum of 175% of the shares underlying the initial award issued will be issued and distributed, with 100% of the shares underlying the initial award issued and distributed if a mid-point of 17% Average Return on Equity is achieved. The Alignment RSUs are divided into three equal tranches vesting on August 15, 2021, 2022 and 2023, respectively (subject to the grantee being employed by the Company on such date (and with certain limited exceptions in the case of death, disability or certain terminations of employment in connection with a change in control) and the grantee's compliance with the Company's Equity Holding Policy); however, the number of shares of common stock of the Company underlying each tranche that may be issued and distributed for each restricted stock unit will be determined based on the Company's level of achievement measured against pre-established performance targets measuring Average Return on Equity, defined as the annual average of the Company's Economic net income (calculated on a pre-compensation basis) over the applicable three-, four- or five-year measurement period ending on December 31, 2020, 2021 or 2022, respectively, divided by the quarterly average of the Company's Total stockholder's equity, controlling interest (excluding accumulated other comprehensive income and impairments recorded subsequent to the grant date) over the applicable measurement period, reflected as a percentage. For each tranche, if Average Return on Equity is below 12% for the applicable measurement period, no shares underlying such tranche will be issued and distributed, and if Average Return on Equity is 12% or above for the applicable measurement period, 100% of the shares underlying the tranche will be issued and distributed. The grant date fair value of the Alignment RSUs assumes that the target level Average Return on Equity will be achieved. For details on the assumptions made in the valuation of these and the other awards described herein, see the Company's 2019 Annual Report on Form 10-K, under "Critical Accounting Estimates and Judgments—Share-Based Compensation and Affiliate Equity" and the "Share-Based Compensation" note to the Consolidated Financial Statements included therein.

(5) Represents the aggregate grant date fair value (computed in accordance with FASB ASC Topic 718 and assuming the mid-point level of performance will be achieved) of the Alignment Options (together with the Alignment RSUs, the "Alignment Awards") consisting of stock options granted under the 2011 Stock Option and Incentive Plan (the "2011 Option Plan") in August 2019. The Alignment Options vest in full on August 15, 2024 (subject to the grantee being employed by the Company on such date (and with certain limited exceptions in the case of death, disability or certain terminations of employment in connection with a change in control) and the grantee's compliance with the Company's Equity Holding Policy); however, the number of shares of common stock of the Company underlying each stock option award that may become exercisable following vesting will be determined based on the Company's level of achievement measured against pre-established performance targets measuring Average Return on Equity over a five-year performance period ending on December 31, 2023. If Average Return on Equity is between 12% and 20% or above for the measurement period, a ratable portion between 50% and up to a maximum of 150% of the shares underlying the initial award will be eligible for exercise, with 100% of the shares underlying the initial award becoming eligible for exercise if a mid-point of 16% Average Return on Equity is achieved for the measurement period. If Average Return on Equity is equal to or less than 12% for the measurement period, 50% of the shares underlying the initial award will be eligible for exercise. Any portion of the award that will not be delivered following the five-year performance period will be forfeited. The grant date fair value of the Alignment Options was determined using the Black-Scholes option pricing model, and assumes that the mid-point level of Average Return on Equity will be achieved.

(6) Represents the aggregate grant date fair value (computed in accordance with FASB ASC Topic 718) of the following equity incentive awards consisting of restricted stock units granted under the 2013 Stock Plan in January 2018 in recognition of performance in 2017: (i) 2017 Long-Term Deferred Equity Awards granted to Messrs. Horgen, Healey, Dalton, Cutler and Billings with grant date fair values of $1,450,000, $3,200,000, $1,925,000, $540,000 and $240,000, respectively, and (ii) 2017 Long-Term Performance Achievement Awards granted to Messrs. Horgen, Healey, Dalton, Cutler and Billings with grant date fair values of $2,175,000, $4,900,000, $2,925,000, $810,000 and $355,000, respectively. The portions of the 2017 Long-Term Performance Achievement Awards that will be eligible to vest will be based on the Company's level of achievement measured against pre-established performance targets measuring Average Return on Equity, defined as the annual average of the Company's Economic net income (calculated on a pre-compensation basis) over a three-year measurement period ending on December 31, 2020, divided by the quarterly average of the Company's Total stockholder's equity, controlling interest (excluding accumulated other comprehensive income) over such period, reflected as a percentage. If Average Return on Equity is below 14% for the measurement period, no shares underlying the initial award will be issued and distributed. If Average Return on Equity is between 14% and 22% for the measurement period, a ratable portion between 20% and up to a maximum of 180% of the shares underlying the initial award will be issued and distributed, with 100% of the shares underlying the initial award issued and distributed if a mid-point of 18% Average Return on Equity is achieved. The grant date fair value of the 2017 Long-Term Performance Achievement Awards assumes that the mid-point level of Average Return on Equity will be achieved.

(7) Represents the aggregate grant date fair value (computed in accordance with FASB ASC Topic 718) of the following equity incentive awards consisting of restricted stock units granted under the 2013 Stock Plan in January 2017 in recognition of performance in 2016: (i) 2016 Long-Term Deferred Equity Awards granted to Messrs. Horgen, Healey, Dalton and Billings with grant date fair values of $2,700,000, $6,060,000, $3,615,000 and $515,000, respectively, and (ii) 2016 Long-Term Growth Achievement Awards granted to Messrs. Horgen, Healey, Dalton and Billings with grant date fair values (assuming the highest level of performance will be achieved) of $1,500,000, $3,275,000, $1,950,000 and $285,000, respectively. The portions of the 2016 Long-Term Growth Achievement Awards that will be eligible to vest will be based on growth rates of the Company's Economic earnings per share, as compared to a base amount of $11.85 per share, over three-, four- and five-year measurement periods ending on December 31, 2019, 2020 and 2021, respectively, measured against primary and secondary performance targets, provided that such targets increase by 2.5% for each subsequent measurement period if no performance targets are met in the prior measurement period. If neither the primary nor the secondary performance target is achieved in a given measurement period, but the growth rate of the Company's Adjusted Economic earnings per share for the applicable measurement period meets or exceeds the median of the growth rate of earnings per share of the Company's Peer Group for such period, 50% of the total shares underlying the initial award will be issued and distributed, up to a maximum of 100% of the number of shares underlying the initial award.

(8) Mr. Wojcik joined the company in April 2019 and, therefore, no compensation is included in the tables for years prior to 2019. In May 2019, Mr. Wojcik received a one-time make-whole award of restricted stock units granted under the 2013 Stock Plan in connection with the commencement of his employment, with a grant date fair value (computed in accordance with FASB ASC Topic 718) of $3,370,680, 7% of which vested on May 23, 2019, with the remainder vesting in three equal installments on each of January 1, 2020, 2021 and 2022, subject to continued employment through each vesting date (with certain limited exceptions in the case of death, disability or certain terminations of employment, including in connection with a change in control). This one-time make-whole award is included in the Summary Compensation Table, but not in either of the Supplemental Tables.

(9)   As an employee of our wholly owned subsidiary, Affiliated Managers Group Limited (FSA Reference Number 506689), Mr. Cutler's compensation is denominated in U.S. dollars and paid in British pounds, based on the closing spot rate on the applicable date compensation is determined. The stock awards granted to Mr. Cutler in 2017 upon the commencement of his employment represent the following: (i) an award of restricted stock units with a grant date fair value (computed in accordance with FASB ASC Topic 718) of $250,000, which vested in full on March 1, 2017, and (ii) an award of restricted stock units with a grant date fair value (computed in accordance with FASB ASC Topic 718) of $1,000,000, vesting in four equal annual installments on each of December 31, 2017 and January 1, 2019, 2020 and 2021, subject to continued employment through each vesting date (with certain limited exceptions in the case of death, disability or certain terminations of employment in connection with a change in control).

(10)   Represents the aggregate grant date fair value (computed in accordance with FASB ASC Topic 718) of the 2019 Long-Term Deferred Equity Awards consisting of restricted stock units granted under the 2013 Stock Plan in March 2020 in recognition of performance in 2019. These awards will vest in four equal installments on January 1, 2021, 2022, 2023 and 2024, in accordance with the same conditions as the 2017 Long-Term Deferred Equity Awards described in footnote (4) above.

(11)   Represents the aggregate grant date fair value (computed in accordance with FASB ASC Topic 718) of the 2019 Long-Term Performance Achievement Awards consisting of restricted stock units granted under the 2013 Stock Plan in March 2020 in recognition of performance in 2019. These awards vest on January 1, 2023, in accordance with the same conditions as the 2017 Long-Term Deferred Equity Awards described in footnote (4) above. The portions of the 2019 Long-Term Performance Achievement Awards that will be eligible to vest will be determined based on the Company's level of achievement measured against pre-established performance targets measuring the Company's Average Return on Equity, defined as the annual average of the Company's Economic net income (calculated on a pre-compensation basis) over a three-year measurement period ending on December 31, 2022, divided by the quarterly average of the Company's Total stockholder's equity, controlling interest (excluding accumulated other comprehensive income and impairments recorded subsequent to the grant date) over such period, reflected as a percentage. If Average Return on Equity is below 12% for the measurement period, no shares underlying the initial award will be issued and distributed. If Average Return on Equity is between 12% and 22% for the measurement period, a ratable portion between 50% and up to a maximum of 175% of the shares underlying the initial award issued will be issued and distributed, with 100% of the shares underlying the initial award issued and distributed if a mid-point of 16% Average Return on Equity is achieved. The grant date fair value of the 2019 Long-Term Performance Achievement Awards assumes that the mid-point level of Average Return on Equity will be achieved.

Grants of Plan-Based Awards in Fiscal Year 2019

Name	Grant Date	Date of Committee Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	
Jay C. Horgen	1/22/2020	—	—	2,000,0000	—	—	—	—	—
	8/15/2019(2)	—	—	—	—	—	143,966	—	10,724,000
	8/15/2019(3)	—	—	—	—	—	400,000	600,000	7,276,000
	2/5/2019(4)	1/27/2019	—	—	—	—	12,725	—	1,400,000
	2/5/2019(5)	1/27/2019	—	—	—	—	19,087	33,402	2,100,000
Sean M. Healey	1/22/2020	—	—	2,2775,000	—	—	—	—	—
	2/5/2019(4)	1/27/2019	—	—	—	—	17,315	—	1,905,000
	2/5/2019(5)	1/27/2019	—	—	—	—	11,543	20,200	1,270,000
Nathaniel Dalton	1/22/2020	—	—	1,000,000	—	—	—	—	—
	2/5/2019(4)	1/27/2019	—	—	—	—	16,361	—	1,800,000
	2/5/2019(5)	1/27/2019	—	—	—	—	24,541	42,947	2,700,000
Thomas M. Wojcik	1/22/2020	—	—	800,000	—	—	—	—	—
	8/15/2019(2)	—	—	—	—	—	14,767	—	1,100,000
	8/15/2019(3)	—	—	—	—	—	248,763	373,145	4,525,000
	5/7/2019(6)	4/27/2019	—	—	—	—	35,824	—	3,370,680
Hugh P. B. Cutler	1/22/2020	—	—	600,000	—	—	—	—	—
	2/5/2019(4)	1/27/2019	—	—	—	—	4,363	—	480,000
	2/5/2019(5)	1/27/2019	—	—	—	—	6,544	11,452	720,000
David M. Billings	1/22/2020	—	—	1,100,000	—	—	—	—	—
	2/5/2019(4)	1/27/2019	—	—	—	—	2,181	—	240,000
	2/5/2019(5)	1/27/2019	—	—	—	—	3,272	5,726	360,000

(1) Represents performance-based cash bonuses awarded to each named executive officer in recognition of performance in 2019. See footnote (1) to the Summary Compensation Table for additional details regarding these awards.

(2) Represents Alignment RSUs granted in August 2019 under the 2013 Stock Plan, divided into three equal tranches vesting on August 15, 2021, 2022 and 2023, respectively (subject to the grantee being employed by the Company on such date (and with certain limited exceptions in the case of death, disability or certain terminations of employment in connection with a change in control) and the grantee's compliance with the Company's Equity Holding Policy). The number of shares of common stock of the Company underlying each tranche that may be issued and distributed for each restricted stock unit is based on the Company's level of achievement measured against pre-established performance targets measuring the Company's Average Return on Equity for each tranche over the applicable three-year measurement period ending on December 31, 2020, 2021 or 2022, respectively. The grant date fair value has been computed in accordance with FASB ASC Topic 718, and assumes that the target level of Average Return on Equity will be achieved.

(3) Represents Alignment Options granted in August 2019 under the 2011 Option Plan, vesting in full on August 15, 2024 (subject to continued employment through the vesting date (with certain limited exceptions in the case of death, disability or certain terminations of employment in connection with a change in control) and the grantee's compliance with the Company's Equity Holding Policy). The number of shares of common stock of the Company underlying each stock option award that may become exercisable is based on the Company's level of achievement measured against pre-established performance targets measuring the Company's Average Return on Equity for a five-year measurement period ending on December 31, 2023. The grant date fair value was determined using the Black-Scholes option pricing model, and assumes the mid-point level of Average Return on Equity will be achieved.

(4) Represents 2018 Long-Term Deferred Equity Awards granted in February 2019 under the 2013 Stock Plan in recognition of performance in 2018, vesting in four equal installments on January 1, 2020, 2021, 2022 and 2023, subject to continued employment through each vesting date (with certain limited exceptions in the case of death, disability or certain terminations of employment in connection with a change in control). The grant date fair value has been computed in accordance with FASB ASC Topic 718.

(5) Represents 2018 Long-Term Performance Achievement Awards granted in February 2019 under the 2013 Stock Plan in recognition of performance in 2018, vesting in full on January 1, 2022, subject to continued employment through the vesting date (with certain limited exceptions in the case of death, disability or certain terminations of employment in connection with a change in control). The number of shares of common stock of the Company underlying each award that may be issued and distributed for each restricted stock unit is based on the Company's level of achievement measured against pre-established performance targets measuring the Company's Average Return on Equity over a three-year measurement period ending on December 31, 2021. The grant date fair value has been computed in accordance with FASB ASC Topic 718, and assumes that the mid-point level of Average Return on Equity will be achieved.

(6) Represents an equity incentive award of restricted stock units granted in May 2019 under the 2013 Stock Plan to Mr. Wojcik in connection with the commencement of his employment with the Company, 2,480 units of which vested on May 23, 2019, with the remainder vesting in three equal installments on each of January 1, 2020, 2021 and 2022. The grant date fair value has been computed in accordance with FASB ASC Topic 718.

Outstanding Equity Awards at 2019 Fiscal Year-End

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)(3)	Market or Payout Value of Shares of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares of Stock That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market Value of Unearned Shares of Stock That Have Not Vested ($)
Jay C. Horgen...............	41,131	—	122.40	2/3/2023	43,091	3,651,531	192,588	16,319,907
	—	400,000	74.49	8/15/2026				
Sean M. Healey...........	91,902	—	122.40	2/3/2023	71,038	6,019,760	105,550	8,944,307
Nathaniel Dalton	53,985	—	122.40	2/3/2023	48,435	4,104,382	80,980	6,862,245
Thomas M. Wojcik	—	248,763	74.49	8/15/2026	33,344	2,825,571	14,767	1,251,356
Hugh P. B. Cutler........	—	—	—	—	9,309	788,845	10,530	892,312
David M. Billings........	8,098	—	122.40	2/3/2023	5,952	504,372	6,890	583,859

(1) Represents awards of performance-based options granted under the 2011 Option Plan on February 3, 2016 that vested on January 1, 2019, and for which the performance conditions were subsequently satisfied in full. See the Executive Compensation Tables in our Proxy Statement for the 2019 Annual Meeting of Stockholders for additional details regarding these awards and relevant performance conditions.

(2) Represents Alignment Options granted under the 2011 Option Plan on August 15, 2019 that vest on August 15, 2024, the exercise of which is subject to the achievement of applicable performance conditions. The number of option shares presented above assumes that the mid-point level of Average Return on Equity will be achieved. See the Summary Compensation Table for additional details regarding these awards and relevant performance conditions.

(3) Represents the following awards of restricted stock units granted under the 2013 Stock Plan: (i) 2018 Long-Term Deferred Equity Awards granted in February 2019, vesting in four equal installments on January 2020, 2021, 2022 and 2023, (ii) 2017 Long-Term Deferred Equity Awards granted in January 2018, vesting in four equal installments on January 1, 2019, 2020, 2021 and 2022, (iii) 2016 Long-Term Deferred Equity Awards granted in January 2017, vesting in four equal installments on December 31, 2017 and January 1, 2019, 2020 and 2021, (iv) 2015 Long-Term Deferred Equity Awards granted in February 2016, vesting in four equal installments on January 1 and December 31, 2017 and January 1, 2019 and 2020, (v) equity incentive awards granted in December 2013 (a portion of the 2013 Long-Term Deferred Equity Awards), vesting in four equal installments on December 31, 2017 and January 2, 2019, 2020 and 2021, (vi) for Mr. Cutler, includes an award granted in March 2017 upon the commencement of his employment with the Company, vesting in four equal installments on December 31, 2017 and January 1, 2019, 2020 and 2021, and (vii) for Mr. Wojcik, includes an award granted in May 2019 in connection with the commencement of his employment with the Company, a portion of which vested in May 2019, with the remaining portion vesting in three equal installments on January 1, 2020, 2021 and 2022. See the Summary Compensation Table for additional details. For each award set forth above, vesting is subject to continued employment through each vesting date (with certain limited exceptions in the case of death, disability or certain terminations of employment in connection with a change in control). These awards participate in cash dividends declared by the Company, the payment of which is deferred until delivery of the shares and is forfeited if the requisite service period or any performance conditions are not satisfied.

(4) Represents the following awards of restricted stock units granted under the 2013 Stock Plan: (i) Alignment RSUs, divided into three equal tranches vesting on August 15, 2021, 2022 and 2023, respectively, with the portion of each tranche eligible to vest determined based on the Company's Average Return on Equity during the applicable three-year measurement period ending December 31, 2020, 2021 or 2022, respectively, measured against pre-established performance targets, (ii) 2018 Long-Term Performance Achievement Awards, vesting in full on January 1, 2022, with the portion of such awards eligible to vest determined based on the Company's Average Return on Equity during the three-year measurement period ending on December 31, 2021, measured against pre-established performance targets, (iii) 2017 Long-Term Performance Achievement Awards, vesting in full on January 1, 2021, with the portion of such awards eligible to vest determined based on the Company's Average Return on Equity during the three-year measurement period ending on December 31, 2020, measured against pre-established performance targets, (iv) 2016 Long-Term Growth Achievement Awards, vesting in full on January 1, 2020, with the portion of such awards eligible to vest determined based on growth rates of the Company's Economic earnings per share over three-, four- and five-year measurement periods ending on December 31, 2019, 2020 and 2021, respectively, measured against

primary and secondary pre-established performance targets, and (v) 2013 Long-Term Performance Equity Awards divided into three equal tranches, with the number of shares of stock to be issued and distributed for each restricted stock unit granted in each tranche to become distributable only if the Company's stock price reaches performance hurdles of 15%, 25% and 35%, respectively, above the closing price of the Company's common stock on the grant date. The stock price appreciation hurdles for the 2013 Long-Term Performance Equity Awards may be met at any time during the award term, but shares in any tranche will be earned and distributable only on the earliest distribution date (January 2, 2018, 2019 or 2020) upon which each of the following requirements has been satisfied with respect to such tranche: (a) the shares have become time-vested (each tranche vested in four equal annual installments on each of January 2, 2015, 2016, 2017 and 2018), (b) the applicable stock price appreciation hurdle has been met for 30 consecutive trading days, and (c) the closing price of the Company's common stock on the applicable distribution date meets the 15% stock price appreciation hurdle. As of December 31, 2019, the achievement of the relative performance targets for the Alignment RSUs, the 2018 Long-Term Performance Achievement Awards, the 2017 Long-Term Performance Achievement Awards and the 2016 Long-Term Growth Achievement Awards had not yet been determined, and none of the stock price appreciation hurdles for the 2013 Long-Term Performance Equity Awards had been met. These awards participate in cash dividends declared by the Company, the payment of which is deferred until delivery of the shares and is forfeited if the requisite service period or any performance conditions are not satisfied. See the Summary Compensation Table for additional details regarding the Alignment RSUs, the 2018 Long-Term Performance Achievement Awards, the 2017 Long-Term Performance Achievement Awards and the 2016 Long-Term Growth Achievement Awards and relevant performance conditions. For purposes of calculating the number and market value of unearned shares of stock that have not yet vested in the above table, consistent with the grant date fair value determinations, the calculations assume that (i) the maximum number of awards are delivered for the Alignment RSUs and the 2016 Long-Term Growth Achievement Awards and (ii) the midpoint performance level is achieved for the 2018 Long-Term Performance Achievement Awards and 2017 Long-Term Performance Achievement Awards. The hurdles for the 2013 Long-Term Performance Equity Awards remained unsatisfied on the final measurement date of January 2, 2020, and, in accordance with the terms of the awards, the awards were forfeited in full as of such date and, accordingly, no amounts are included in the above table for the market value of unearned shares of stock in the above table.

Option Exercises and Stock Vested in Fiscal Year 2019

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
Jay C. Horgen	—	—	24,561	2,397,232
Sean M. Healey	—	—	47,723	4,653,525
Nathaniel Dalton	—	—	28,494	2,778,445
Thomas M. Wojcik	—	—	2,480	218,810
Hugh P. B. Cutler	—	—	2,141	208,619
David M. Billings	—	—	2,967	289,104

(1) Reflects the portions vested in 2019 of the following awards of restricted stock units granted under the 2013 Stock Plan: (i) 2017 Long-Term Deferred Equity Awards granted in January 2018, (ii) 2016 Long-Term Deferred Equity Awards granted in January 2017, (iii) 2015 Long-Term Deferred Equity Awards granted in February 2016, (iv) 2014 Long-Term Growth Achievement Awards granted in January 2015, (v) 2014 Long-Term Deferred Equity Awards granted in January 2015, (vi) long-term restricted equity incentive awards granted in December 2013 (a portion of the 2013 Long-Term Deferred Equity Awards). For Messrs. Cutler and Wojcik, also includes the portions vested in 2019 of awards of restricted stock units granted in March 2017 and May 2019, respectively, in connection with their commencement of employment with the Company.

(2) Represents the value of the portions vested in 2019 of each of the awards listed in footnote (1) above, determined as of the date of vesting.

Director Compensation

At the request of the Compensation Committee, our Compensation Consultant regularly provides a review of director compensation in the broad peer universe and in our Peer Group. This analysis includes data on total compensation for directors at such peer companies, as well as on the individual components of that compensation, such as annual retainers, meeting fees and equity awards. Our Compensation Consultant also provides comparative data from time to time on compensation by board position (such as committee chairs and lead directors) and information on the nature of the service of particular directors in their various capacities (e.g., lead directors) at such companies. Our Compensation Consultant also provides information from time to time to the Compensation Committee on trends in director compensation.

In determining current compensation levels for the Company's directors, the Compensation Committee's objective is that compensation be set at or near the median in comparison to directors at public companies within our Peer Group, while equity compensation linked to stockholder value be higher on a relative basis, and this is reflected in the compensation earned by our directors in 2019. The annual fee for service by non-executive directors is $80,000. Directors do not receive quarterly meeting fees. Committee fees are as follows: members of the Audit Committee receive an annual fee of $20,000, with the Chair receiving an annual fee of $35,000; members of the Compensation Committee receive an annual fee of $17,000, with the Chair receiving an annual fee of $20,000; and members of the Nominating and Governance Committee receive an annual fee of $13,000, with the Chair receiving an annual fee of $15,000. The Chair of each Committee receives the annual Chair fee in lieu of the Committee fee. In addition, the Lead Independent Director receives a fee of $100,000 for his active role as principal liaison with management of the Company and for his services as the principal contact on our Board of Directors for our stockholders and other interested parties. All directors of the Company are provided information technology and support by the Company and are reimbursed for travel expenses incurred in attending meetings of the Board of Directors and its committees, as well as Board-related activities.

Directors are also granted deferred equity awards, on a semi-annual basis in January or February and in July or August, under the Deferred Compensation Plan, in an aggregate amount of $80,000, vesting in 25% increments over four years. The directors may determine how these awards are invested, and, to date, they have elected to invest all awards in the stock unit fund under the Deferred Compensation Plan. The number of stock units subject to each award is determined based on the fair market value of the Company's common stock on the grant date, with each stock unit representing one share of the Company's common stock. These awards participate in cash dividends declared by the Company, with such cash dividends invested in the stock unit fund until shares subject to the awards are vested and delivered. Cash dividends are forfeited if the applicable vesting conditions are not satisfied. Directors also receive semi-annual stock option grants in January or February and in July or August, with an aggregate annual grant date Black-Scholes value of $120,000. Each of these awards is subject to vesting, in 25% increments over four years. This vesting period is longer than the one-to-three year vesting schedules employed by companies in our Peer Group and across the market more generally.

Equity grant determinations for directors are made consistent with the Compensation Committee's philosophy that compensation should be directly linked to increases in stockholder value. Reflective of that commitment, our Compensation Committee revised the Director compensation program to provide for 100% of all compensation paid to non-executive directors to be in the form of equity awards with deferred vesting, including all annual and committee fees, beginning in the second quarter of 2020.

Director Compensation in Fiscal Year 2019

The following table sets forth information regarding the compensation earned by the Company's non-executive directors in 2019. For compensation information with respect to Messrs. Horgen, Healey and Dalton, and their services as President and Chief Executive Officer, Executive Chairman, and Senior Advisor of the Company, respectively, please see the Summary Compensation Table and other accompanying compensation tables. Messrs. Horgen, Healey and Dalton receive no additional compensation for their services as directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Samuel T. Byrne	155,500	80,053	120,013	—	355,556
Dwight D. Churchill	115,000	80,053	120,013	—	315,066
Glenn Earle	100,000	80,053	120,013	—	300,066
Niall Ferguson	93,000	80,053	120,013	—	293,066
Tracy P. Palandjian	113,000	80,053	120,013	—	313,066
Patrick T. Ryan	201,500	80,053	120,013	—	401,566
Jide J. Zeitlin	120,000	80,053	120,013	—	320,066
Karen L. Yerburgh	80,000	80,053	120,013	—	280,066

(1) On February 5, 2019 and July 30, 2019, the Company granted awards to each non-executive director then serving on our Board of Directors (in each case, vesting 25% on each of January 1, 2020, 2021, 2022 and 2023). The grant date fair value of each award granted on February 5, 2019 and July 30, 2019, computed in accordance with FASB ASC Topic 718, is $40,047 and $40,006, respectively. As of December 31, 2019, the aggregate unvested portion of awards made under the Deferred Compensation Plan (measured in shares of common stock) was as follows: Mr. Byrne: 1,554; Mr. Churchill: 1,554; Mr. Earle: 1,554; Mr. Ferguson: 1,554; Ms. Palandjian: 1,554; Mr. Ryan: 1,554; Ms. Yerburgh: 1,161; and Mr. Zeitlin: 1,554.

(2) On February 5, 2019 and July 30, 2019, the Company granted 1,787 and 2,661 stock options, respectively, to each non-executive director then serving on our Board of Directors (in each case, vesting 25% on each of January 1, 2020, 2021, 2022 and 2023). The grant date fair value of the stock options granted on February 5, 2019 and July 30, 2019, computed in accordance with FASB ASC Topic 718, is $60,007 and $60,006, respectively. As of December 31, 2019, the number of shares of common stock subject to stock options held by each director was as follows: Mr. Byrne: 17,436; Mr. Churchill: 17,436 Mr. Earle: 14,404; Mr. Ferguson: 16,557; Ms. Palandjian: 17,436; Mr. Ryan: 17,436; Ms. Yerburgh: 6,917; and Mr. Zeitlin: 17,436.

Equity Compensation Plan Information

The following table sets forth information regarding the securities authorized for issuance under our equity compensation plans as of December 31, 2019:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders(1)	2,276,952	85.58	520,436
Equity compensation plans not approved by stockholders(2)	0	0.00	30
Total	2,276,952	85.58	520,466

(1) Consists of the 2011 Option Plan and the 2013 Stock Plan.

(2) Consists of the Amended and Restated 2002 Stock Option and Incentive Plan (the "2002 Equity Plan"). The 30 shares available for issuance under this plan may be issued pursuant to stock option awards, deferred stock awards, restricted stock awards, unrestricted stock awards, restricted stock unit awards, performance share awards or dividend equivalent rights.

PROPOSAL 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are again providing for a non-binding, advisory vote for stockholders to approve the compensation of our named executive officers, as disclosed in this Proxy Statement, pursuant to Item 402 of Regulation S-K. The Board of Directors has determined to hold an advisory vote on our named executive officers' compensation annually, consistent with the outcome of the advisory vote of our stockholders at our 2017 Annual Meeting of Stockholders.

While this vote is advisory and not binding on the Company, the Board of Directors and the Compensation Committee value the views of our stockholders, and will continue to consider, among other factors, the outcome of the vote when making future compensation decisions for our named executive officers.

In considering your vote on the compensation of our named executive officers, please review the Compensation Discussion and Analysis beginning on page 29 of this Proxy Statement. The Compensation Discussion and Analysis describes the Company's executive compensation program and the decisions that the Compensation Committee made with respect to the compensation of our named executive officers.

Our executive compensation program is designed to enable the Company to attract, motivate and retain key persons while, at the same time, creating a close relationship between performance and compensation. The Company regularly reviews its compensation program and the overall compensation package paid to each of its named executive officers, including through the engagement of an independent compensation consultant, to assess risk and to ensure that the program is structured appropriately in order to achieve the Company's strategic goals.

Approval of the advisory vote on executive compensation requires the affirmative vote of a majority of the shares of common stock cast at the Annual Meeting. Abstentions and broker non-votes will have no effect on this proposal.

Recommendation of the Board of Directors

The Board of Directors unanimously recommends that the Company's stockholders vote **FOR** the approval, on an advisory basis, of the compensation paid to our named executive officers, as disclosed in this Proxy Statement, pursuant to Item 402 of Regulation S-K.

PROPOSAL 3: APPROVAL OF THE COMPANY'S 2020 EQUITY INCENTIVE PLAN

On April 28, 2020, our Board of Directors adopted the 2020 Equity Incentive Plan (the "2020 Plan"), subject to stockholder approval at the Annual Meeting. The 2020 Plan will permit the issuance of up to 4,500,000 shares of our common stock in the form of awards of restricted stock, unrestricted stock, stock units (including restricted stock units), performance awards, stock options (including non-statutory stock options and incentive stock options) and stock appreciation rights ("SARs"), with a maximum of 3,350,000 of such shares of common stock permitted to be issued for full value awards (i.e., awards other than stock options and SARs).

Approval of the 2020 Plan requires the affirmative vote of a majority of the shares of common stock cast on the matter. Abstentions and broker non-votes will have no effect on the outcome of the proposal. The NYSE listing standards require that a majority of the outstanding shares must be voted on the proposal, and that a majority of those voted shares approve the 2020 Plan.

Highlights of the 2020 Plan

Proposed 2020 Plan Combines Compensation and Governance Best Practices	
The 2020 Plan is an important compensation tool designed to retain and motivate AMG's officers and other employees, directors and key persons (including consultants and advisors) who are responsible for or contribute to the management, growth or profitability of the Company and our Affiliates, while providing incentives for such persons to create shareholder value. The 2020 Plan combines best practices in executive compensation and corporate governance, and incorporates feedback from stockholders and proxy advisory firms. Our previous equity plan, the 2013 Stock Incentive Award Plan, provided equity incentives over a period of seven performance years, and our three-year average burn rate during the last three years was below the average among our Peer Group.	
Limited Dilution	The additional shares of common stock requested under the 2020 Plan represent less than 10% of our current outstanding shares
No Liberal Share Counting	The number of shares that will be available for awards under the 2020 Plan is 4,500,000. Shares of common stock will not be added back to the shares available for issuance under the 2020 Plan in the following situations: • Shares of common stock tendered by participants as full or partial payment to the Company upon exercise of stock options; • Shares of common stock repurchased by the Company using proceeds received by the Company upon exercise of stock options; • Shares of common stock underlying any stock option or SAR that is voluntarily forfeited (unless the Company's stockholders have approved the adding back of such shares); • Shares of common stock withheld by the Company to satisfy a participant's tax withholding obligations with respect to an award; or • Shares of common stock reserved for issuance upon the grant of SARs to the extent the number of shares of common stock reserved exceeds the number of shares of common stock actually issued upon exercise of the SARs
No Repricing, Replacement or Buy Backs	The Company may not reprice, replace or buy back any out-of-the money stock options or SARs without stockholder approval
No "Evergreen" Feature	The number of shares of common stock available for issuance under the 2020 Plan is fixed and will not automatically increase, on an annual basis or otherwise, without the need for stockholder approval of the increase
One-Year Minimum Vesting	95% of awards issuable under the 2020 Plan are required to be subject to vesting for a minimum of one year following the date of grant (virtually all grants to executives have in practice been subject to multi-year vesting; previous equity plan did not have any minimum vesting provision)
No Payment of Dividends Prior to Vesting	No dividends or dividend equivalents will be paid or distributed with respect to any portion of an award that is unvested, and no dividends will be paid on stock options and SARs; any accumulated dividends or dividend equivalents will be forfeited if the applicable vesting conditions are not satisfied
No Discounted Awards	The exercise price of stock options and the base price of SARs must be no less than fair market value on the date of grant
"Double trigger" Vesting for Change-in-Control Payments	Upon a change in control, the vesting of outstanding equity awards may only be accelerated if there is also a termination of employment without cause or for good reason within two years (i.e., a "double trigger")
Cap on Non-Employee Director Award	The maximum grant date fair value of awards granted to any non-employee director in any calendar year, assuming a maximum payout, may not exceed $500,000
Incentive Compensation Recoupment Policy	Any awards granted under the 2020 Plan are subject to our clawback policy that allows, under certain circumstances, for the recoupment of performance-based compensation from executive officers
Equity Holding Policies	Any awards granted under the 2020 Plan are subject to our Equity Ownership Guidelines and Equity Holding Policy, as applicable, designed to promote their long-term accumulation and retention of equity in our Company

Summary of Outstanding Equity Awards and Certain Additional Information

The following table sets forth the number of shares of our common stock subject to outstanding awards and available for future grant under all of the Company's existing equity compensation plans as of December 31, 2019. The table does not include the additional shares that are the subject of the proposed 2020 Stock Plan being presented for stockholder approval at the Annual Meeting.

If this Proposal 3 is approved by our stockholders, the 2020 Plan will become effective as of the date of the Annual Meeting and thereafter there will be no further equity-based awards granted under the 2013 Stock Plan, the 2011 Option Plan or the 2002 Equity Plan (such plans are collectively referred to in this Proposal No. 3 as the "Prior Plans"), other than any returning shares (defined below). If our stockholders do not approve this Proposal 3, the 2020 Plan will not become effective, and the Prior Plans will continue to be effective in accordance with their current terms following the Annual Meeting.

	December 31, 2019
Shares of common stock outstanding	48,098,002
Shares reserved for issuance upon conversion of convertible trust preferred securities and convertible notes	2,204,074
Shares of common stock reserved for issuance pursuant to the exercise of outstanding stock options and SARs under existing equity plans (1)	3,190,945
with a weighted average exercise price of	$82.40
with a weighted average remaining term of	6.2 years
number of which were vested and continued to be held by recipients	371,842
Number of outstanding shares of restricted stock and restricted stock units (1)	1,270,569
Shares of common stock available for grant under our existing equity incentive plans (1)	520,466

(1) Excludes shares subject to outstanding awards granted under the Prior Plans that may expire or terminate prior to exercise or settlement, settle in cash, or be forfeited, redeemed or repurchased because of the failure to meet a contingency or condition required to vest such shares and would, pursuant to the applicable Prior Plan, be available for reissuance thereunder (any such shares, "returning shares"). Assumes currently unearned performance-based equity awards are delivered at the maximum level of achievement.

Recommendation of the Board of Directors

The Board of Directors believes that the approval of the 2020 Plan is in the best interests of the Company and its stockholders and, therefore, unanimously recommends that the Company's stockholders vote FOR this proposal.

Summary of the 2020 Plan

The following description is only a summary of the material features of the 2020 Plan and does not describe all of its provisions. A copy of the 2020 Plan is included in this Proxy Statement as *Appendix A*.

Introduction. The 2020 Plan permits the grant of restricted stock, unrestricted stock, stock units, restricted stock units, performance awards, non-statutory stock options, incentive stock options and SARs. The 2020 Plan is not qualified under Section 401 of the Code nor is it subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Shares Subject to the 2020 Plan. 4,500,000 shares of common stock have been authorized and reserved for issuance under the 2020 Plan. A maximum of 3,350,000 of such shares of common stock may be issued for full value awards (i.e., awards other than stock options and SARs). The maximum grant date fair value of awards granted to any non-employee director in any calendar year, assuming a maximum payout, may not exceed $500,000. Shares of common stock underlying any award that is forfeited, cancelled or satisfied without the issuance of shares of common stock or otherwise terminated will be added back to the shares of common stock available for issuance under the 2020 Plan. Any shares of common stock (i) tendered by a participant to the Company as full or partial payment of the exercise price upon exercise of stock options; (ii) reserved for issuance upon the grant of SARs to the extent the number of shares of common stock reserved exceeds the number of shares of common stock actually issued upon exercise of the SARs; (iii) repurchased by the Company using proceeds received by the Company upon exercise of stock options; (iv) underlying any stock option or SAR that is voluntarily forfeited (unless the Company's stockholders have approved the adding back of such shares); or (v) withheld by the Company to satisfy a participant's tax withholding obligations with respect to an award (including with respect to the exercise of an award), will not be added back to the shares of common stock available for issuance under the 2020 Plan.

Plan Administration. The 2020 Plan will be administered by the Compensation Committee of the Board of Directors. All members of the Compensation Committee must be "non-employee directors" as that term is defined under Rule 16b-3 promulgated under the Exchange Act. The Compensation Committee, acting as the administrator of the 2020 Plan (in such role the Compensation Committee will be referred to as the "administrator"), will have the discretionary authority to interpret the 2020 Plan, determine eligibility for and grant awards, determine, modify or waive the terms and conditions of any award, prescribe forms, rules and procedures, and do all things necessary to carry out the purposes of the 2020 Plan, all subject to the provisions of the 2020 Plan. All determinations of the administrator made under the 2020 Plan will be conclusive and will bind all parties. The administrator may, in its discretion, delegate (i) to one or more members of the Board (including members of the Compensation Committee) such of its duties, powers and responsibilities as it may determine; (ii) to the Chief Executive Officer of the Company all or part of the administrator's authority and duties with respect to the granting of awards, but only with respect to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act; (iii) to one or more officers of the Company the power to grant awards to the extent permitted by Section 157(c) of the Delaware General Corporation Law; and (iv) to such employees or other persons as it determines such ministerial tasks as it deems appropriate.

Eligibility. Persons eligible to participate in the 2020 Plan are those officers, employees and directors and other key persons (including consultants and advisors) of the Company and its affiliates who are responsible for or contribute to the management, growth or profitability of the Company and its affiliates, as selected from time to time by the administrator in its sole discretion. Eligibility for awards is limited to those persons as to whom the use of a Form S-8 registration statement is permissible, subject to any express exceptions established by the administrator. Only employees of the Company and its subsidiaries may be granted incentive stock options.

Stock Awards; Stock Units. Restricted or unrestricted shares of common stock, and restricted or unrestricted stock units, may be awarded under the 2020 Plan. Generally, awards of restricted stock are subject to the requirement that the shares be forfeited, redelivered or resold to the Company unless specified conditions are satisfied and that the shares remain nontransferable until vested. Subject to such conditions as may be imposed by the administrator, the recipient of an award of restricted stock has all the rights of a stockholder, including the right to vote and to receive dividends. A stock unit is an unfunded and unsecured promise, denominated in shares of common stock, to deliver shares of common stock or cash measured by the value of such shares in the future. Stock units may be awarded subject to vesting and other conditions and restrictions but, unlike awards of restricted stock, do not give the holder the rights of a stockholder unless and until actual shares of common stock are delivered in the future.

Performance Awards. The administrator may grant awards under the 2020 Plan that are conditioned on the satisfaction of performance criteria. The performance criteria used in connection with a particular performance award will be determined by the administrator. Persons eligible for performance awards are those persons described immediately above as eligible to participate in the 2020 Plan generally under "*Eligibility*".

Stock Options and SARs. The exercise price or base price (as applicable) per share of common stock subject to each stock option and SAR will be determined by the administrator but may not be less than 100% of the fair market value of a share of common stock on the date of grant. Each grant will be subject to such vesting requirements as may be determined by the administrator.

Transferability. Awards under the 2020 Plan may not be transferred other than by will or by the laws of descent and distribution except that the administrator may also provide in an award agreement that the award may be transferred to members of a participant's immediate family, to trusts for the benefit of such family members or to partnerships in which such family members are the only partners, provided that the transferee (and, as required by the administrator, the beneficiaries, partners or members of such transferee) agrees in writing with the Company to be bound by all of the terms and conditions of the 2020 Plan and the applicable award agreement.

Trading Policy Restrictions. Awards under the 2020 Plan shall be subject to the Company's Insider Trading Policy and Procedures, as such may be amended and/or restated from time to time and/or in accordance with any other applicable policies set by the administrator, from time to time.

Termination of Service. In general, unless the administrator expressly provides otherwise, upon termination of a participant's employment or other service relationship with the Company or its affiliates for any reason, including a termination without cause, an unvested award will be forfeited without consideration. Stock options and SARs will remain exercisable for a period of up to 90 days following termination other than due to cause, death or disability. Stock options and SARs will remain exercisable for a period of up to one year on a termination due to death or disability, and will be forfeited on a termination for cause. Unless the administrator expressly provides otherwise, a participant's employment or service relationship with the Company and its affiliates will be deemed to continue for so long as the participant is employed by or otherwise continues to provide services to the Company or its affiliates, whether as an employee or as a non-employee service provider (such as a consultant, advisor or director).

Tax Withholding. Participants under the 2020 Plan are responsible for the payment of any federal, state or local taxes that may become due in connection with the delivery, vesting or retention of shares of stock under an award. The Company may deduct any such taxes from any payment otherwise due to a participant. Subject to the administrator's approval, participants may elect to have the applicable tax withholding obligations satisfied to the maximum extent consistent with equity accounting treatment either by authorizing the Company to withhold from shares of common stock otherwise issuable or by transferring to the Company shares of common stock having a value equal to the amount of such taxes.

Amendments and Termination. The administrator may at any time amend the 2020 Plan or any outstanding award for any purpose that may at the time be permitted by law, including for the purpose of satisfying applicable law, and may at any time terminate the 2020 Plan as to any future grants of awards; provided, that, except as otherwise expressly provided in the 2020 Plan, the administrator may not without the participant's consent alter the terms of an award so as to affect materially and adversely the participant's rights under the award, unless the administrator expressly reserved the right to do so at the time the award was granted. Any amendment to the 2020 Plan will be conditioned upon stockholder approval only to the extent, if any, that such approval is required by law or by exchange listing requirements, as determined by the administrator.

Adjustments to Awards. As a result of certain transactions (such as any stock dividend, stock split, reverse stock split, recapitalization or other similar change in the Company's capital stock), the administrator will make appropriate adjustments to (i) the number and kind of shares of common stock or securities subject to awards then outstanding or subsequently granted and to any other provision of awards affected by such transactions, (ii) the maximum number of shares of common stock that may be subject to awards granted to any person in any calendar year, and (iii) the maximum number of shares that may be delivered upon satisfaction of awards under the 2020 Plan. The administrator may also make adjustments to take into account other distributions to stockholders or any other event if the administrator determines that adjustments are appropriate to avoid distortion in the operation of the 2020 Plan and to preserve the value of awards made under the 2020 Plan, having due regard for the requirements of Section 409A of the Code, where applicable. The administrator may grant awards under the 2020 Plan in substitution for equity awards held by employees of another company who become employees of the Company or an affiliate as the result of the acquisition by the Company of such other company. The administrator may direct that the substitute awards be granted on such terms and conditions as the administrator considers appropriate in the circumstances. Shares that may be delivered under these substitute awards would be in addition to the total number of shares issuable under the 2020 Plan and would not be subject to the limit on awards for non-employee directors described above.

Corporate Transactions. In the event of a consolidation or merger or a sale, lease, exchange or other transfer of all or substantially all of the Company's assets or a liquidation of the Company, and except as otherwise provided in an award agreement, the acquiring or surviving entity may provide for the assumption of some or all awards or the grant of substitute awards. If there is no such assumption or substitution, the administrator shall provide for a cash-out payment with respect to some or all awards, subject to such conditions as the administrator determines. In general, awards (other than outstanding shares of restricted stock (as discussed below) and any awards that are assumed) will terminate upon the consummation of such corporate transaction. Shares of restricted stock will be treated in the same manner as other shares of common stock and may, in the discretion of the administrator, contain such restrictions, if any, as the administrator deems appropriate to reflect any performance or other vesting conditions to which the award was subject that did not lapse (and were not satisfied) in connection with the corporate transaction. In the case of restricted stock that does not vest in connection with the corporate transaction, the administrator may require that any amounts delivered, exchanged or otherwise paid in respect of such restricted stock in connection with the corporate transaction be placed in escrow or otherwise made subject to such restrictions as the administrator deems appropriate to carry out the intent of the 2020 Plan.

Change of Control Provisions. Except as otherwise provided in an applicable award agreement, in the event of termination of a participant's employment by the Company without cause (as defined in the applicable award agreement) or termination of the participant's employment by the participant for good reason (as defined in the applicable award agreement), in either case occurring within the two-year period following a change of control (defined below), each then outstanding award granted under the 2020 Plan held by such participant shall automatically become fully vested and free of any restrictions on transfer. For this purpose a "change of control" generally includes an event in which any person, directly or indirectly, becomes the beneficial owner of 25% or more of the voting power of the Company's voting securities. A change of control also includes the consummation of any consolidation or merger where the Company's stockholders immediately before such consolidation or merger would not own immediately after such consolidation or merger at least 50% of the voting shares of the surviving corporation or other business entity (or its ultimate parent). Finally, a change of control also includes the consummation of a sale, lease, exchange or other transfer of all or substantially all of the Company's assets as well as the Company's liquidation or dissolution.

New 2020 Plan Benefits. The future benefits or amounts that would be received under the 2020 Plan by executive officers, non-executive officer employees and non-employee directors are discretionary and are therefore not determinable at this time. Similarly, the benefits or amounts which would have been received by or allocated to such persons for the last completed fiscal year if the 2020 Plan had been in effect would have been discretionary and are, therefore, indeterminable.

Coordination with Other Plans. Awards under the 2020 Plan may be granted in tandem with, satisfaction of, or substitution for other awards under the 2020 Plan or awards made under other compensatory plans or programs of the Company or its affiliates. All shares delivered under the 2020 Plan in satisfaction of awards made under any other Company plan would reduce the number of shares of common stock available under the 2020 Plan.

Registration Statement. If stockholders approve the 2020 Plan, the Company intends to file a registration statement on Form S-8 under the Securities Act of 1933, as amended, to register the shares of common stock that may be issuable pursuant to the 2020 Plan. This registration statement is expected to become effective upon filing.

Federal Tax Effects

The following discussion summarizes certain U.S. federal income tax consequences of transactions under the 2020 Plan. This discussion does not describe all U.S. federal income tax consequences under the 2020 Plan, nor does it describe state, local, or foreign tax or all U.S. federal non-income tax consequences. Participants should consult their own tax advisors about potential tax consequences of participating in the 2020 Plan.

Restricted Stock. A participant generally realizes no taxable income at the time shares of restricted stock are awarded. When the restriction (the risk of forfeiture) lapses, a participant generally will have ordinary income equal to the excess of the fair market value of the shares at that time over the purchase price, if any.

A participant may make an election under Section 83(b) of the Code to be taxed on shares of restricted stock at the time they are acquired rather than later, when the substantial risk of forfeiture lapses. The so-called "83(b) election" must be made not later than thirty (30) days after the transfer of the shares to the participant and must satisfy certain other requirements. If the participant makes an effective 83(b) election, the participant will realize ordinary income equal to the fair market value of the shares as of the time of such transfer, less any amount paid for the shares. Fair market value for this purpose is to be determined without regard to the forfeiture restrictions. If the participant makes an effective 83(b) election, no additional income will result by reason of the lapsing of the restrictions.

For purposes of determining capital gain or loss on a sale of shares awarded under the 2020 Plan, the holding period in the shares begins when the participant realizes taxable income with respect to the transfer of such shares to the participant. However, if the participant makes an effective 83(b) election in connection with an award or purchase of stock subject to a substantial risk of forfeiture and later forfeits the shares, the tax loss realized as a result of the forfeiture is limited to the excess of the amount paid by the participant to acquire the shares (if any) over the amount (if any) reimbursed in connection with the forfeiture.

Stock Units. A participant generally realizes no taxable income at the time stock units are awarded. When a participant actually acquires the shares of stock underlying the stock units (unless the shares are restricted) or actually receives a cash payment in lieu of shares, the participant will realize ordinary income equal to the value of the shares at that time. If the shares delivered are shares of restricted stock, the participant will instead be subject at that time to the rules described above under "*Restricted Stock*".

Incentive Stock Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option that qualifies as such. If shares of common stock issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant of the stock option and after one year from the date of exercise, then (i) upon sale of such shares, any amount realized in excess of the exercise price will be taxed to the optionee as a long-term capital gain, and any loss sustained by the optionee will be a long-term capital loss, and (ii) there will be no deduction for the Company for federal income tax purposes. The exercise of an incentive stock option will increase the optionee's alternative minimum taxable income by an amount equal to the option spread, which may result in alternative minimum tax liability for the optionee.

If shares of common stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a "disqualifying disposition"), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of common stock acquired on the date of exercise (or, if less, of the amount realized on a sale of such shares of common stock) over the exercise price, and (ii) the Company will be entitled to deduct such amount. Any additional gain recognized on the disposition is treated as a capital gain to the optionee for which the Company is not entitled to a deduction.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the stock option is treated as a non-qualified option. In general, an incentive stock option that is exercised more than three months after termination of the optionee's employment is treated as a non-qualified option. Special rules apply in the case of permanent disability or death. Incentive stock options are also treated as non-qualified options to the extent that, in the aggregate, they first become exercisable by an individual in any calendar year for shares of common stock having a fair market value (determined as of the date of grant) in excess of $100,000.

Non-Qualified Options. With respect to non-qualified stock options under the 2020 Plan, no income is realized by the optionee at the time the stock option is granted and the Company does not receive a tax deduction at such time. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the excess (if any) of the fair market value of the shares of common stock on the date of exercise over the exercise price, and the Company receives a tax deduction for the same amount, and (ii) at disposition of such shares, any appreciation or depreciation in the value of such shares after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of common stock have been held.

Stock Appreciation Rights. The grant of a SAR will not result in taxable income to the participant or in a tax deduction to the Company. Upon the exercise of a SAR, the participant will recognize ordinary income in an amount that equals the fair market value of any shares of common stock received, and the Company will be entitled to a tax deduction in the same amount. Upon disposition of any such shares received on exercise, any appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of common stock have been held.

Section 409A. Awards under the 2020 Plan are intended either to be exempt from the rules of Section 409A of the Code ("Section 409A") or to satisfy those rules, and shall be construed accordingly. Granted awards may be modified at any time, in the administrator's discretion, so as to increase the likelihood of exemption from or compliance with the rules of Section 409A. If awards were subject to Section 409A and the requirements of Section 409A were not satisfied, the holders of such awards generally would be subject to current tax plus a 20% penalty tax and, in some cases, additional interest on the amount of compensation deferred under such awards, as determined under Section 409A.

Parachute Payments. Under the Code, the vesting and payments of awards in connection with a change of control of a corporation may be required to be valued and taken into account in determining whether participants have received compensatory payments, contingent on the change in control, in excess of certain limits. If these limits are exceeded, a substantial portion of amounts payable to the participant, including income recognized by reason of the grant, vesting or exercise of awards, may be subject to an additional 20% federal tax and may be non-deductible to the Company.

PROPOSAL 4: RATIFICATION OF THE
SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected PwC as the Company's independent registered public accounting firm for the current fiscal year, subject to ratification by the Company's stockholders at the Annual Meeting. PwC has acted as the Company's independent registered public accounting firm since the Company's inception. The Company has been advised by PwC that it is a registered public accounting firm with the Public Company Accounting Oversight Board (the "PCAOB") and complies with the auditing, quality control and independence standards and rules of the PCAOB and the SEC. A representative of PwC is expected to be present at the Annual Meeting to respond to appropriate questions and to make a statement if he or she so desires.

Although stockholder ratification of the selection of PwC is not required, the Board of Directors is nevertheless submitting the selection of PwC to the stockholders for ratification. Should the selection not be ratified by the stockholders, the Audit Committee will reconsider the matter. Even in the event the selection of PwC is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change is in the best interests of the Company and its stockholders.

Ratification of the selection of PwC as our independent registered public accounting firm for the current fiscal year requires the affirmative vote of a majority of the shares of common stock cast at the Annual Meeting. Abstentions will have no effect on this proposal.

Recommendation of the Board of Directors

The Board of Directors believes that the selection of PwC as the Company's independent registered public accounting firm is in the best interests of the Company and its stockholders and, therefore, unanimously recommends that the Company's stockholders vote **FOR** this proposal.

AUDIT COMMITTEE REPORT

The Audit Committee currently consists of Messrs. Byrne, Churchill, Earle and Zeitlin, and Ms. Palandjian, each an independent director of the Company, with Mr. Churchill serving as the Chair of the Audit Committee.

The Audit Committee's purpose is to assist the Board of Directors in oversight of the Company's internal controls and financial statements and the audit process. The Board of Directors has determined in its business judgment that all members of the Audit Committee are "independent," as is required by the listing standards of the New York Stock Exchange and under Securities and Exchange Commission rules.

Management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC"), is responsible for performing an independent audit of the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (the "PCAOB").

In performing its oversight role, the Audit Committee has reviewed and discussed the audited financial statements with management and PwC. The Audit Committee has also discussed with PwC the matters required to be discussed by the applicable standards of the PCAOB, including Auditing Standard No. 1301, "Communications with Audit Committee," and other applicable laws and regulations. The Audit Committee has received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence, and has discussed with PwC its independence.

Based on the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to below and in its charter, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

The Audit Committee's role is one of oversight, and members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and PwC. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions referred to above do not assure that the audit of the Company's financial statements has been carried out in accordance with the standards of the PCAOB, that the financial statements are presented in accordance with generally accepted accounting principles or that PwC is in fact "independent."

The Audit Committee operates pursuant to a charter that was most recently adopted by the Board of Directors in October 2019 and is available on the Company's website at *www.amg.com*.

DWIGHT D. CHURCHILL, *Chair*
SAMUEL T. BYRNE
GLENN EARLE
TRACY P. PALANDJIAN
JIDE J. ZEITLIN

Principal Accountant Fees and Services

The following table sets forth information regarding the fees for professional services rendered by PwC in each of the last two fiscal years:

Type of Fee	Year Ended December 31, 2018	Year Ended December 31, 2019
Audit Fees(1)	$6,766,557	$6,238,490
Audit-Related Fees(2)	1,175,556	855,610
Tax Fees(3)	3,489,012	3,178,373
All Other Fees(4)	—	222,000

(1)   Represents fees for the audit of the Company's consolidated financial statements and reviews of the consolidated financial statements filed with the SEC in Forms 10-K and 10-Q, as well as in connection with audits of the financial statements of certain of the Company's subsidiaries and Affiliates.

(2)   Represents fees for attest services not required by statute or regulation, benefit plan audits and accounting consultations.

(3)   Represents fees for tax compliance and consulting services for the Company and certain of its subsidiaries and Affiliates.

(4)   All other fees in 2019 and 2018 consisted of miscellaneous non-audit services.

In making its determination regarding the independence of PwC, the Audit Committee considered whether the provision of the services covered in the sections entitled "Audit-Related Fees" and "Tax Fees" was compatible with maintaining such independence.

The appointment of the independent registered public accounting firm to audit the Company's financial statements is approved each year by the Audit Committee. At the beginning of the year, the Audit Committee also evaluates other potential engagements by the Company of the accounting firm and approves or rejects each service considering (among other factors) the possible impact of each non-audit service on the accounting firm's independence from management. In accordance with its charter, the Audit Committee pre-approves all auditing services and the terms thereof and any non-audit services provided by the independent registered public accounting firm unless an exception to such pre-approval exists under the Exchange Act or the rules of the SEC. The Audit Committee carefully considers the fees that are proposed to be paid in connection with the approval of audit and non-audit services, and then closely monitors the fees incurred in connection with the provision of such services throughout the year. At each meeting, the Audit Committee receives updates from management on the services that have been provided and fees incurred; from time to time, the Audit Committee may also consider and approve the provision of additional services. In the event that a need arises for the approval of additional services between meetings, the services would be considered and provisionally approved by a designated member of the Audit Committee who would present the scope and fees of the services provisionally pre-approved at the following meeting of the Audit Committee.

SECURITY OWNERSHIP OF MANAGEMENT
AND CERTAIN BENEFICIAL OWNERS

The following table sets forth information as of March 15, 2020 (unless otherwise noted), regarding the beneficial ownership of common stock by (i) persons or "groups" (as that term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of more than 5% of the common stock of the Company, (ii) named executive officers, (iii) directors and (iv) directors and executive officers as a group. Except as otherwise indicated, we believe, based on information furnished by such persons, that each person listed below has sole voting and investment power over the shares of common stock shown as beneficially owned, subject to community property laws, where applicable.

In accordance with SEC rules, the number of shares of common stock beneficially owned excludes shares underlying restricted stock unit awards that are currently unvested or unsettled and that will remain so within 60 days of March 15, 2020 (the "measurement period"). Additional information regarding the restricted stock units held by each named executive officer is included in the footnotes to the table, as well as in the "Supplemental Table—Annual Compensation Earned in Performance Year 2019" and "Outstanding Equity Awards at 2019 Fiscal Year-End" tables included elsewhere in this Proxy Statement.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Percent of Common Stock(2)
EdgePoint Investment Group Inc.(3)	8,140,160	17.23%
BlackRock, Inc.(4)	4,932,579	10.44%
The Vanguard Group(5)	4,397,073	9.31%
Sean M. Healey(6)	217,821	*
Jay C. Horgen(7)	151,681	*
Nathaniel Dalton(8)	235,116	*
Thomas M. Wojcik (9)	8,267	*
Hugh P. B. Cutler(10)	4,407	*
David M. Billings(11)	17,840	*
Samuel T. Byrne(12)	40,331	*
Dwight D. Churchill(13)	21,308	*
Glenn Earle(14)	10,797	*
Niall Ferguson(15)	13,561	*
Reuben Jeffery III	—	*
Tracy P. Palandjian(16)	15,435	*
Patrick T. Ryan(17)	26,107	*
Karen L. Yerburgh(18)	2,743	*
Jide J. Zeitlin(19)	34,112	*
Directors and executive officers as a group (15 persons)(20)	799,526	1.69%

---

*   Less than 1%

(1)   The mailing address for each executive officer and director is c/o Affiliated Managers Group, Inc., 777 South Flagler Drive, West Palm Beach, Florida 33401. In certain cases, voting and investment power of certain shares may be shared by an executive officer with one or more family members who reside in the executive's household.

(2)   In computing the number of shares of common stock beneficially owned by a person, (i) shares of common stock subject to options held by that person that are currently exercisable or that become exercisable within the measurement period are deemed outstanding and (ii) shares of common stock underlying restricted stock units held by that person that are currently unvested or unsettled and that will remain so through the measurement period are not deemed outstanding. For purposes of computing the percentage owned, shares of common stock subject to options that are currently exercisable or that become exercisable within the measurement period are deemed to be outstanding for the holder thereof, but are not for the purpose of computing the ownership percentage of any other person. As of March 15, 2020, a total 47,238,457 shares of common stock were outstanding.

(3)   Information is based on a Schedule 13G filed with the SEC on March 19, 2020 by EdgePoint Investment Group Inc. as of December 31, 2019. EdgePoint Investment Group Inc. beneficially owns an aggregate of 8,140,160 shares of common stock, with sole voting and dispositive power over all of such shares (with no shared voting or dispositive power reported). The address of EdgePoint Investment Group Inc. is listed in such Schedule G as 150 Bloor Street West, Suite 500, Toronto, Ontario M5S 2X9, Canada.

(4) Information is based on a Schedule 13G-A filed with the SEC on February 10, 2020 by BlackRock, Inc. as of January 31, 2020. BlackRock, Inc. beneficially owns an aggregate of 4,932,579 shares of common stock, with sole voting power over 4,558,096 of such shares and sole dispositive power over all of such shares (with no shared voting or dispositive power reported). The address of BlackRock, Inc. is listed in such Schedule 13G-A as 55 East 52nd Street, New York, NY 10055.

(5) Information is based on a Schedule 13G-A filed with the SEC on February 12, 2020 by The Vanguard Group as of December 31, 2019. The Vanguard Group beneficially owns an aggregate of 4,397,073 shares of common stock, with sole voting power over 26,370 of such shares, shared voting power over 9,426 of such shares, sole dispositive power over 4,368,270 of such shares and shared dispositive power over 28,803 of such shares. The address of The Vanguard Group is listed in such Schedule 13G-A as 100 Vanguard Blvd., Malvern, PA 19355.

(6) Includes 91,902 shares of common stock subject to options exercisable within the measurement period. Excludes 45,941 shares of common stock underlying outstanding restricted stock unit awards subject to time-based vesting conditions and 54,320 shares of common stock underlying outstanding restricted stock unit awards that are also subject to performance-based vesting conditions (assuming that, in each case, the target level of performance is achieved) that will, in each case, remain unvested or unsettled through the measurement period.

(7) Includes 41,131 shares of common stock subject to options exercisable within the measurement period, as well as 5,500 shares of common stock indirectly owned and held under irrevocable family trusts over which Mr. Horgen has sole voting and investment power. Excludes 45,785 shares of common stock underlying outstanding restricted stock unit awards subject to time-based vesting conditions and 209,610 shares of common stock underlying outstanding restricted stock unit awards and option awards that are also subject to performance-based vesting conditions (assuming that, in each case, the target level of performance is achieved) that will, in each case, remain unvested or unsettled through the measurement period.

(8) Includes 53,985 shares of common stock subject to options exercisable within the measurement period. Excludes 25,458 shares of common stock underlying outstanding restricted stock unit awards subject to time-based vesting conditions and 40,367 shares of common stock underlying outstanding restricted stock unit awards that are also subject to performance-based vesting conditions (assuming that, in each case, the target level of performance is achieved) that will, in each case, remain unvested or unsettled through the measurement period.

(9) Excludes 32,798 shares of common stock underlying outstanding restricted stock unit awards subject to time-based vesting conditions and 30,916 shares of common stock underlying outstanding restricted stock unit awards and option awards that are also subject to performance-based vesting conditions (assuming that, in each case, the target level of performance is achieved) that will, in each case, remain unvested or unsettled through the measurement period.

(10) Excludes 11,498 shares of common stock underlying outstanding restricted stock unit awards subject to time-based vesting conditions and 18,659 shares of common stock underlying outstanding restricted stock unit awards that are also subject to performance-based vesting conditions (assuming that, in each case, the target level of performance is achieved) that will, in each case, remain unvested or unsettled through the measurement period.

(11) Includes 8,098 shares of common stock subject to options exercisable within the measurement period. Excludes 5,511 shares of common stock underlying outstanding restricted stock unit awards subject to time-based vesting conditions and 8,887 shares of common stock underlying outstanding restricted stock unit awards that are also subject to performance-based vesting conditions (assuming that, in each case, the target level of performance is achieved) that will, in each case, remain unvested or unsettled through the measurement period.

(12) Includes 12,239 shares of common stock subject to options exercisable within the measurement period. Excludes 1,451 shares of common stock underlying outstanding restricted stock unit awards subject to time-based vesting conditions that will remain unvested through the measurement period.

(13) Includes 12,239 shares of common stock subject to options exercisable within the measurement period. Excludes 1,451 shares of common stock underlying outstanding restricted stock unit awards subject to time-based vesting conditions that will remain unvested through the measurement period.

(14) Includes 9,207 shares of common stock subject to options exercisable within the measurement period. Excludes 1,451 shares of common stock underlying outstanding restricted stock unit awards subject to time-based vesting conditions that will remain unvested through the measurement period.

(15) Includes 11,360 shares of common stock subject to options exercisable within the measurement period. Excludes 1,451 shares of common stock underlying outstanding restricted stock unit awards subject to time-based vesting conditions that will remain unvested through the measurement period.

(16) Includes 12,239 shares of common stock subject to options exercisable within the measurement period. Excludes 1,451 shares of common stock underlying outstanding restricted stock unit awards subject to time-based vesting conditions that will remain unvested through the measurement period.

(17) Includes 12,239 shares of common stock subject to options exercisable within the measurement period. Excludes 1,451 shares of common stock underlying outstanding restricted stock unit awards subject to time-based vesting conditions that will remain unvested through the measurement period.

(18) Includes 2,345 shares of common stock subject to options exercisable within the measurement period. Excludes 1,331 shares of common stock underlying outstanding restricted stock unit awards subject to time-based vesting conditions that will remain unvested through the measurement period.

(19) Includes 12,239 shares of common stock subject to options exercisable within the measurement period. Excludes 1,451 shares of common stock underlying outstanding restricted stock unit awards subject to time-based vesting conditions that will remain unvested through the measurement period.

(20) Includes 279,223 shares of common stock subject to options exercisable within the measurement period.

OTHER MATTERS

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership of our equity securities with the SEC and NYSE. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish to the Company copies of all Section 16(a) forms that they file. To our knowledge, based solely on a review of copies of such reports, all Section 16(a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners have been satisfied, except that a Form 4 was inadvertently filed two days late for Mr. Cutler, due to an administrative error.

Related Person Transactions

We previously granted awards of units of profits interests in 2011 and 2012 under the 2011 Long-Term Equity Interests Plan and the 2012 Long-Term Equity Interests Plan (together, the "Plans"), respectively, to certain of our named executive officers as part of our compensation program, all of which were fully vested as of December 31, 2015. Vested units under the Plans generally may be called by the Company or put by the holder subject to the terms of the Plans. In the first quarter of 2020, Mr. Horgen, the Company's President and Chief Executive Officer, and Mr. Dalton, Senior Advisor to the Company and a Director, each elected to sell all of the remaining units awarded to them under the Plans, which were purchased by the Company for a purchase price of $29.5 million, in the case of Mr. Horgen, and $27.2 million, in the case of Mr. Dalton.

Our executive officers and directors may invest from time to time in funds advised by our Affiliates on substantially the same terms as other investors.

Expenses of Solicitation

The cost of solicitation of proxies will be borne by us. In an effort to have as large a representation of stockholders at the Annual Meeting as possible, special solicitation of proxies may, in certain instances, be made personally or by mail, telephone or other electronic means by one or more of our employees or by a proxy solicitor. We also may reimburse brokers, banks, nominees and other fiduciaries for postage and reasonable clerical expenses of forwarding the proxy materials to their principals who are beneficial owners of common stock.

The Company has retained Innisfree M&A Incorporated, 501 Madison Avenue, New York, NY 10022, for services in connection with the solicitation of proxies for a fee of $25,000.

Stockholder Proposals

Any stockholder proposals submitted pursuant to Exchange Act Rule 14a-8 and intended to be presented at the Company's 2021 Annual Meeting of Stockholders must be received by us at our principal executive offices on or before December 29, 2020 to be eligible for inclusion in the Proxy Statement and form of proxy card to be distributed by the Board of Directors in connection with such meeting.

Any stockholder proposal, other than a stockholder proposal submitted pursuant to Exchange Act Rule 14a-8, or notice of stockholder nominees for election to the Board of Directors intended to be presented at the Company's 2021 Annual Meeting of Stockholders, must be received in writing at our principal executive offices no earlier than February 9, 2021 nor later than March 26, 2021. Such stockholder proposals and notice of nominations must satisfy the requirements of our Charter and By-laws and must comply with Delaware General Corporation Law, and include the information, representations and materials required under our By-laws. For more complete information on our advance notice procedures and requirements for stockholder proposals and notice of nominations, please refer to our By-laws.

Householding of Proxy Statement

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of the Notice of Internet Availability or this Proxy Statement and the 2019 Annual Report on Form 10-K may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of our Proxy Statement and 2019 Annual Report on Form 10-K to you if you write or call us at the following address or telephone number: Affiliated Managers Group, Inc., 777 South Flagler Drive, West Palm Beach, Florida 33401-6152, Attention: Investor Relations, (617) 747-3300. If you would like to receive separate copies of these materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and telephone number.

Other Matters

The Board of Directors does not know of any matters other than those described in this Proxy Statement that will be presented for action at the Annual Meeting. If other matters are presented, proxies will be voted in accordance with the discretion of the proxy holders.

For those stockholders who receive the Notice of Internet Availability of Proxy Materials, this Proxy Statement and the 2019 Annual Report on Form 10-K are available at ***www.proxyvote.com***. In addition, a copy of the 2019 Annual Report on Form 10-K will be provided without charge upon the written request of any stockholder to Affiliated Managers Group, Inc., 777 South Flagler Drive, West Palm Beach, Florida 33401-6152, Attention: Investor Relations, and may be found on the Company's website at *www.amg.com*. This Proxy Statement references materials and information that are available on our website, including our 2019 Annual Report on Form 10-K and the "Responsibilities" section of our website, which are not incorporated by reference into this Proxy Statement and are not part of the Company's solicitation materials.

REGARDLESS OF THE NUMBER OF SHARES YOU OWN, YOUR VOTE IS IMPORTANT TO THE COMPANY. PLEASE SUBMIT A PROXY OVER THE INTERNET, BY TELEPHONE OR BY RETURNING A COMPLETED, SIGNED AND DATED PROXY CARD OR VOTING INSTRUCTION FORM.

AFFILIATED MANAGERS GROUP, INC.

2020 EQUITY INCENTIVE PLAN

1.   PURPOSE

This 2020 Equity Incentive Plan (the "Plan") has been established to advance the interests of the Company by providing for the grant to Participants of incentive Awards. The purpose of the Plan is to encourage and enable the officers, employees, directors (including Independent Directors) and other key persons (including consultants and advisors) of the Company upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company's welfare will assure a closer identification of their interests with those of the Company, thereby stimulating their efforts on the Company's behalf and strengthening their desire to remain with the Company.

2.   DEFINED TERMS

Exhibit A, which is incorporated by reference, defines certain terms used in the Plan and sets forth certain operational rules related to those terms.

3.   ADMINISTRATION

a.   The Administrator has discretionary authority, subject only to the express provisions of the Plan, to administer and interpret the Plan; determine eligibility for and grant Awards; determine, modify or waive the terms and conditions of any Award; subject to Section 6(a)(iv)(1), accelerate at any time the exercisability or vesting of all or any portion of any Award or the lapsing at any time of any restrictions on transfer of all or any portion of any Award; determine the form of settlement of Awards (whether in cash, shares of Stock or other property); prescribe forms, rules and procedures relating to the Plan and Awards; and otherwise do all things necessary or desirable to carry out the purposes of the Plan. Determinations of the Administrator made under the Plan will be conclusive and will bind all parties.

b.   The Administrator may, in its discretion, delegate (i) to one or more of its members (or one or more other members of the Board) such of its duties, powers and responsibilities as it may determine; (ii) to the Chief Executive Officer of the Company all or part of the Administrator's authority and duties with respect to the granting of Awards, but only with respect to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act; (iii) to one or more officers of the Company the power to grant Awards to the extent permitted by Section 157(c) of the Delaware General Corporation Laws; and (iv) to such employees or other persons as it determines such ministerial tasks as it deems appropriate. To the extent required by Section 157(c) of the Delaware General Corporation Laws, any delegation with respect to the granting of Awards shall include a limitation as to the amount of Awards that may be granted during the period of the delegation and shall contain guidelines as to the determination of the vesting criteria. The Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator's delegate or delegates that were consistent with the terms of the Plan. In the event of any delegation described in this paragraph, the term "Administrator" shall include the person or persons so delegated to the extent of such delegation.

4.   LIMITS ON AWARDS UNDER THE PLAN

a.   Number of Shares. Subject to adjustment as provided in Section 7, the maximum number of shares of Stock that may be delivered upon satisfaction of Awards under the Plan shall be 4,500,000, with a maximum of 3,350,000 of such shares of Stock available for full value awards (i.e., Awards other than Stock Options or SARs, such as Restricted Stock Units). The aggregate number of shares of Stock that may be issued under all full value awards shall not exceed 3,350,000 shares. For purposes of this limitation, the shares of Stock underlying any Awards that are forfeited (except as described below), cancelled or satisfied without the issuance of Stock or otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for delivery upon satisfaction of Awards under the Plan and, as applicable, shares reserved for full value awards. Any shares of Stock (i) tendered by Participants as full or partial payment to the Company upon exercise of Stock Options, (ii) reserved for issuance upon the grant of SARs to the extent the number of reserved shares exceeds the number of shares of Stock actually issued upon exercise of the SARs, (iii) repurchased by the Company using proceeds received by the Company upon exercise of Stock Options,

(iv) underlying any Stock Option or SAR that is voluntarily forfeited, unless the Company's stockholders have approved the adding back of such shares, or (v) withheld by, or otherwise remitted to, the Company in satisfaction of tax withholding requirements with respect to the Award shall not be added back to the shares of Stock available for issuance under the Plan. Up to the total number of shares of Stock issuable under the Plan may be issued in satisfaction of ISOs, but nothing in this Section 4(a) will be construed as requiring that any, or any fixed number of, ISOs be awarded under the Plan. The limits set forth in this Section 4(a) will be construed to comply with Section 422.

b.   Substitute Awards. The Administrator may grant Substitute Awards under the Plan. To the extent consistent with the requirements of Section 422 and the regulations thereunder and other applicable legal requirements (including applicable stock exchange requirements), Stock delivered under the Plan in respect of Substitute Awards will be in addition to and will not reduce the number of shares available for Awards under the Plan set forth in Section 4(a), but, notwithstanding anything in Section 4(a) to the contrary, if any Substitute Award is settled in cash or expires, becomes unexercisable, terminates or is forfeited to or repurchased by the Company without the issuance of Stock, the shares of Stock previously subject to such Award will not be available for future grants under the Plan. The Administrator will determine the extent to which the terms and conditions of the Plan apply to Substitute Awards, if at all, provided, however, that Substitute Awards will not be subject to the limits described in Section 4(d) below.

c.   Type of Shares. Stock delivered by the Company under the Plan may be (i) authorized but unissued Stock or (ii) previously issued Stock acquired by the Company. No fractional shares of Stock shall be issued under the Plan, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.

d.   Director Limits. The maximum grant date fair value of Awards granted to any Eligible Director in any calendar year calculated in accordance with the Accounting Rules, assuming a maximum payout, may not exceed $500,000. The limitation in this Section 4(d) will not apply to any Award or shares of Stock granted pursuant to an Eligible Director's election to receive an Award or shares of Stock in lieu of cash retainers or other fees (to the extent such Award or shares of Stock have a fair value equal to the value of such cash retainers or other fees).

5.   ELIGIBILITY AND PARTICIPATION

The Administrator will select Participants from among those officers, employees, directors (including Eligible Directors) and other key persons (including consultants and advisors) of the Company and its Affiliates who are responsible for or contribute to the management, growth or profitability of the Company and its Affiliates; provided, that, subject to such express exceptions, if any, as the Administrator may establish, eligibility shall be further limited to those persons as to whom the use of a Form S-8 registration statement is permissible.

6.   RULES APPLICABLE TO AWARDS

a.   All Awards.

i.   *Award Provisions*. The Administrator will determine the terms of all Awards, subject to the limitations provided herein. By accepting (or, under such rules as the Administrator may prescribe, being deemed to have accepted) an Award, the Participant will be deemed to agree to the terms of the Award and the Plan. Notwithstanding any provision of this Plan to the contrary, Substitute Awards may contain terms and conditions that are inconsistent with the terms and conditions specified herein, as determined by the Administrator.

ii.   *Term of Plan*. No Awards may be made after ten (10) years from the date on which the Plan is approved by the Company's stockholders, but previously granted Awards may continue beyond that date in accordance with their terms.

iii.   *Transferability*. No Awards may be transferred other than by will or by the laws of descent and distribution. Notwithstanding the foregoing, the Administrator, in its sole discretion, may provide in an Award agreement that the Participant may transfer, without consideration for the transfer, an Award to members of his immediate family, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners; provided, that the transferee (and, as required by the Administrator, the beneficiaries, partners or members of such transferee) agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award agreement.

iv.   *Vesting, etc*. The Administrator shall determine the time or times at which an Award will vest and the terms on which a Stock Option or SAR remains exercisable, subject to Section 8.

(1)   No Award shall vest or become exercisable prior to the first anniversary of the date of grant. Notwithstanding the foregoing, (a) the Administrator may, upon the Participant's cessation of Employment due to death or disability, accelerate the exercisability or vesting of all or any portion of any Award or the lapsing at any time of any restrictions on transfer of all or any portion of any Award within the minimum vesting period specified in the preceding sentence and (b) a number of shares of Stock not exceeding five (5) percent of the number of shares of Stock that may be delivered in satisfaction of Awards may be delivered in satisfaction of Awards that are not subject to the minimum vesting period specified in the preceding sentence.

(2)   Unless the Administrator expressly provides otherwise, however, the following rules will apply if a Participant's Employment ceases:

(A)   Except as provided in (B), (C) and (D) below, immediately upon the cessation of the Participant's Employment, all Awards that are then held by the Participant or by the Participant's permitted transferees, if any, to the extent not already vested will be forfeited.

(B)   Subject to (C) and (D) below, all Stock Options and SARs held by the Participant or the Participant's permitted transferees, if any, immediately prior to the cessation of the Participant's Employment, to the extent then exercisable, will remain exercisable for the lesser of (i) a period of ninety (90) days or (ii) the period ending on the latest date on which such Stock Option or SAR could have been exercised without regard to this Section 6(a)(iv), and will thereupon immediately terminate.

(C)   Subject to (D) below, all Stock Options and SARs held by a Participant or the Participant's permitted transferees, if any, immediately prior to the Participant's cessation of Employment due to death or disability, to the extent then exercisable, will remain exercisable for the lesser of (i) the one year period ending with the first anniversary of the Participant's death or disability, or (ii) the period ending on the latest date on which such Stock Option or SAR could have been exercised without regard to this Section 6(a)(4), and will thereupon immediately terminate.

(D)   All Stock Options and SARs (whether or not exercisable) held by a Participant or the Participant's permitted transferees, if any, immediately prior to the cessation of the Participant's Employment will immediately terminate upon such cessation of Employment if the termination is for Cause or occurs in circumstances that in the determination of the Administrator would have constituted grounds for the Participant's Employment to be terminated for Cause.

v.   *Taxes*.

(1)   *Payment by Participant*. Each Participant shall, no later than the date as of which the value of an Award or of any Stock or other amounts received thereunder first becomes includable in the gross income of the Participant for federal income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any federal, state, or local taxes of any kind required by law to be withheld with respect to such income. The Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Participant. The Company's obligation to issue Stock to any Participant under the Plan is subject to and conditioned on tax obligations being satisfied by the Participant.

(2)   *Payment in Stock*. Unless otherwise set forth in an Award agreement, a Participant may elect to have the applicable tax withholding obligation satisfied to the maximum extent consistent with equity accounting treatment, in whole or in part, by (i) authorizing the Company to withhold from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate fair market value (as of the date the withholding is effected) that would satisfy the withholding amount due, or (ii) transferring to the Company shares of Stock owned by the Participant with an aggregate fair market value (as of the date the withholding is effected) that would satisfy the withholding amount due.

vi.   *Dividend Equivalents, etc*. The Administrator may provide for the payment of amounts in lieu of cash dividends or other cash distributions with respect to Stock subject to, or deliverable in satisfaction of, the vested portion of an Award, other than Stock Options or SARs. The payment of dividend or dividend equivalents on Stock Options or SARs is prohibited. Any entitlement to dividend equivalents or similar entitlements shall be established and administered consistent either with exemption from, or compliance with, the requirements of Section 409A.

vii.   *Rights Limited*. Nothing in the Plan will be construed as giving any person the right to continued employment or service with the Company or its Affiliates, or any rights as a stockholder except as to shares of Stock actually issued under the Plan, subject to any restrictions on such Shares that are set forth in the applicable Award agreement or under the Plan. The loss of existing or potential profit in Awards will not constitute an element of damages in the event of termination of Employment for any reason, even if the termination is in violation of an obligation of the Company or any Affiliate to the Participant.

viii.   *Coordination with Other Plans*. Awards under the Plan may be granted in tandem with, or in satisfaction of or substitution for, other Awards under the Plan or awards made under other compensatory plans or programs of the Company or its Affiliates. Shares of Stock available for issuance under the Plan may also be used to settle awards made under other compensatory plans or programs of the Company or its Affiliates. For the avoidance of doubt, all shares delivered under the Plan (other than shares delivered in respect of Substitute Awards) shall reduce the number of shares of Stock thereafter available under the Plan in accordance with the rules set forth in Section 4(a).

ix.   *Section 409A*. Awards under the Plan are intended either to be exempt from the rules of Section 409A or to satisfy those rules, and shall be construed accordingly. Granted Awards may be modified at any time, in the Administrator's discretion, so as to increase the likelihood of exemption from or compliance with the rules of Section 409A.

x.   *Certain Requirements of Corporate Law*. Awards shall be granted and administered consistent with the requirements of applicable Delaware law relating to the issuance of stock and the consideration to be received therefor, and with the applicable requirements of the stock exchanges or other trading systems on which the Stock is listed or entered for trading, in each case as determined by the Administrator.

xi.   *Trading Policy Restrictions*. Awards under the Plan shall be subject to the Company's Insider Trading Policy and Procedures, as such may be amended and/or restated from time to time, and/or in accordance with any other applicable policies set by the Administrator, from time to time.

b.   Stock Options and SARs.

i.   Any Stock Option or SAR granted under the Plan shall be in such form as the Administrator may from time to time approve. Stock Options and SARs granted pursuant to this Plan shall be subject to the following terms and conditions set forth in this Section 6(b) and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable. Stock Options granted under the Plan may be either ISOs or NSOs. ISOs may be granted only to employees of the Company or any Affiliate that is a "subsidiary corporation" within the meaning of Section 424(f) of the Code. To the extent that any Stock Option does not qualify as an ISO, it shall be deemed a NSO. Eligibility for Stock Options, other than ISOs, and SARs is limited to employees, directors and other service providers of the Company and its Affiliates who are providing direct services on the date of grant of the Award to the Company or to a subsidiary of the Company that would be described in the first sentence of Treas. Regs. §1.409A-1(b)(5)(iii)(E).

ii.   *Time and Manner of Exercise*. Unless the Administrator expressly provides otherwise, no Stock Option or SAR will be deemed to have been exercised until the Administrator receives notice of exercise in a form acceptable to the Administrator that is signed by the appropriate person and accompanied by any payment required under the Award. Any attempt to exercise a Stock Option or SAR by any person other than the Participant will not be given effect unless the Administrator has received such evidence as it may require that the person exercising the Award has the right to do so.

iii.   *Payment of Exercise Price*. Where the exercise of an Award is to be accompanied by payment, unless otherwise provided in the Award agreement, payment of the exercise price must be in cash, or by certified or bank check or other instrument acceptable to the Administrator, or, if legally permissible:

(1)   Through the delivery of previously acquired unrestricted shares of Stock, or the withholding of unrestricted shares of Stock otherwise deliverable upon exercise, in either case, that have a Fair Market Value equal to the exercise price;

(2)   Through a broker-assisted exercise program acceptable to the Administrator;

(3)   By other means acceptable to the Administrator; or

(4)   By any combination of the foregoing permissible forms of payment.

The delivery of previously acquired shares in payment of the exercise price under clause (1) above may be accomplished either by actual delivery or by constructive delivery through attestation of ownership, subject to such rules as the Administrator may prescribe. The issuance of shares of Stock upon the exercise of a Stock Option will be contingent upon receipt from the Participant (or a purchaser acting in his stead in accordance with the provisions of the Award agreement and the Plan) by the Company of the full purchase price for such shares and the fulfillment of any other requirements contained in the Award agreement, the Plan or any applicable provision of law. In the event a Participant chooses to pay the purchase price by delivery of previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the Participant upon the exercise of the Stock Option shall be net of the number of shares attested to.

iv.   *Exercise Price*. The exercise price per share for the Stock covered by a Stock Option or SAR shall be determined by the Administrator at the time of grant but shall not be less than 100 percent of the Fair Market Value on the date of grant. If an employee owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than ten (10) percent of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation and an ISO is granted to such employee, the option price of such ISO shall be not less than 110 percent of the Fair Market Value on the grant date.

v.   *Term*. The term of each Stock Option or SAR shall be fixed by the Administrator, but no such Award shall be exercisable more than ten (10) years after the date such Award is granted. If an employee owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than ten (10) percent of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation and an ISO is granted to such employee, the term of such option shall be no more than five (5) years from the date of grant.

vi.   *Exercisability; Rights of a Stockholder*. Stock Options and SARs shall become exercisable at such time or times and any Stock issued or issuable thereunder shall become free of any restrictions on transfer, whether or not in installments, as shall be determined by the Administrator at or after the grant date. Participants shall have the rights of a stockholder (including with respect to any dividends) only as to shares acquired upon the exercise of a Stock Option or SAR, subject to any applicable restrictions on transfer on the issued Stock, and not as to any unexercised Stock Option or SAR.

vii.   *No Repricing or Cash Buyouts*. The Company may not, without obtaining stockholder approval, (A) amend the terms of outstanding Stock Options or SARs to reduce the exercise price or base value of such Awards, (B) cancel outstanding Stock Options or SARs in exchange for Awards with an exercise price or base value that is less than the exercise price or base value of the original Awards, or (C) cancel outstanding Stock Options or SARs that have an exercise price or base value greater than the Fair Market Value of a share of Stock on the date of such cancellation in exchange for cash or other consideration.

viii.   *Annual Limit on Incentive Stock Options*. To the extent required for "incentive stock option" treatment under Section 422, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which ISOs granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by a Participant during any calendar year shall not exceed $100,000. To the extent that any Stock Option exceeds this limit, it shall constitute a NSO.

7.   EFFECT OF CERTAIN TRANSACTIONS

a.   <u>Mergers, etc</u>. Except as otherwise provided in an Award, the following provisions shall apply in the event of a Covered Transaction:

i.   *Assumption or Substitution*. If the Covered Transaction is one in which there is an acquiring or surviving entity, the acquiring or surviving entity may provide for the assumption of some or all outstanding Awards or for the grant of new awards in substitution therefor by the acquiror or survivor or an affiliate of the acquiror or survivor.

ii.   *Cash-Out of Awards*. If the Covered Transaction is one in which holders of Stock will receive upon consummation a payment (whether cash, non-cash or a combination of the foregoing) and an acquiring or surviving entity has not provided for the assumption or substitution of awards, then subject to Section 7(a)(v) below the Administrator shall provide for payment (a "cash-out"), with respect to all Awards, equal in the case of each affected Award or portion thereof to: (A) the fair market value of one share of Stock (as determined by the Administrator in its reasonable discretion) times the number of shares of Stock subject to the Award or such portion, minus (B) in the case of a Stock Option or SAR, the applicable exercise price or base price of the Award, respectively, on such payment terms (which need not be the same as the terms of payment to holders of Stock) and other terms, and subject to such conditions, as the Administrator determines; provided, that this Section 7(a)(ii) shall not be given effect with respect to an Award or portion thereof providing for "nonqualified deferred compensation" subject to Section 409A in a manner that would constitute an extension or acceleration of, or other change in, payment terms if such change would be inconsistent with the applicable requirements of Section 409A. Each Award will terminate upon consummation of the Covered Transaction, other than Awards assumed pursuant to Section 7(a)(i) above, Awards converted pursuant to the proviso in Section 7(a)(iii) below into an ongoing right to receive payment other than Stock, and outstanding shares of Restricted Stock (which shall be treated in the same manner as other shares of Stock, subject to Section 7(a)(iv) below.

iii.   *Acceleration of Certain Awards*. To the extent the acceleration or cash-out of any Award subject to Section 409A would cause the Award to fail to satisfy the requirements of Section 409A, the Award shall not be accelerated and the Administrator in lieu thereof shall take such steps as are necessary to ensure that payment of the Award is made in a medium other than Stock and on terms that as nearly as possible, but taking into account adjustments required or permitted by this Section 7, replicate the prior terms of the Award.

iv.   *Additional Limitations*. Any share of Stock and any cash or other property delivered pursuant to Section 7(a)(ii) or (iii) above with respect to an Award may, in the discretion of the Administrator, contain such restrictions, if any, as the Administrator deems appropriate to reflect any performance or other vesting conditions to which the Award was subject and that did not lapse (and were not satisfied) in connection with the Covered Transaction. For purposes of the immediately preceding sentence, a cash-out under Section 7(a)(ii) above shall not, in and of itself, be treated as the lapsing (or satisfaction) of a performance or other vesting condition. In the case of Restricted Stock that does not vest in connection with the Covered Transaction, the Administrator may require that any amounts delivered, exchanged, or otherwise paid in respect of such Restricted Stock in connection with the Covered Transaction be placed in escrow or otherwise made subject to such restrictions as the Administrator deems appropriate to carry out the intent of the Plan.

b.   Changes in and Distributions with Respect to Stock.

i.   *Basic Adjustment Provisions*. In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company's capital structure, the Administrator shall make appropriate adjustments to the maximum number of shares specified in Section 4(a) that may be delivered under the Plan and shall also make appropriate adjustments to the number and kind of shares of stock or securities subject to Awards then outstanding or subsequently granted and any other provision of Awards affected by such change.

ii.   *Certain Other Adjustments*. The Administrator may also make adjustments of the type described in Section 7(b)(i) above to take into account distributions to stockholders other than those provided for in Section 7(a) and 7(b)(i), or any other event, if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Plan and to preserve the value of Awards made hereunder, having due regard for the requirements of Section 409A where applicable.

iii.   *Continuing Application of Plan Terms*. References in the Plan to shares of Stock will be construed to include any stock or securities resulting from an adjustment pursuant to this Section 7.

8.   CHANGE OF CONTROL PROVISIONS

a.   Except as otherwise provided in an applicable Award agreement, in the event of termination of a Participant's Employment by the Company without Cause (as defined in the applicable Award agreement) or termination of the Participant's Employment by the Participant for Good Reason (as defined in the applicable Award agreement), in either case occurring within the two-year period following a Change of Control (as defined in this Section 8), each then outstanding Award granted under the Plan and held by such Participant shall automatically become fully vested and exercisable and free of any restrictions on transfer.

b.   For purposes of the Plan, "Change of Control" shall mean the occurrence of any one of the following events:

i.   any "person," as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, any of its Affiliates, or any trustee, fiduciary or other person or entity holding securities under any employee benefit plan or trust of the Company or any of its Affiliates), together with all "affiliates" and "associates" (as such terms are defined in Rule 12b-2 under the Exchange Act) of such person, shall become the "beneficial owner" (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 25 percent or more of the combined voting power of the Company's then outstanding securities having the right to vote in an election of the Company's Board of Directors ("Voting Securities") (in such case other than as a result of an acquisition of securities directly from the Company); or

ii.   the consummation of (A) any consolidation or merger of the Company where the stockholders of the Company, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, shares representing in the aggregate 50 percent or more of the voting shares of the corporation (or other business entity) issuing cash or securities in the consolidation or merger (or of its ultimate parent, if any), (B) any sale, lease, exchange or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Company or (C) the liquidation or dissolution of the Company.

Notwithstanding the foregoing, a "Change of Control" shall not be deemed to have occurred for purposes of the foregoing subsection (i) solely as the result of an acquisition of securities by the Company which, by reducing the number of shares of Voting Securities outstanding, increases the proportionate number of shares of Voting Securities beneficially owned by any person to 25 percent or more of the combined voting power of all then outstanding Voting Securities; provided, that if any person referred to in this sentence shall thereafter become the beneficial owner of any additional shares of Voting Securities (other than pursuant to a stock split, stock dividend or similar transaction, or as a result of an acquisition of securities directly from the Company), then a "Change of Control" shall be deemed to have occurred for purposes of the foregoing subsection (i).

9. LEGAL CONDITIONS ON DELIVERY OF STOCK

The Company will not be obligated to deliver any shares of Stock pursuant to the Plan or to remove any restriction from shares of Stock previously delivered under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance and delivery of such shares have been addressed and resolved; (ii) if the outstanding Stock is at the time of delivery listed on any stock exchange or national market system, the shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the Award have been satisfied or waived. If the sale of Stock has not been registered under the Securities Act of 1933, as amended, the Company may require, as a condition to delivery of the Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of such Act. The Company may require that certificates evidencing Stock issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Stock, and the Company may hold the certificates pending lapse of the applicable restrictions.

10. AMENDMENT AND TERMINATION

The Administrator may at any time or times amend the Plan or any outstanding Award for any purpose that may at the time be permitted by law, including for the purpose of satisfying applicable law (including, without limitation, Section 10D of the Exchange Act), and may at any time terminate the Plan as to any future grants of Awards; provided, that except as otherwise expressly provided in the Plan, the Administrator may not, without the Participant's consent, alter the terms of an Award so as to affect materially and adversely the Participant's rights under the Award, unless the Administrator expressly reserved the right to do so at the time of the grant of the Award. Any amendments to the Plan shall be conditioned upon stockholder approval only to the extent, if any, such approval is required by law (including the Code and applicable stock exchange requirements, including, without limitation, if and to the extent determined by the Administrator to be required by the Code to ensure that ISOs granted hereunder are qualified under Section 422), as determined by the Administrator.

11. OTHER COMPENSATION ARRANGEMENTS

The existence of the Plan or the grant of any Award will not in any way affect the Company's right to award a person bonuses or other compensation in addition to Awards under the Plan.

12. MISCELLANEOUS

a.   Waiver of Jury Trial. By accepting an Award under the Plan, each Participant waives any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan and any Award, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees that any such action, proceedings or counterclaim shall be tried before a court and not before a jury. By accepting an Award under the Plan, each Participant certifies that no officer, representative, or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers.

b.   Limitation of Liability. Notwithstanding anything to the contrary in the Plan, neither the Company, nor any Affiliate, nor the Administrator, nor any person acting on behalf of the Company, any Affiliate or the Administrator, shall be liable to any Participant or to the estate or beneficiary of any Participant or to any other holder of an Award by reason of any acceleration of income, or any additional tax (including any interest and penalties), asserted by reason of the failure of an Award to satisfy the requirements of Section 409A or by reason of Section 4999 of the Code, or otherwise asserted with respect to the Award.

13.   ESTABLISHMENT OF SUB-PLANS

The Board may from time to time establish one or more sub-plans under the Plan for purposes of satisfying applicable blue sky, securities or tax laws of various jurisdictions. The Board will establish such sub-plans by adopting supplements to the Plan setting forth (i) such limitations on the Administrator's discretion under the Plan as the Board deems necessary or desirable and (ii) such additional terms and conditions not otherwise inconsistent with the Plan as the Board deems necessary or desirable. All supplements adopted by the Board will be deemed to be part of the Plan, but each supplement will apply only to Participants within the affected jurisdiction, and the Company will not be required to provide copies of any supplement to Participants in any jurisdiction that is not affected.

14.   GOVERNING LAW

Except as otherwise provided by the express terms of an Award agreement or under a sub-plan described in Section 13, the provisions of the Plan and of Awards under the Plan and all claims or disputes arising out of or based upon the Plan or any Award under the Plan or relating to the subject matter hereof or thereof will be governed by and construed in accordance with the domestic substantive laws of the State of Delaware without giving effect to any choice or conflict of laws provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

15.   EFFECTIVE DATE OF PLAN

This Plan is effective when approved by the Company's stockholders.

EXHIBIT A

Definition of Terms

The following terms, when used in the Plan, will have the meanings and be subject to the provisions set forth below:

"Accounting Rules": Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor provision.

"Administrator": The Compensation Committee.

"Affiliate": Any corporation or other entity that stands in a relationship to the Company that would result in the Company and such corporation or other entity being treated as one employer under Section 414(b) and Section 414(c) of the Code.

"Award": Any or a combination of the following:

(i) Restricted Stock.

(ii) Unrestricted Stock.

(iii) Stock Units, including Restricted Stock Units.

(iv) Performance Awards.

(v) Stock Options, including NSOs and ISOs.

(vi) SARs.

"Board": The Board of Directors of the Company.

"Cause": If "Cause" is defined in an employment agreement between the Company or an Affiliate and the Participant, then such definition of "Cause" shall apply. In all other circumstances, except as otherwise provided in an applicable Award agreement, "Cause" shall mean: (a) The Participant's engagement in any criminal act which is or involves a serious felony offense, a violation of federal or state securities laws (or equivalent laws of any country or political subdivision thereof), embezzlement, fraud, wrongful taking or misappropriation of property, or theft or any other crime involving dishonesty; (b) the Participant's willful or grossly negligent failure to perform duties owed to the Company or an Affiliate; (c) the Participant's willful violation of any securities or commodities laws, any rules or regulations issued pursuant to such laws, or the rules and regulations of any securities or commodities exchange or association of which the Company or any of its subsidiaries or Affiliates is a member; or (d) the Grantee's willful violation of any Company policy or any applicable policy of any of its subsidiaries or Affiliates concerning confidential or proprietary information, or material violation of any other Company or applicable subsidiary or Affiliate policy or written agreement as in effect from time to time. The determination as to whether "Cause" has occurred shall be made by the Administrator. The Administrator shall also have the authority to waive the consequences under the Plan of the existence or occurrence of any of the events, acts or omissions constituting "Cause." If, subsequent to the Participant's termination of Employment for other than Cause, it is determined that the Participant's Employment could have been terminated for Cause, the Participant's Employment shall be deemed to have been terminated for Cause retroactively to the date the events giving rise to such Cause occurred.

"Code": The U.S. Internal Revenue Code of 1986 as from time to time amended and in effect, or any successor statute as from time to time in effect.

"Compensation Committee": A committee of not less than two Independent Directors, which may be a subcommittee of the Board. Each member of the Compensation Committee shall be a "non-employee director" within the meaning of Rule 16b-3(b)(3)(i) promulgated under the Exchange Act, or any successor definition under said rule.

"Company": Affiliated Managers Group, Inc.

"Covered Transaction": A consolidation or merger or a sale, lease, exchange or other transfer of all or substantially all of the assets of the Company in which outstanding shares of Stock are exchanged for securities, cash or other property of an unrelated corporation (or other business entity) or a liquidation of the Company.

"Eligible Director": A member of the Board who is not employed (other than as a member of the Board) by the Company or by any Affiliate.

"Employment": A Participant's employment or other service relationship with the Company and/or its Affiliates. Employment will be deemed to continue, unless the Administrator expressly provides otherwise, so long as the Participant is employed by, or otherwise is providing services in a capacity described in Section 5 to, the Company or its Affiliates. If a Participant's employment or other service relationship is with an Affiliate and that entity ceases to be an Affiliate, the Participant's Employment will be deemed to have terminated when the entity ceases to be an Affiliate unless the Participant transfers Employment to the Company or its remaining Affiliates. Notwithstanding the foregoing and the definition of "Affiliate" above, in construing the provisions of any Award relating to the payment of "nonqualified deferred compensation" (subject to Section 409A) upon a termination or cessation of Employment, references to termination or cessation of employment, separation from service, retirement or similar or correlative terms shall be construed to require a "separation from service" (as that term is defined in Section 1.409A-1(h) of the Treasury Regulations) from the Company and from all other corporations and trades or businesses, if any, that would be treated as a single "service recipient" with the Company under Section 1.409A-1(h)(3) of the Treasury Regulations. The Company may, but need not, elect in writing, subject to the applicable limitations under Section 409A, any of the special elective rules prescribed in Section 1.409A-1(h) of the Treasury Regulations for purposes of determining whether a "separation from service" has occurred. Any such written election shall be deemed a part of the Plan.

"Exchange Act": The Securities Exchange Act of 1934, as amended.

"Fair Market Value": As of a particular date, (i) the closing price for a share of Stock reported on the New York Stock Exchange (or any other national securities exchange on which the Stock is then listed) for that date or, if no closing price is reported for that date, the closing price on the immediately preceding date on which a closing price was reported or (ii) in the event that the Stock is not traded on a national securities exchange, the fair market value of a share of Stock determined by the Administrator consistent with the rules of Section 422 and Section 409A to the extent applicable.

"**Independent Director":** A member of the Board who satisfies the independence standards of the New York Stock Exchange listing standards (or any other national securities exchange on which the Stock is then listed).

"ISO": A Stock Option intended to be an "incentive stock option" within the meaning of Section 422. Each Stock Option granted pursuant to the Plan will be treated as providing by its terms that it is to be an NSO unless, as of the date of grant, it is expressly designated as an ISO.

"NSO": A Stock Option that is not intended to be an "incentive stock option" within the meaning of Section 422.

"Participant": A person who is granted an Award under the Plan.

"Performance Award": A grant subject to Performance Criteria.

"Performance Criteria": Specified criteria, other than the mere continuation of Employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Award. The Administrator may provide that one or more of the Performance Criteria applicable to an Award will be adjusted in an objectively determinable manner to reflect events (for example, but without limitation, acquisitions, dispositions or issuances of stock (excluding issuances in connection with the settlement of employee equity awards)) occurring during the Performance Period that affect the applicable Performance Criterion or Criteria.

"Performance Period": A period of at least a full fiscal year of the Company.

"Plan": The Affiliated Managers Group, Inc. 2020 Equity Incentive Plan as from time to time amended and in effect.

"Restricted Stock": Stock subject to restrictions requiring that it be redelivered or offered for sale to the Company if specified performance or other vesting conditions are not satisfied.

"Restricted Stock Unit": A Stock Unit that is, or as to which the delivery of Stock or cash in lieu of Stock is, subject to the satisfaction of specified performance or other vesting conditions.

"SAR": A right entitling the holder upon exercise to receive an amount (payable in cash or in shares of Stock of equivalent value) equal to the excess of the Fair Market Value of the shares of Stock subject to the right over the base value from which appreciation under the SAR is to be measured.

"Section 409A": Section 409A of the Code and the regulations thereunder.

"Section 422": Section 422 of the Code.

"Stock": Common Stock of the Company, par value $0.01 per share.

"Stock Option": Any option to purchase shares of Stock granted pursuant to Section 6(b) of the Plan.

"Stock Unit": An unfunded and unsecured promise, denominated in shares of Stock, to deliver Stock or cash measured by the value of such Stock in the future.

"Substitute Awards": Awards issued under the Plan in substitution for equity awards held by employees, consultants or other service providers of an acquired company that are converted, replaced or adjusted in connection with the acquisition or other transaction.

"Unrestricted Stock": Stock not subject to any restrictions under the terms of the Award.